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04012100

WRITER'S DIRECT NUMBER
(212) 839-5872

WRITER'S E-MAIL ADDRESS
eflagg@sidley.com

January 7, 2004

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
Stop 3-2
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: Rule 12g3-2(g) Filing Requirements for SanCor Cooperativas Unidas Limitada ("SanCor") File No. 82-4476

Ladies and Gentlemen:

Pursuant to filing requirements to maintain exemption from registration under Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Act"), I hereby submit an English-language summary of each of the following original Spanish-language documents pertaining to SanCor:

Information for *the Quarter ended on September 30, 2003*

1. Information submitted to the Mercado Abierto Electrónico concerning net sales, current assets and current liabilities;

2. Minutes of the Administrative Council No. 2579, held on November 7, 2003, approving the financial statements;

3. Minutes of the Audit Committee Meeting No. 320, held on November 7, 2003, approving the financial statements; and

4. Comparison of the three month period ended September 30, 2003 with the three month period ended September 30, 2002.

Each of the aforementioned Spanish-language documents has been enclosed for your convenience. In addition, English-language and Spanish-language versions of the following document are also enclosed:

dlw 1/14

5. Financial statements as of September 30, 2003 audited by Pistrelli, Henry Martin y Asociados S.R.L., members of Ernst & Young, with related auditor's report thereto attached.

This letter and the enclosed documents are being furnished in accordance with the requirements of Rule 12g3-2(b), with the understanding that such information will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Act. The submission of this letter is not to be deemed an admission by SanCor that it is subject to the Act.

Please stamp the enclosed copy of this letter "Received" and return it to the messenger who is delivering the package.

Please do not hesitate to contact me at (212) 839-5872 with any further questions or comments you may have.

Regards,

Edward R. Flagg

(Enclosures)

cc: Educardo Zago
(SanCor Cooperativas Unidas Limitada)
John H. Newman, Esq.
Sidley Austin Brown & Wood LLP)

NY1 5489086v1

SanCor Cooperativas Unidas Limitada ("SanCor")

04 JAN -8 AM 7:21

English Summaries of Documents 1-4

Document 1

Certain financial information for the three month period ended September 30, 2003 compared to the same period in 2002:

(In pesos)		September 30, 2003	September 30, 2002
I) NET SALES		254,517,794	245,971,984
II) CURRENT ASSETS (Inventories excluded)			
Cash and amounts due from banks		12,351,492	23,317,202
Transitory investments		864	15,724
Receivables		178,285,024	169,639,207
Deferred Charges		6,104,904	7,141,447
	Total	196,742,284	200,113,580
(III) CURRENT LIABILITIES		637,478,527	653,189,976

Document 2

Minutes of the meeting of the Administrative Council of SanCor on November 7, 2003.

The meeting of the Administrative Council of SanCor took place on November 7, 2003 in Sunchales, Province of Santa Fe, Argentina (Minutes No. 2579). President Miguel Omar Altuna submits to the present members of the council the report of the First Quarter 2003/2004 financial statements for the three month period ended September 30, 2003. The report concerns the following: (I) Balance sheets of SanCor for the three month period ended September 30, 2003; (II) Statements of income of SanCor for the three month period ended September 30, 2003; (III) Statement of Changes in Cooperative Equity of SanCor for the three month period ended September 30, 2003; (IV) Origin and application of funds of SanCor for the three month period ended September 30, 2003; (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other companies (Appendix C); (IX) Evolution of the reserve, provisions and funds (Appendix E); (X) Cost of goods sold (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informational report for the three month period ended September 30, 2003 required by the laws of the National Securities Commission; (XIV)

Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; (XV) Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Aires Stock Exchange.

In conclusion, the Administrative Council feels it has addressed all issues for the day. There being no more issues to address, this session ends at 11:40 p.m.

Signed: President Mr. Miguel Omar Altuna

Document 3

Minutes of the meeting of the Auditors' Committee of SanCor (No. 320) held on November 7, 2003.

Report of the meeting of the members of the Auditors' Committee of SanCor (No. 320), Mres. Néstor Juan Garetto; José Luis Juan and Norberto José Racca, took place in Sunchales on November 7, 2003. The First Quarter financial statements for the period ended September 30, 2003: the documentation in reference to the above was approved by the Administrative Council of SanCor at its meeting in accordance with Minutes No. 2,579 of the aforementioned directive body. By unanimous consent, the Auditors' Committee resolved: (1) To ratify the financial statements and summary information of SanCor. This documentation consists of the following items: (I) Balance sheets of SanCor for the three month period ended September 30, 2003; (II) Statements of income of SanCor for the three month period ended September 30, 2003; (III) Statement of Changes in Cooperative Equity of SanCor for the three month period ended September 30, 2003; (IV) Origin and application of funds of SanCor for the three month period ended September 30, 2003; (V) Notes to the Financial Statements cited previously; (VI) Growth of property, plant & equipment (Appendix A); (VII) Intangible Assets (Appendix B); (VIII) Investment in equities and other negotiable values, and participation in other companies (Appendix C); (IX) Evolution of the reserve, provision and funds (Appendix E); (X) Cost of goods sold (Appendix F); (XI) Assets and liabilities in foreign currency (Appendix G); (XII) Purchases and expenses of administration, manufacture and marketing (Appendix H); (XIII) Informational report; (XIV) Table of sales, current assets (inventories excluded) and total current liabilities, as submitted to the Electronic Open Market; (XV) Note to the Buenos Aires Stock Exchange, giving the results for the period and details of the net capital in accordance with Article 63 of the Domestic Rules of the Buenos Aires Stock Exchange.

In conclusion, the Auditors' Committee feels it has addressed all issues for the day. There being no more issues to address, this session ends at 14:10 p.m.

Signed: Mr. Néstor Juan Garetto

Document 4

Comparison of the three month period ended September 30, 2003 and the three month period ended September 30, 2002.

Net Sales - The net sales of SanCor during the three month period ended September 30, 2003 (the "First Quarter 2003/2004") were 254.5 million pesos, representing a increase of 3.5%, compared to the sum of 246.0 million pesos in the three month

period ended September 30, 2002 (the "First Quarter 2002/2003"). The increase of net sales was mainly due to a higher placement in the domestic market, accompanied by a better general level of the obtained prices.

Cost of Sales - The cost of sales increased 10.9% from 185.7 million pesos during the First Quarter 2002/2003 as compared to 205.9 million pesos in the First Quarter 2003/2004. SanCor attributes this increase mainly to an increase in the prices of the principal two items of the cost of production: the raw milk and the cost of labor.

Commercial, Administrative Expenses and other Not Ordinary Expenses - Sales expenses decreased 6.9% from 39.8 million pesos in the First Quarter 2002/2003 to 37.0 million pesos in the First Quarter 2003/2004; the administrative expense increased 13.4% from 3.9 million pesos in the First Quarter 2002/2003 to 4.4 million pesos in the First Quarter 2003/2004. The decrease in the cost of sales mainly due to a decrease of the general volume of sales and to the smaller activity in communication. The increase of the administrative expenses is mainly due to the higher cost of labor. The other non-ordinary expenses of the First Quarter 2003/2004 exceeded of preceding year by 3.1 million pesos as consequence of the cost of the idle capacity and a greater tax burden on the banks debits and credits.

Net Financial Expenditures - During the First Quarter 2003/2004, net financial expenditures was -38.2 million pesos, while in the First Quarter 2002/2003 was 19.8 million pesos. SanCor attributes this variation mainly to the effect in the average level of indebtedness in foreign currency, caused by the behavior of the exchange rate, (decreasing in 2002/2003 and growing in 2003/2004).

Operating results - The operating results of SanCor, positive during the First Quarter 2002/2003, became a loss of 36.6 million pesos during the First Quarter 2003/2004. This change is a consequence of the combined effect of the variations in the revenues and operating costs for that period already analyzed.

Other Net Revenue – The loss of 1.4 million pesos in the First Quarter 2002/2003 increased to a loss of 3.5 million pesos in the First Quarter 2003/2004. This change is mainly due to the greater expenditure derived from effecting structural adjustments to adapt the company to the new levels of activity.

Net Result - SanCor declared a net result of a loss of 40.1 million pesos for the First Quarter 2003/2004, and a net result of 32.5 million pesos in the First Quarter 2002/2003. The lower negative result is a consequence of concepts already analyzed.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Información del período de tres meses finalizado el 30 de septiembre de 2003, comparativo con el mismo período del ejercicio anterior y con el ejercicio anterior

(En Pesos)	30/09/2003	30/09/2002
I)- **VENTAS NETAS**	**254.517.794**	**245.971.984**

(En Pesos)	30/09/2003	30/06/2003
II)- **ACTIVOS CORRIENTES**		
(Excluido Bienes de Cambio)		
Caja y Bancos	12.351.492	23.317.202
Inversiones Transitorias	864	15.724
Créditos	178.285.024	169.639.207
Cargos Diferidos	6.104.904	7.141.447
TOTAL	196.742.284	200.113.580
III)- **PASIVOS CORRIENTES**	**637.478.527**	**653.189.976**

"SanCor"
Cooperativas
Unidas Limitada

Administración Central
Tte. Gral. Richieri 15
2322 SUNCHALES (Sta. Fe)
Tel. 54-3493-428000 / 420101
Fax 54-3493-421158
Oficinas Buenos Aires
Tacuarí 202
1071 BUENOS AIRES
Tel. 54-11-4346-7200 / 4342-3350
Fax 54-11-4334-7357

MIGUEL OMAR ALTUNA
Presidente

SanCor
Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 2.579

7 de noviembre de 2003

ASISTENTES
Miguel Omar Altuna
Oscar Juan Carreras
Ariel Aldo Salera
Roberto Osvaldo Marchiaro
Oclides Amatore Cardellino
Raúl Antonio Maranzana
Eduardo Isaac Honorio Barcarolo
Juan Bautista Delbino
Alberto Eduardo Rossetti
Rubén Darío Echavarri
Danilo Narciso Filippi
Carlos Rubén Francisca
Fernando Alberto Gioino

Síndicos
Néstor Juan Garetto
José Luis Juan
Norberto José Racca

Acta número dos mil quinientos setenta y nueve. En Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los siete días del mes de noviembre del año dos mil tres, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros del Consejo de Administración y Síndicos que al costado figuran y que firman en el registro de asistencia. Con la presencia de los Vocales Suplentes señores Renée José Jorge Boaglio, Adolfo Valentín Ferrero, Italo Jorge Gastaldi y Rubén Antonio Paulón, se inicia la sesión siendo las ocho horas bajo la Presidencia de su titular, señor Miguel Omar Altuna.-------------------------

... **ESTADOS CONTABLES PRIMER TRIMESTRE EJERCICIO 2003/2004**: Se acuerda ahora incursionar en la consideración de un informe (con sus anexos) de la víspera, el que – de carácter resolutivo – suscribiera y elevara a esta instancia, por las vías habituales, el titular de la Gerencia de Administración, relativo a los Estados Contables y la Información Complementaria correspondientes al primer trimestre del ejercicio económico 2003/2004 (julio-agosto-setiembre de 2003). Concluido el tratamiento pertinente de este asunto, se resuelve por unanimidad: 1°)- En un todo de acuerdo a lo condensado en los documentos presentados por la Gerencia de Administración se aprueban, en forma íntegra, los Estados Contables y la Información Complementaria correspondientes al primer trimestre del ejercicio económico de SanCor Cooperativas Unidas Limitada, cerrado el 30 de setiembre de 2003. 2°)- Paralelamente, se deja constancia que la mencionada documentación fue confeccionada conforme a cuanto determinan las normas vigentes en la materia, cumplimentándose lo requerido por los organismos de control respectivos, adquiriendo la misma el carácter de "información principal". Integran esos Estados Contables, correspondientes al período comprendido entre el 1/7/2003 y el 30/9/2003, los siguientes documentos: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Flujo de Efectivo; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de

Sigue al dorso ▶

Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 30 de setiembre de 2003, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio de Buenos Aires, comunicando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 2°)- Se faculta al Presidente del Consejo de Administración (señor Miguel Omar Altuna) para que, en nombre y representación de esta Cooperativa de segundo grado, suscriba la documentación descripta más arriba. A la vez, se compromete a la Gerencia General para que - por conducto de la cartera de Administración y Finanzas y demás sectores que corresponda - proceda, en tiempo y forma, a diligenciar los trámites de presentación que fueren necesarios concretar en relación a los documentos que originan esta resolución. 3°)- Mediante la confección y remisión de la comunicación de práctica, la Secretaría General Rentada se ocupará de notificar de estas medidas a la Gerencia General, a los fines pertinentes. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las once horas cuarenta minutos.----------------------------

Esta copia es parte pertinente de su original obrante en el Libro de Actas de Reuniones del Consejo de Administración N° 1 de SanCor Cooperativas Unidas Limitada.-

MIGUEL OMAR ALTUNA
Presidente

SanCor
Cooperativas Unidas Ltda.

PARTE PERTINENTE ACTA NÚMERO 320

7 de noviembre de 2003

ACTA NUMERO TRESCIENTOS VEINTE: En la ciudad de Sunchales, Departamento Castellanos, Provincia de Santa Fe, a los siete dias del mes de noviembre del año dos mil tres, se reúnen en la sede de SanCor Cooperativas Unidas Limitada los miembros de la Comisión Fiscalizadora, C.P.N. Néstor Juan Garetto, C.P.N. José Luis Juan y señor Norberto José Racca. Siendo las trece horas se inicia la sesión bajo la Presidencia del titular, C.P.N. Néstor Juan Garetto. ... **ESTADOS CONTABLES PRIMER TRIMESTRE EJERCICIO 2003/2004**: Los integrantes de este órgano de fiscalización ahora se ocupan de analizar la documentación referida al asunto del título, que – por las vías de práctica - la Gerencia de Administración presentara, en la fecha, a consideración del Consejo de Administración y de esta Comisión Fiscalizadora. En la misma se hace referencia a los Estados Contables y a la Información Complementaria correspondientes al primer trimestre del ejercicio económico 2003/2004 de SanCor Cooperativas Unidas Limitada, cerrado el 30 de setiembre de 2003, los que han sido aprobados por el Consejo de Administración de la Cooperativa en la sesión de la fecha, según constancias obrantes en el Acta N° 2.579. Formalizado el tratamiento pertinente, con la participación de funcionarios de la Gerencia de Auditoría Interna, en forma unánime se resuelve lo siguiente: 1°)- Se ratifican, por parte de esta Comisión Fiscalizadora, los Estados Contables y la Información Complementaria correspondientes al primer trimestre del actual ejercicio económico de SanCor Cooperativas Unidas Limitada, comprendido entre el 1/7/2003 y el 30/9/2003, todo lo cual ha sido confeccionado de acuerdo a cuanto establecen las normas vigentes en la materia, cumplimentándose los requerimientos de los organismos de control pertinentes, razón por la cual la misma adquirirá el carácter de "información principal". 2°).- La documentación antedicha comprende: I.- Estado de Situación Patrimonial; II.- Estado de Resultados; III.- Estado de Evolución del Patrimonio Cooperativo Neto; IV.- Estado de Flujo de Efectivo; V.- Notas a los Estados Contables señalados precedentemente; VI.- Evolución de Bienes de Uso (Anexo A); VII.- Activos Intangibles (Anexo B); VIII.- Inversiones en Acciones y otros valores negociables y participación en otras sociedades (Anexo C); IX.- Evolución de las Previsiones, Reservas y Fondos (Anexo E); X.- Costo de las Mercaderías Vendidas (Anexo F); XI.- Activos y Pasivos en Moneda Extranjera (Anexo G); XII.- Compras y Gastos de Fabricación, Administración y Comercialización (Anexo H); XIII.- Reseña informativa sobre el período finalizado el 30 de setiembre de 2003, requerida por las normas de la Comisión Nacional de Valores; XIV.- Cuadro resumen sobre Ventas, Activos Corrientes (excluido Bienes de Cambio) y Pasivos Corrientes, destinado al Mercado Abierto Electrónico; y XV.- Nota a la Bolsa de Comercio de Buenos Aires, comunicando el Resultado del Período y el detalle del Patrimonio Neto, de acuerdo a lo establecido en el artículo 63 del Reglamento Interno de la misma. 3°)- Por unanimidad se acuerda facultar al Presidente – C.P.N. Néstor Juan Garetto - para que, en representación de esta Comisión Fiscalizadora,

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proceda a refrendar la documentación descripta en los apartados I.- al XV.- del inciso 2°) que antecede. ... No habiendo más asuntos que tratar, se levanta la sesión siendo las catorce horas diez minutos minutos.-----------------
Esta copia es parte pertinente de su original obrante en el Libro de Actas de de la Comisión Fiscalizadora N° 1 de SanCor Cooperativas Unidas Limitada.-

NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

Comparación entre el Período de Tres Meses finalizado el 30 de setiembre de 2003 con el Período de Tres Meses finalizado el 30 de setiembre de 2002

Ventas Netas. *Las ventas netas de la Compañía durante el período de tres meses finalizado el 30 de setiembre de 2003 (el "Ejercicio 2003/2004") fueron de $ 254,5 millones, con un incremento del 3,5 % comparadas con la suma de $ 246,0 millones registrada en dicho rubro en el período de tres meses finalizado el 30 de setiembre de 2002 (el "Ejercicio 2002/2003"). Dicho aumento se debió principalmente a una mayor colocación en el mercado local, acompañada por un mejor nivel general de los precios obtenidos.*

Costo de Ventas. *El costo de ventas creció el 10,9 %, de $ 185,7 millones durante el Ejercicio 2002/2003 a $ 205,9 millones en el Ejercicio 2003/2004. La Compañía atribuye este aumento, fundamentalmente, al incremento en los precios de los dos principales factores del costo de producción: la materia prima leche y la mano de obra.*

Gastos Comerciales, Administrativos y Otros Gastos no Ordinarios. *Los gastos por ventas decrecieron un 6,9 %, de $ 39,8 millones en el Ejercicio 2002/2003 a $ 37,0 millones en el Ejercicio 2003/2004; los gastos administrativos crecieron el 13,4 %, de $ 3,9 millones en el Ejercicio 2002/2003 a $ 4,4 millones en el Ejercicio 2003/2004. La disminución de los gastos por ventas tiene como causas principales a la disminución del volumen general de ventas y a la menor actividad comunicacional. El incremento de los gastos administrativos se atribuye principalmente al mayor precio de la mano de obra. Los otros gastos no ordinarios del Ejercicio 2003/2004 excedieron a los del ejercicio precedente en $ 3,1 millones como consecuencia del costo de la capacidad ociosa y un mayor peso del impuesto sobre los débitos y créditos bancarios.*

Resultados Financieros. *Durante el Ejercicio 2003/2004, el resultado financiero medido en términos reales fue de $ -38,2 millones negativo, mientras que en el Ejercicio 2002/2003 había sido de $ 19,8 millones positivo. Esta evolución fue consecuencia, básicamente, del efecto sobre el endeudamiento neto en moneda extranjera provocado por el comportamiento del tipo de cambio de la misma (decreciente en 2002/2003 y creciente en 2003/2004).*

Resultado Operativo. *El resultado operativo de la Compañía, positivo en el Ejercicio 2002/2003, se transformó en una pérdida de $ -36,6 millones en el Ejercicio 2003/2004. Este cambio es consecuencia del efecto conjunto de las variaciones producidas en los rubros de ingresos y costos operativos ya analizados.*

Otros Ingresos y Egresos Netos. *El resultado negativo de $ -1,4 millones en el Ejercicio 2002/2003 se incrementó a $ -3,5 millones en el Ejercicio 2003/2004. Incide para este comportamiento el mayor egreso derivado de la necesidad de efectuar ajustes estructurales para adaptar la compañía a los nuevos niveles de actividad.*

Resultado Neto. *La Compañía declaró un resultado neto negativo de $ -40,1 millones para el Ejercicio 2003/2004, habiendo sido positivo en $ 32,5 millones en el Ejercicio 2002/2003. Esta evolución fue consecuencia, fundamentalmente, de un menor margen bruto obtenido sobre las ventas y de la pérdida financiera derivada de la evolución del tipo de cambio de la moneda extranjera.*

Cooperativas Unidas Ltda.

Financial statements as of September 30, 2003 presented comparatively with the prior fiscal year and the same period of the prior fiscal year, together with the limited review report

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

LIMITED REVIEW REPORT OF INTERIM FINANCIAL STATEMENTS

(Translation of the Limited Review Report originally
issued in Spanish - see paragraph 11. below)

To the Board of Trustees of

SanCor Cooperativas Unidas Limitada:

We are hereby submitting for your consideration this First Limited Review Report for the first quarter of the sixty fourth fiscal year ended September 30, 2003.

1. Organizational Data

   1.1. Name: Sancor Cooperativas Unidas Limitada.
   1.2. Registered Office: Teniente Gral. Richieri No. 15 Sunchales-Depto. Castellanos-Santa Fe-Argentina.
   1.3. Registration number with the I.N.A.E.S. (governmental regulatory agency of cooperatives and mutuals): 772
   1.4. Type of cooperative: Second tier.
   1.5. Primary business: Producing and marketing of dairy products.

2. We have made a limited review of the accompanying balance sheet of SanCor Cooperativas Unidas Limitada (The Cooperative) as of September 30, 2003, and the related statements of income, changes in the Cooperative's owners' equity and cash flows for the three-month period then ended. These financial statements are the responsibility of the Cooperative's Board of Trustees.

3. Except as indicated in paragraphs 4. and 5., our review was performed in accordance with the standards established by F.A.C.P.C.E. (Argentine Federation of Professional Councils in Economic Sciences) Technical Resolution No. 7 applicable to limited reviews of interim financial statements. Under such standards, a limited review basically consists in applying analytical procedures to financial data and making inquires of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards in Argentina, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Therefore, we do not express such an opinion.

4. The scope of our work did not include the limited review of the financial statements as of June 30, 2003, of the subsidiaries Integral Insumos G.P., El Hornero G.P., Coop Publicidad G.P., Amplicampo Inversora Corp., San Marco Corp., Aproagro Corp., Nobleplus Corp., SanCor Dairy Corp., SanCor do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C. The financial statements of the first six companies mentioned above were audited by other auditors, whose reports included qualifications due to the issue described in paragraph 10. of this report, due to the failure to recognize the effects of the new professional accounting standards described in note 1.1 to the accompanying financial statements and for failing to audit the equity interests of these companies in any of the above mentioned (unaudited) four companies. In addition, the audit report on the financial statements of Amplicampo Inversora Corp. included qualifications due to scope limitations related to certain investments in securities and participation certificates in "TCAr Financial Trust Series 2 and 3", "TC/Cap Financial Trust", "TC Mix Financial Trust" and "AVG Financial Trust" that, as of June 30, 2003, amounted to ARS 4,046,506 and to uncertainties on the recoverability of the assets booked on account of tax on minimum presumed income that, as of June 30, 2003, amounted to ARS 547,862.

The above mentioned financial statements were used by the Cooperative to value its interest in such companies as of September 30, 2003, by the equity method. Due to the scope limitations previously described, we do not have evidence supporting the valuation and disclosure of the accounts related to the above subsidiaries which, as of September 30, 2003, involves investments, account receivables, and liabilities for ARS 29,561,685, ARS 45,507,129 and ARS 13,236,316, respectively.

In addition, the financial statements used to value the long-term investments included in Exhibit C at equity value have not been modified, and the effects, if any, that the changes in methods established by the new professional accounting standards mentioned in paragraph 9. may produce on these financial statements have not been quantified yet.

Furthermore, the subsidiaries' financial statements for the three-month period ended September 30, 2003, which are required to value such investments at equity value according to the current professional accounting standards, were unavailable. The Cooperative has no information about income (loss) generated by such companies during the three-month period ended September 30, 2003, and it did not recognize its equity interest in the subsidiaries' income (loss) for the three-month period then ended.

5. As stated in Exhibit C and note 2.5 to the accompanying financial statements, as of September 30, 2003, the Cooperative maintained trust debt instruments which are booked as noncurrent investments in the amount of ARS 11,850,220. The financial statements as of June 30, 2003, (the last financial statements available) of the issuer trust were audited by another auditor, whose report included qualifications for uncertainties related to the effects on the main assets of the trust (interests in other companies and goodwill) of the crisis described in paragraph 7. of this report and to the recoverability of the financial instruments held by the companies included as long-term investments among the assets of the trust. Furthermore, the above mentioned auditor's report states that certain securities booked under investments (by the companies included as long-term investments among the assets of the trust) could not be checked against the related financial statements. Therefore, as of the issuance date of the accompanying financial statements, we were not furnished with enough evidence as to the valuation and recoverability of such investments.

6. As explained in note 2.6 to the accompanying financial statements, the Cooperative booked an appraisal revaluation of certain property, plant and equipment as of June 30, 1990, based on appraisals made by an independent expert. Our statement in paragraph 12., as to reevaluated amounts, is based on the report of such expert.

7. As described in note 15.a) to the accompanying financial statements, at the end of 2001, a deep change was implemented in the economic model of Argentina as well as in Convertibility Law that was in place since March 1991 including the devaluation of the Argentine peso and other significant measures. The changes made gave rise to a deep economic crisis, which main consequences have been the increase in domestic prices and the subsequent fall in domestic market demand and the restriction on the access to credit.

Our audit report dated September 4, 2003, on the financial statements as of June 30, 2003, included undetermined qualifications for uncertainties arising from the above economic crisis related to the issues described below. Such uncertainties were not resolved as of the date of this report and their evolution is also detailed below.

The above mentioned economic situation impacted on the Cooperative and caused, among other things, a decrease in cash inflows, which were not enough for the Cooperative to meet its financial obligations, that increased considerably due to the devaluation of Argentine peso. As stated in notes 12, 13, and 15.b) to the accompanying financial statements, during 2002 and 2003 first nine months, the Cooperative partially settled interest on financial loans based on repayment proposals made to creditors, which include debt rescheduling and reductions in the originally agreed-upon interest rates, and failed to repay certain past-due principal and interest installments. According to the applicable agreements, such noncompliance entitles creditors to require the Cooperative to repay all payables fully and early. Since, to the issuance date of the accompanying financial statements, the Cooperative had not been notified by the respective creditors of the above noncompliance, as established in the agreements for early repayment to be required, and considering the favorable outcome the Cooperative expected from negotiations with financial creditors, the Cooperative classified ARS 65,587,500 as noncurrent financial payables as of September 30, 2003. Furthermore, as explained in note 13 to the accompanying financial statements, the Cooperative computed accrued interest in 2002 and through September 30, 2003, based on its estimated outcome of current negotiations with financial creditors and it therefore did not book interest that would arise from meeting the corporate bond issue prospectus or that other creditors may consider applicable in the case of delinquency in payment. The classification and valuation of the above liabilities are subject to the outcome of the above mentioned negotiations.

As mentioned in note 15.b) to the accompanying financial statements, the Cooperative is currently working to implement strategies to bring its business into line with the new economic conditions, and the Cooperative's Board of Trustees and Management understand that such measures, and the favorable outcome they expect to obtain from the negotiations aiming at rescheduling its financial obligations, will enable it to obtain enough operating income to start to redress the current situation.

The financial statements as of September, 2003, mentioned in paragraph 2., have been prepared considering that the Cooperative will carry on with its normal course of business and, therefore, they do not include any effects that may arise from the resolution of these uncertainties.

8. As indicated in note 1.3 to the accompanying financial statements, the Cooperative does not present interim financial statements consolidated with those of its subsidiaries. This information is required by professional accounting standards effective in the City of Buenos Aires, Argentina.

9. The Cooperative has prepared its financial statements as of September 30, 2003, implementing the changes of criteria required by the new accounting standards mentioned in note 1.1 to the accompanying financial statements. Such note indicates that the Cooperative has adopted certain changes without correcting the balances determined before the new accounting standards became effective since those standards require or admit such treatment. The abovementioned circumstances affect the comparability of the accompanying financial statements.

10. As explained in note 1.2. to the accompanying financial statements, and according to CNV's (Argentine Securities Commission) regulations, the Cooperative has not accounted for the effects of the variations in the currency purchasing power occurred since March 1, 2003, as required by professional accounting standards effective in the City of Buenos Aires, Argentina. Had the effects of such variations been recognized, (a) the Cooperative's owners' equity as of September 30, 2003, would have decreased by about ARS 12,309,764 and the loss for the three-month period then ended would have decreased by about ARS 4,464,551; (b) the Cooperative's owners' equity as of June 30, 2003, would have decreased by about ARS 16,669,922 and the income for the fiscal year then ended would have decreased by about ARS 12,328,679; and (c) the accounts presented as of September 30, 2002, for comparative purposes would have been restated to recognize the effects of variations in the currency purchasing power as from March 1, 2003.

11. As further explained in note 17, the accompanying financial statements are the English translation of those originally issued in Spanish and presented in accordance with professional accounting standards (generally accepted accounting principles) in the City of Buenos Aires, Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified. Accordingly, the accompanying financial statements are not intended to present financial position, results of operations and cash flows in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

12. Based on our review and the independent expert's report mentioned in paragraph 6., except for (a) the effect of such adjustments, if any, as might have been required had the scope limitations of our work described in paragraphs 4. and 5. not taken place, and (b) the failure to present consolidated financial statements stated in paragraph 8., we are not aware of any significant modifications that should be made to the financial statements mentioned in paragraph 2. for them to be in conformity with the regulations established by the CNV, the INAES (Argentine Institute of Cooperatives and Social Economy), and the Cooperatives Law, and except, furthermore, for the failure to recognize the effects of the variations in the currency purchasing power occurred since March 1, 2003, described in paragraph 10., in conformity with professional accounting standards effective in the City of Buenos Aires, Argentina. This statement should be read considering the uncertainties described in paragraph 7. above, whose resolution cannot be anticipated as of the date of this report.

13. With respect to the Cooperative's balance sheet as of June 30, 2003, and the statements of income, changes in cooperative's owner's equity and cash flows for the three-month period ended September 30, 2002, presented for comparative purposes, we report that:

a) On September 4, 2003, we issued an audit report on the Cooperative's financial statements as of June 30, 2003, which is based on an independent expert's report regarding the appraisal revaluation of certain property, plant and equipment, and included (a) qualifications for scope limitations of (a.1) certain equity interests in subsidiaries, which, as of June 30, 2003, involved investments amounting to ARS 29,561,685, accounts receivable for ARS 49,803,824, liabilities for ARS 20,015,421 and long-term investment losses amounting to ARS 23,710,145 for the year then ended; and (a.2) certain investments in trust debt instruments amounting to ARS 11,404,837; (b) except-for qualifications related to (b.1) the failure to recognize the effects of variations in the currency purchasing power generated as from March 1, 2003, as explained in paragraph 10., and (b.2) the failure to recognize the effects of the new professional accounting standards described in note 1.1 to the accompanying financial statements; and (c) qualifications for uncertainties related to (c.1) the effects that the economic crisis mentioned in paragraph 7. of this report may have on the Cooperative's financial position and results of operations as well as its capacity to continue operating on a normal basis, and (c.2) the classification of noncurrent financial payables and the computation of interest accrued over financial payables for being subject to the outcome of pending negotiations with creditors. The Cooperative's accompanying balance sheet as of June 30, 2003, includes the effects of changes in the criteria mentioned in paragraph 9., but it does not consider the effects of variations in the currency purchasing power generated as from March 1, 2003. We have not audited any financial statements as of any date or for any period subsequent to June 30, 2003.

b) On November 7, 2002, we issued a limited review report on the Cooperative's financial statements for the three-month period ended September 30, 2002, which is based on an independent expert's report regarding the appraisal revaluation of certain property, plant and equipment, and included (a) qualifications for scope limitations of (a.1) certain investments in subsidiaries, which, as of September 30, 2002, involve investments amounting to ARS 42,182,571, accounts receivable for ARS 65,983,383, liabilities for ARS 8,915,109, as well as the failure to recognize income (loss) resulting from the long-term investments during the three-month period then ended and (a.2) certain investments in rights to receive securities amounting to ARS 14,183,595; (b) except-for qualifications related to (b.1) the failure to present the consolidated financial statements with its subsidiaries and (b.2) the failure to recognize the effects of the new professional accounting standards mentioned in note 1.1 to the accompanying financial statements; and (c) emphasis paragraphs due to uncertainties related to (c.1) the effects that the economic crisis mentioned in paragraph 7. of this report may have on the Cooperative's financial position and results of operations as well as its capacity to continue operating on a normal basis, and (c.2) the

classification of noncurrent financial payables and the computation of interest accrued over financial payables for being subject to the outcome of pending negotiations with creditors. The Cooperative's accompanying financial statements for the three-month period ended September 30, 2002, have been modified to give retroactive effect to the change in the criterion used to capitalize exchange differences in its property, plant & equipment, as described in note 2.12 to the accompanying financial statements, and they include the effects of the changes in criteria mentioned in paragraph 9., but they do not consider the effects of variations in the currency purchasing power generated as from March 1, 2003.

14. In compliance with current legal requirements, we hereby report that:

a) The financial statements mentioned in paragraph 2. have been booked in the Inventories and Financial Statements book and they result from books kept, in their formal respects, pursuant to current legal regulations.

b) The information included in the "Summary of events for the three-month period ended September 30, 2003" is presented by the Cooperative to meet CNV regulations. The information included in such Summary related to the three-month period ended September 30, 2003 and 2002, other than the data indicated as "Not covered by the limited review report", arises from the accompanying financial statements as of September 30, 2003 and 2002. The information included in such Summary related to the three-month periods ended September 30, 2001, 2000 and 1999, except for the data indicated as "Not covered by the limited review report", before the inclusion, with comparative purposes, of the effects of variation in the currency purchasing power to February 28, 2003, which are described in note 1.2., and the correction of the valuation method of finished products, was covered by the limited reviews performed by Pistrelli, Díaz y Asociados Sociedad Civil, as Andersen member firm, which issued limited review reports for interim periods dated November 8, 2001 (including certain qualifications detailed in such report), November 9, 2000 and November 5, 1999 (without qualifications) on the related financial statements. The abovementioned information related to the three-month periods ended September 30, 2001, 2000 and 1999, has not been modified by the Cooperative's Board of Trustees to introduce certain changes mentioned in paragraph 9. and, in addition, its does not take into account the effects of variation in the currency purchasing power generated as from March 1, 2003.

c) As arising from the Cooperative's accounts, as of September 30, 2003 the liability accrued for (i) employee and employer contributions to the Integrated Pension Fund System and (ii) Turnover Tax in favor of the Tax Office of the Province of Santa Fe, amounts to ARS 2,162,748 and ARS 71,982, respectively, none of this amount was due and payable as of that date.

Buenos Aires,
November 7, 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	09/30/2003		06/30/2003
ASSETS			
CURRENT ASSETS			
CASH			
Cash and banks		12,351,492	23,317,202
INVESTMENTS			
Banks (Exhibit C)		864	15,724
RECEIVABLES			
Trade			
Export receivables	57,144,978		
Trade receivables	93,625,764		
Receivables in litigation	23,210,300		
Receivables in litigation secured by mortgages	9,399,174		
Less:			
Imputed interest (1)	1,361,851		
Allowance for doubtful accounts (Exhibit E)	41,452,643	140,565,722	139,772,268
Other receivables			
Miscellaneous receivables	38,486,191		
Loans to cooperatives	460,940		
Less:			
Imputed interest (1)	211,454		
Allowance for doubtful accounts (Exhibit E)	1,016,375	37,719,302	29,866,939
INVENTORIES			
Finished goods	68,210,824		
Production in process	3,243,082		
Warehouse	24,886,388		
Unbilled orders	14,993		
Less:			
Allowance for inventory obsolescence (Exhibit E)	1,018,204	95,337,083	96,189,673
DEFERRED CHARGES			
Prepaid expenses		6,104,904	7,141,447
TOTAL CURRENT ASSETS		292,079,367	296,303,253

(1) *It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.2.*

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

		09/30/2003	06/30/2003
NONCURRENT ASSETS			
RECEIVABLES			
Other receivables			
Miscellaneous receivables	17,147,642		
Loans to cooperatives	18,267		
Less:			
Imputed interest (1)	287,458		
Allowance for doubtful accounts (Exhibit E)	165,502	16,712,949	19,957,992
INVESTMENTS (Exhibit C)			
Bank, shares, securities and cooperatives interest		101,539,473	100,970,054
PROPERTY, PLANT AND EQUIPMENT (Exhibit A)			
Original value	1,157,724,265		
Less:			
Accumulated depreciation	633,057,641	524,666,624	534,712,629
OTHER ASSETS			
Packaging		11,196,528	11,484,811
INTANGIBLE ASSETS (Exhibit B)			
Trademarks	5,050,575		
Less:			
Accumulated amortization	2,874,669	2,175,906	2,185,177
DEFERRED CHARGES			
Prepaid expenses		5,575,763	6,985,350
TOTAL NONCURRENT ASSETS		661,867,243	676,296,013
TOTAL ASSETS		953,946,610	972,599,266

(1) It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.2.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL R. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	09/30/2003		06/30/2003
LIABILITIES			
CURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	62,873,048		
Cooperatives	70,576,781		
Prepayment from customers	7,236,967		
Foreign vendors	3,126,833		
Less:			
Imputed interest (1)	1,345,683	142,467,946	171,826,398
Financial			
Bank payable	153,648,253		
Interest payable	36,501,091		
Corporate bonds	254,234,640	444,383,984	427,371,900
Other Payables			
Miscellaneous payables	8,968,795		
Salaries and social security taxes payable	20,300,183		
Early retirement system	4,277,058		
Expenses payable	1,598,748		
Taxes payable	6,421,417		
Other liabilities related to investments	9,258,920		
Less:			
Imputed interest (1)	198,524	50,626,597	53,991,678
TOTAL CURRENT LIABILITIES		637,478,527	653,189,976
NONCURRENT LIABILITIES			
PAYABLES			
Trade			
Vendors	22,804,872		
Cooperatives	41,516,184		
Prepayment from customers	8,744,060	73,065,116	36,262,697
Financial			
Bank payable		65,587,500	63,000,000
Other Payables			
Miscellaneous payables	87,873		
Salaries and social security taxes payable	1,531,770		
Early retirement system	7,269,452		
Less:			
Imputed interest (1)	2,398,111	6,490,984	6,299,400
ACCRUALS (Exhibit E)		14,594,662	14,354,415
TOTAL NONCURRENT LIABILITIES		159,738,262	119,916,512
TOTAL LIABILITIES		797,216,789	773,106,488

(1) It includes the related item to adjust receivables and payables at present value, as mentioned in note 2.2.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL R. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

BALANCE SHEET AS OF SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR (CONT.)

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

		09/30/2003	06/30/2003
COOPERATIVE'S OWNERS' EQUITY			
COOPERATIVE CAPITAL			
Subscribed capital	251,204,915		
Associated subscribers	(35,847,858)		
	215,357,057		
Adjustment to capital	25,185,093		
Overall adjustment to Cooperative equity	100,289,236	340,831,386	341,023,082
RESERVES AND FUNDS			
Legal reserve	2,811,646		
Labor and employee assistance fund	3,067		
Special reserve (Sec. 42, Law No. 20,337)	18,580,442		
Reserve of appraisal revaluation of PP&E	203,146,316	224,541,471	221,443,063
(ACCUMULATED LOSSES)/UNAPPROPRIATED EARNINGS			
For the period / year		(40,064,339)	6,189,768
For previous years		(368,578,697)	(369,163,135)
TOTAL EQUITY		156,729,821	199,492,778
LIABILITIES PLUS EQUITY		953,946,610	972,599,266
MEMORANDUM ACCOUNTS:			
SODECAR -Goods held on consignment		1,372,775	1,330,401
OTHER VENDORS-Inputs received on consignment		-	120,555
SAN MARCO – Goods received on consignment		129	129
TOTAL MEMORANDUM ACCOUNTS		1,372,904	1,451,085

(1) In includes the related item to adjust receivables and payables at present value, as mentioned in Note 2.2.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF INCOME FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	09/30/2003			09/30/2002
Accounts	**Operating accounts**	**Transactions with nonmembers**	**Total**	**Total**
SALES				
Gross sales	272,066,159	357,693	272,423,852	
Less:				
Imputed interest on sales	3,813,687	5,014	3,818,701	
Discounts	14,081,549	5,808	14,087,357	
NET SALES	254,170,923	346,871	254,517,794	245,971,984
COST OF SALES (Exhibit F)	205,600,134	264,519	205,864,653	185,686,236
GROSS INCOME	48,570,789	82,352	48,653,141	60,285,748
Less (plus):				
Selling expenses (Exhibit H)	36,985,773	55,086	37,040,859	39,765,873
Administrative expenses (Exhibit H)	4,361,842	5,735	4,367,577	3,852,973
Financial and holding income (loss)				
- On assets (Note 2.12)	1,630,791	(48,905)	1,581,886	36,170,171
- On liabilities (Note 2.12)	36,571,588	63,050	36,634,638	(55,945,313)
Other expenses (Note 9)	5,621,162	3,877	5,625,039	2,571,373
OPERATING (LOSS) INCOME	(36,600,367)	3,509	(36,596,858)	33,870,671
LOSS FROM LONG-TERM INVESTMENTS			(62,145)	-
OTHER EXPENSES - NET (Note 10)			(3,405,336)	(1,386,886)
NET (LOSS) INCOME FOR THE PERIOD			(40,064,339)	32,483,785

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CHANGES IN COOPERATIVE'S OWNERS' EQUITY
FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003
PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Cooperative capital				
Description	Subscribed capital	Associated subscribers	Adjustment to capital	Overall adjustment to Cooperative equity	Subtotal
Balances at beginning of fiscal year	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082
Adjustments from prior years (note 2.11)	-	-	-	-	-
Adjusted balances at the beginning of fiscal year	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082
Resolution as per Members' Meeting of 09-26-03:					
– Use of reserves to compensate accumulated losses	-	-	-	-	-
– Capitalization of the adjustment to capital	-	12,483,582	(12,483,582)	-	-
Cooperatives Movements	-	(191,696)	-	-	(191,696)
Reversal of Reserve of appraisal revaluation of PP&E due to depreciation and retirements for the period	-	-	-	-	-
Social Assistance Fund Movement	-	-	-	-	-
Net (loss) income for the period	-	-	-	-	-
Balances at end of period	251,204,915	(35,847,858)	25,185,093	100,289,236	340,831,386

	Reserves and funds						
Description	Legal reserve	Labor and employee assist. fund	Special reserve Sec. 42, Law No. 20,337	Reserve of appraisal revaluation of PP&E	Accumulated losses	Total 09/30/2003	Total 09/30/2002
Balances at beginning of fiscal year	2,811,646	3,045	12,995,113	205,633,259	(357,612,494)	204,853,651	343,009,853
Adjustments from prior years (note 2.11)	-	-	-	-	(5,360,874)	(5,360,874)	(130,935,527)
Adjusted balances at the beginning of fiscal year	2,811,646	3,045	12,995,113	205,633,259	(362,973,368)	199,492,777	212,074,326
Resolution as per Members' Meeting of 09-26-03:							
– Use of reserves to compensate accumulated losses	-	-	5,605,329	-	(5,605,329)	-	-
– Capitalization of the adjustment to capital	-	-	-	-	-	-	-
Cooperatives Movements	-	-	(20,000)	-	-	(211,696)	-
Reversal of Reserve of appraisal revaluation of PP&E due to depreciation and retirements for the period	-	-	-	(2,486,943)	-	(2,486,943)	(3,130,876)
Social Assistance Fund Movement	-	22	-	-	-	22	(359)
Net (loss) income for the period	-	-	-	-	(40,064,339)	(40,064,339)	32,483,785
Balances at end of period	2,811,646	3,067	18,580,442	203,146,316	(408,643,036)	156,729,821	241,426,876

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

STATEMENT OF CASH FLOWS (1) FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003, PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	09/30/2003	09/30/2002
CHANGES IN CASH		
Cash at period-end	12,352,356	7,237,583
Cash at beginning of year	23,332,926	1,426,659
	(10,980,570)	5,810,924
Loss on changes in currency purchasing power generated by cash in Argentine pesos	-	165,003
Net (decrease) increase in cash	(10,980,570)	5,975,927
REASONS FOR CHANGES IN CASH		
Operating activities:		
Net (loss) income for the period	(40,064,339)	32,483,785
Interest on payables and receivables accrued during the period	12,913,204	21,016,789
Adjustments not involving changes in cash:		
Gain on noncurrent investments	(632,263)	(875,055)
(Increase) Reversal of exchange differences capitalized in PP&E	(2,090,203)	17,157,168
Foreign exchange differences and financial payable adjustments	18,224,223	(80,731,812)
Loss on changes in currency purchasing power generated by cash in Argentine pesos	-	165,003
Impairment in the value of assets	1,750,217	2,378,820
Assets holding losses	6,462,276	14,605,762
PP&E depreciation and amortization of intangible assets	9,948,111	10,064,329
Cooperatives Movement	21	(359)
Residual value at retirements of PP&E	547,020	59,547
Charges for booking accruals	671,343	1,849,589
Change in operating assets and liabilities		
Decrease (increase) in trade receivables	1,191,177	(3,067,891)
(Increase) decrease in other receivables	(5,114,541)	21,883,317
Increase in inventories	(6,217,942)	(2,595,994)
Decrease in deferred charges and other assets	3,235,336	3,252,775
Increase (decrease) in trade payables	2,871,098	(31,976,849)
(Decrease) increase in other payables	(534,986)	9,951,005
Decrease in accruals	(431,096)	(1,604,512)
Interest collected	88,862	943,435
Interest paid	(1,383,445)	(2,447,354)
Net cash flow generated by operating activities	1,434,073	12,511,498
Investment activities:		
PP&E acquisition	(708,234)	(2,621,729)
Net decrease in other investments	700	292,473
Contributions to subsidiaries	(2,755,584)	(1,713,107)
Development of trademarks and patents	(66,217)	(157,080)
Net cash flow used for investment activities	(3,529,335)	(4,199,443)
Financing activities:		
Net (decrease) increase in financial payable	(6,366,426)	8,316,317
Payment of loan interest	(2,518,882)	(10,652,445)
Net cash flow used for financing activities	(8,885,308)	(2,336,128)
Net (decrease) increase in cash	(10,980,570)	5,975,927

(1) Cash: cash and investments to be settled during the three-month period subsequent to each period-end.

The accompanying notes 1 through 17 and exhibits A, B, C, E, F, G and H are an integral part of this statement.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

NOTES TO THE FINANCIAL STATEMENTS

AS OF SEPTEMBER 30, 2003

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

AND THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Amounts stated in pesos – Note 1.2.)

1. SIGNIFICANT ACCOUNTING POLICIES

1.1. Professional Accounting Standards

Financial statements as of September 30, 2003, have been prepared in conformity with the related regulations of the CNV (Argentine Securities Commission).

On January 14, 2003, the CNV issued General Resolution No. 434, by which Technical Resolutions No. 16 to 20 issued by the FACPCE (Argentine Federation of Professional Councils in Economic Sciences) were adopted, subject to certain exceptions and effective for fiscal years beginning as from January 1, 2003.

The abovementioned professional accounting standards were approved, with certain changes, by the Professional Council in Economic Sciences of the City of Buenos Aires, being mandatory for the Cooperative for the fiscal year commenced on July 1, 2002, and for the interim periods related to such fiscal year, which also issued FACPCE Technical Resolution No. 21, effective for fiscal years beginning as from April 1, 2003, regarding the equity method, consolidation of financial statements and disclosure of information about related parties.

Such accounting standards introduce changes in the criteria to measure the Cooperative's financial position and income (loss) as well as new disclosure requirements. The most significant changes for the Cooperative are detailed below:

a) They require application of discounted values to measure: (i) receivables and payables other than trade or financial, and (ii) financial receivables and payables that do not accrue interest (or with an interest rate below the market rate).
b) They require to value inventories at net realizable value when prepayments have been received, thus setting their price, and the contractual terms and conditions of the transaction assure that the sale will be actually performed and income will be obtained.
c) The criteria to recognize intangible assets are laid out; express capitalization prohibitions are established (for research, advertising, reorganization, training and other expenses); the capitalization of organization and pre-operating costs (only direct costs and those higher than those which the company would have incurred had the new operation or activity not been commenced) is allowed with a maximum presumed useful life of five years.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

1. SIGNIFICANT ACCOUNTING POLICIES - Contd.

d) Intangible assets are allowed not to be amortized when no factors limit their useful life and, except for organization and pre-operating costs, no presumed useful life is established.
e) They established changes in the frequency and methodology to compare PP&E, intangible assets and long-term investments valued under the equity method with their recoverable value.
f) They require proportional consolidation (in the consolidated financial statement) in the case of joint control of companies.
g) They establish that it is mandatory to accrue vacations (for any type of employees) and pension plans.
h) They establish conditions to book restructuring liabilities and define the items that have to be included in and excluded from such liability.
i) They establish the translation rules to be applied to investments in foreign companies, depending on whether they are considered integrated or not integrated, and that certain translation differences arising from investments in "not integrated" foreign companies will be allocated to a special account and will not be included in income for the year.
j) Leases are classified as operating and financial, and standards are established to measure them.
k) They incorporated changes in the disclosure rules, such as (a) a new statement of cash flows divided into operating, investing and financing activities; (b) disclosure of segment information; (c) the balance sheet for an interim period has to be compared with the last fiscal year; (d) the taxes levied directly on sales will not be deducted therefrom (e) supplementary information is required to include further details as the methodology followed to translate the financial statements of foreign subsidiaries and the effect thereof, contingencies, the current value of financial instruments and the methods used to calculate such value and concentrations of credit risk.

The effects of changes to the accounting standards at the beginning of the first fiscal year in which they were applied should be retroactively booked. However, the new accounting standards do not require to correct the amounts determined prior to its effective date due to the changes mentioned in the abovementioned points c), d), e), i) and j).

The Cooperative has booked the effect of the abovementioned changes in its financial statements as of September 30, 2003, as explained in the last paragraph of note 2.11, with retroactive effect of those changes for which accounting standards require so. The amounts of the income-statement accounts as of September 30, 2002, presented for comparative purposes, have been modified to introduce the abovementioned changes, for which the retroactive application is required. In addition, the changes in disclosure rules mentioned in point k) above have been implemented in the accompanying financial statements.

The preparation of financial statements under professional accounting standards requires the Cooperative to take into account estimations and assumptions that have impact on reported assets and liabilities, the disclosure of contingent assets and liabilities as of the date of the financial statements as well as income and expenses for the period. Actual results may differ from such estimations.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

1. SIGNIFICANT ACCOUNTING POLICIES - Contd.

1.2. Restatement in constant pesos

The financial statements recognize the effects of variation in the currency purchasing power until February 28, 2003, following the restatement method set by Technical Resolution (RT) No. 6 of the FACPCE (Argentine Federation of Professional Councils in Economic Sciences). According to Executive Order No. 664/2003 and General Resolution no. 441 of the CNV, the Cooperative stopped applying such method and, consequently, did not recognize the effects of variation in the currency purchasing power generated as from March 1, 2003. Professional accounting standards continue to apply this method. Should the effects of such variations have been booked, (a) the Cooperative's owners' equity as of September 30, 2003, and as of June 30, 2003, would have decreased by 12,309,764 and 16,669,922, respectively, and income (loss) for the period and the fiscal year then ended would have increased by about 4,464,551 and decreased by about 12,328,679, respectively, and (b) balance sheet accounts as of June 30, 2003, and those in the statement of income and cash flow for the period ended September 30, 2002, presented for comparative purposes, would have been restated to recognize the effects of variations in the currency purchasing power as from March 1, 2003.

It is presented below a summary of the following financial and income (loss) information restated in constant currency in accordance with the method under Technical Resolution No. 6 of the FACPCE and required by the CPCECABA (Professional Council in Economic Sciences of the City of Buenos Aires).

Description	09/30/2003	06/30/2003
Current Assets	292,010,126	299,755,988
Noncurrent Assets	649,757,288	665,574,041
Total Assets	941,767,414	965,330,029
Current liabilities	637,609,095	661,132,520
Noncurrent Liabilities	159,738,262	121,374,653
Total Liabilities	797,347,357	782,507,173
Cooperative's Owners' Equity	144,420,057	182,822,856
Liabilities plus Cooperative's Owners' Equity	941,767,414	965,330,029
Net loss for the period / year	(35,599,788)	(6,138,911)

1.3. Consolidated financial statements

The Cooperative prepares its consolidated financial statements with its subsidiaries on an annual basis and not on interim periods.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL R. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

2. VALUATION METHODS

2.1. Cash

- In local currency: at nominal value.

- In foreign currency: they have been converted using the foreign exchange rates of each period-end or year-end for the execution of such transactions. The related detail is disclosed in Exhibit G. The exchange differences were allocated to income (loss) for each period or fiscal year.

- Savings accounts: they were valued at nominal value, plus interest accrued through each period-end or year-end. As they are liquid and readily available, they were disclosed under the "Cash" account.

2.2. Receivables and payables

- Federal and Provincial Bonds: they were valued at net realizable value as of each period-end or year-end.

- In local currency: for balances related to transactions of any kind performed with third parties and commercial transactions with related parties, they were stated at the present value of cash flows that they will generate, to the extent that the effects thereof were significant, using imputed, explicit or market rates, as the case may be, effective at the time of each transaction. The amounts related to non-commercial transactions with related parties, a breakdown of which is disclosed in note 7, have been stated at nominal value plus the related interest in conformity with the conditions originally agreed-upon.

- In foreign currency: for balances related to transactions of any kind performed with third parties and commercial transactions with related parties, they were stated at the present value of cash flows -of the related foreign currency- that they will generate, to the extent that the effects thereof were significant, using imputed, explicit or market rates, as the case may be, effective at the time of each transaction and converting such amount into Argentine pesos at the foreign exchange rate of each period-end or year-end applicable for the execution of such transactions. The amounts related to non-commercial transactions with related parties, a breakdown of which is disclosed in note 7, have been stated at nominal value of the related foreign currency plus the related interest in conformity with the conditions originally agreed-upon, converting the amount obtained into Argentine pesos as previously described. Foreign exchange differences have been charged to income (loss) for each period or fiscal year, except as explained in note 2.12.

- Credit risk: with respect to the foreign market, the Cooperative considers that the uncollectibility risk is limited since a portion of exports are carried out through letters of credit or they are covered by a risk insurance policy against customers' default in payment.

SANCOR COOPERATIVAS UNIDAS LIMITADA

2. VALUATION METHODS - Contd.

With respect to the domestic market, in the normal course of business, the Cooperative grants credit to a significant clients portfolio, including concessionaires, supermarkets and governmental entities (tenders), among others. These three channels represent about 30%, 31% and 15%, respectively, of the total sales in the domestic market during the three-month period ended September 30, 2003. The Cooperative usually performs credit assessments regarding the financial capacity of its local customers to reduce the potential risk of significant losses deriving from uncollectibility and, in some cases, it has collaterals (pledges and mortgages) according to the credit levels assigned.

The maximum credit risk involved does not differ significantly from the receivable amounts disclosed in the balance sheet.

- Financial instruments: the Cooperative does not use financial derivatives.

The Cooperative estimates that the current value of the financial instruments referred to in the preceding paragraphs of note 2.2 (except for financial payables) is close to the book value as of each period-end or year-end. With respect to the current value of the Cooperative's financial payables, the current process aimed at the global restructuring of financial payables mentioned in notes 12, 13 and 15.b) prevents determining the market value thereof (settlement cost) with reasonable reliability. In this regard, although the corporate bonds (note 13) are authorized to list in the stock exchange, they do not have public listing.

2.3. Current investments

- Bank investments and Certificates of deposit: at nominal value converted at the period-end or year-end exchange rate in case such deposits were denominated in foreign currency, plus interest accrued through each period-end or year-end.

2.4. Inventories

- Finished goods: at the lower of reproduction cost and net realizable value as of each period-end or year-end.

- Production in process: at their replacement cost, considering its stage of completion, at each period-end or year-end.

- Warehouse: at replacement cost as of each period-end or year-end.

- Unbilled orders: representing work-in-process ordered by third parties, at the cost incurred restated as mentioned in note 1.2.

The value of inventories does not exceed their net realizable value. The net realizable value is the cash sale price, plus additional revenues not related to the financing, less the costs directly originated by the sale.

SANCOR COOPERATIVAS UNIDAS LIMITADA

2. VALUATION METHODS - Contd.

2.5. Noncurrent investments and Other Liabilities related to investments

- Interests in subsidiaries and affiliates: by the equity method calculated on the basis of financial statements as of June 30, 2003 with auditor's report, except for SanCor Dairy Corp., SanCor Do Brasil Productos Alimenticios L.L.C. and SanCor Mexico L.L.C., which were stated at equity value based on unaudited accounting information as of such date.

  The Cooperative's Management estimates that income (loss) of such companies for the quarters ended September 30, 2003, and 2002, are not significant as compared to the Cooperative's financial statements.

  The Companies in which the Cooperative holds equity interests have not followed the new professional accounting standards to prepare their financial statements, which are referred to in note 1.1 above. The Cooperative and each one of its subsidiaries and affiliates are analyzing the effects of the changes introduced by the new technical resolutions about the financial statements of the latter, but they have not yet quantified them.

  To translate the financial statements of foreign subsidiaries (SanCor Do Brasil Productos Alimenticios Ltda., SanCor Dairy Corp. and SanCor México L.L.C.), classified as integrated entities for the application of the new professional accounting standards mentioned in note 1.1., the Cooperative has followed the conversion – adjustment method under FACPCE Technical Resolution No. 13. Such amounts booked (determined based on the valuation thereof in foreign currency converted at the foreign exchange rate of the beginning of year) are considered as historical costs in Argentine pesos, in conformity with the transition standards under FACPCE Technical Resolution No. 18.

  The effects of the changes required by the new professional accounting standards will be included in the Cooperative's financial statements during the current fiscal year, once their analysis and quantification are concluded.

- Goodwill: deriving from paid-in stock premiums in Arla Foods Ingredients Corp., valued at original cost restated according to note 1.2, less the related amortizations calculated in proportion to the months elapsed and based on an estimated 20-year useful life.

- Interests in other cooperatives: at historical value, not exceeding the value obtained by the equity method at each period-end or year-end.

- Investment in securities: related to securities in U.S. dollars for the trust debt of TC/Cap Financial Trust. Based on the financial statements of the TC/CAP financial trust as of June 30, 2003, the last financial statements issued, its assets mainly consist of a stockholding in an investment company.

  Such securities have been stated at each period-end or year-end at nominal value in foreign currency, converted into Argentine pesos at the foreign exchange rate then effective plus interest accrued as provided by the financial trust agreement. The breakdown is disclosed in Exhibit C.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

2. VALUATION METHODS - Contd.

- *Other liabilities related to investments: this relates to equity interests in certain subsidiaries that* as of each period-end or year-end, had negative shareholders' equity. The related detail is disclosed in Exhibit C. Since the Cooperative intends to revert such deficit, these equity interests are disclosed, calculated as mentioned in the first paragraph of this note, under "Other current Liabilities".

  The value of investments (including the goodwill) is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

2.6. Property, plant and equipment

Plots of land, buildings, machinery, enclosures and facilities, and vehicles were subject to an appraisal revaluation carried out by independent experts as of June 30, 1990. Such amounts were restated as mentioned in note 1.2. The remaining useful lives and the appraised value at that time were determined by the independent appraisers.

The increased value generated by the use of current values as of the date of the appraisal revaluation, net of writedowns on account of depreciation charges and subsequent retirements were restated as mentioned in note 1.2 and is disclosed in the "Reserve of appraisal revaluation of PP&E" account, included in Cooperative's owners' equity account.

The remaining accounts and additions subsequent to June 30, 1990, to the accounts submitted to appraisal revaluation as explained in the paragraph above, were valued at cost restated as mentioned in note 1.2, less the respective accumulated depreciation calculated in proportion to the months of estimated useful life at each period-end or year-end.

As of September 30, 2003, PP&E include capitalized exchange differences, less depreciation, in an amount of 16,107,270 (14,017,067 as of June 30, 2003), which exceeds the inflation-adjusted values of such assets, as established by General Resolution N° 398 of the CNV mentioned in note 2.12.

The valuation of property, plant and equipment is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

2.7. Intangible Assets

At cost, restated as mentioned in note 1.2, less respective accumulated amortization.

The valuation of intangible assets is reviewed to verify whether there has been any impairment, whenever there was a hint indicating that the book value of assets could exceed their recoverable value (the higher amount between their net realizable value and their value in use).

2.8. Deferred charges

Related to prepaid expenses, acquired software and development of IT systems, valued at cost restated as indicated in note 1.2, net of the related accumulated amortization, calculated on the basis of the months of deferral established.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

2. VALUATION METHODS - Contd.

2.9. Other assets

They are related to packaging materials stated at the lower of the replacement cost and net realizable value as of each period-end or year-end.

2.10. Allowances and accruals

- Allowance for doubtful accounts: this covers receivables in litigation (for the value exceeding the estimated value of collaterals under pledge or mortgage agreements) and other receivables of uncertain recoverability, on the basis of a case-by-case analysis of the portfolio. In such quantification the report from legal counsel was considered.
- Allowance for inventory obsolescence: it was set up to reduce to probable realizable value the book value of certain inventories with slow turnover or unlikely to be used. For quantification purposes, the Cooperative's sale and/or use projections were taken into account.
- Accrual for litigation: this covers adverse contingencies that could generate obligations for the Cooperative, arising from situations present at each period-end or year-end, with probable likelihood and quantifiable. The nature of contingencies mainly comprises commercial and labor issues. For assessment and quantification purposes, the Cooperative takes into account its legal counsel's opinion and the remaining evidence available, adjusting the amounts originally estimated for such contingencies at the interest rate expected to be applied, as well as considering the related expenses.

2.11. Cooperative's owners' equity accounts

Stated in constant pesos, as mentioned in note 1.2, except for the Subscribed Capital and the Associated Subscribers accounts, which have been kept at their original value. The adjustment necessary to restate them in constant pesos is disclosed in the Adjustment to Capital and the Overall Adjustment to Cooperative equity accounts.

The Cooperative's bylaws provide that subscribed capital, together with reserves, as of each year-end, should be sufficient to cover a maximum of 50% (fifty percent) of assets, as may be determined by the Board of Trustees. To such end the program of investments in PP&E and the possibilities of external financing will have to be taken into consideration.

Paying in the subscribed capital calculated as provided in the preceding paragraph will be mainly made by capitalization of retained earnings or crediting a percentage of the production delivered by the associated cooperatives. Such percentage is determined by the Board of Trustees up to a maximum of 5% as provided in Section 10 of the Cooperative's bylaws.

The Cooperative's owners' equity as of June 30, 2003, was modified as a result of retroactively booking the changes introduced by the new professional accounting standards, as indicated in note 1.1, in an amount of 5,360,874 (which consists of a 5,524,345 loss as a result of booking liabilities related to the overall vacation accrual for all personnel and income in the amount of 163,471 due to the application of discounted values to measure non-commercial and non-financial receivables and liabilities and financial receivables and payables without interest -or with an interest rate under the market rate-). In addition, the Cooperative's owners' equity as of June 30, 2002, was modified as a result of retroactively booking (a) the change in the method used to capitalize in PP&E the foreign

SANCOR COOPERATIVAS UNIDAS LIMITADA

2. VALUATION METHODS - Contd.

exchange differences deriving from liabilities in foreign currency existing as of January 6, 2002, amounting to a 125,535,187 loss, as mentioned in note 2.12 and (b) the changes introduced due to enforcing the new professional accounting standards, as mentioned in note 1.1, amounting to a 5,400,340 loss.

2.12. Statement of income accounts

The accounts that accumulate monetary transactions in each period (sales, purchases, selling, administration, and manufacturing expenses, etc.) were computed at nominal value restated as mentioned in note 1.2 by applying the coefficients applicable for the month of accrual. Gains (losses) from holding of inventories and other productive goods accrued during each period were segregated from cost of sales and disclosed under "Financial and holding (income) loss".

Charges for consumption of nonmonetary assets have been accounted for based on the restated amounts of such assets.

The Cooperative segregated the imputed financial components accrued over each period related to trade receivables and payables, and the respective income and expenses to the extent that they were material.

The "Financial and holding (income) loss" account includes (a) financial income and expense in real terms, including those deriving from stating assets and liabilities at present value, as mentioned in note 2.2, (b) holding (gain) loss from inventories and other productive goods in real terms and (c) the effect of general inflation on monetary assets and liabilities, as per the following detail:

Description	(Income) loss 09/30/2003	(Income) loss 09/30/2002
Financial and holding (income) loss from assets:		
Interest and exchange differences	(1,568,401)	7,536,739
Imputed interest in receivables	(3,311,989)	(4,895,652)
Holding losses from inventories	6,590,531	12,229,928
Holding (loss) income from warehouse and packaging	(128,255)	2,375,834
Loss on changes in currency purchasing power	-	18,923,322
Total from assets	1,581,886	36,170,171
Financial and holding (income) loss from liabilities:		
Interest and exchange differences	31,964,697	(39,601,694)
Imputed interest in payables	4,669,941	6,778,787
Income on changes in currency purchasing power	-	(23,122,406)
Total from liabilities	36,634,638	(55,945,313)

General Resolution No. 398 of the CNV allows, as an exceptional treatment, that the exchange differences arising as from January 6, 2002, related to liabilities in foreign currency existing as of such date to be allocated to the cost of the assets acquired provided that a series of conditions are

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

2. VALUATION METHODS - Contd.

met, and that there is a direct relation between the financing and the acquisition of the assets to which exchange differences may be allocated. Where the relation between the financing and the acquisition of the above assets is not direct, such exchange differences may also be allocated, under certain conditions, to the cost of such assets.

As of June 30, 2002 the Cooperative had exercised the option established by the referred Resolution, capitalizing in PP&E those exchange differences resulting from liabilities in foreign currency as of January 6, 2002, related, both directly and indirectly, to such PP&E. Following such option, PP&E as of that date included accumulated exchange differences, less depreciation, for 182,182,492.

During the fiscal year ended June 30, 2003, the Cooperative changed the criterion used to capitalize exchange differences in its PP&E, adopting the criterion of capitalizing only those resulting from liabilities in foreign currency as of January 6, 2002, directly related to the financing of PP&E, as allowed by General Resolution No. 398 of the CNV and Resolution MD 3/02 of the CPCECABA. This change in criterion has been implemented to better disclose the information on the financial income (expense) for each fiscal year or period, considering the evolution of macroeconomic variables (inflation and exchange rate evolution). This change of method was retroactively booked as of June 30, 2002, for an amount of 125,535,187, as mentioned in note 2.12, and implied an increase in net income and financial income for the period ended September 30, 2002, presented for comparative purposes, amounting to 41,506,557.

As of September 30, 2003, the Cooperative's property, plan and equipment included accumulated exchange differences, net of depreciation, in the amount of 16,107,270 (14,017,067 as of June 30, 2003), which exceeded the adjusted for inflation values of such assets. Exhibit G includes liabilities in foreign currency existing as of January 6, 2002, that financed such assets and were held as of this period-end.

During the three-month period ended September 30, 2003, the Cooperative increased the PP&E line and charged to income foreign exchange differences amounting to 2,090,203 as a result of the impact caused by the increase in the foreign exchange rate as compared to the year ended June 30, 2003, and the PP&E depreciation during the period. During the three-month period ended September 30, 2002, there was a decrease in PP&E and a loss charged to income for such period amounting to 17,157,168, as a result of the foreign exchange rate decrease as compared to the year ended June 30, 2002, the effect of recognizing inflation for the period and PP&E depreciation for such period.

According to the INAES current standards, the Cooperative discloses "operating accounts" and "transactions with nonmembers" in the Statement of Income in accordance with the following criteria:

- Sales are allocated directly based on the units sold and prices in each case.
- By definition, direct costs are allocated to each product involved in each account.
- Indirect costs are prorated in accordance with various methods which, in general, are related to the sales volume of each product.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

2. VALUATION METHODS - Contd.

2.13. Reconciliation between cash and cash equivalents used in the statement of cash flows and the balance sheet

The cash and cash equivalents used by the Cooperative in the statement of cash flows at each period-end are related to the cash on hand and in banks as well as the short-term investments with an expiration term not exceeding three months. The difference with the cash disclosed in the balance sheet as of such dates is related to certificates of deposit maturing within the three-month period following each period-end. The reconciliation is shown below:

Items	09/30/2003	09/30/2002
Cash and cash equivalents used in the statement of cash flows	12,352,356	7,237,583
Certificates of deposit	864	2,164,066
Cash disclosed in the balance sheet	12,351,492	5,073,517

3. SEGMENT INFORMATION

The business segments identified are related to the Cooperative on a consolidated basis since there are businesses of different types at such level, the main segment of which is the dairy segment. The information related to such segments required by FACPCE Technical Resolution No. 18 will be included in the financial statements for each year-end in which, as mentioned in note 1.3, the Cooperative presents the consolidated information with its subsidiaries.

In addition, the Cooperative has not identified the existence of business segments that should be reported in its individual financial statements. The Cooperative's business mainly operates in the dairy segment while no other activity unrelated to such segment has significant effects thereon. The industrial, commercial, financial and administrative structure manager the dairy business as a whole, without differentiating resources specifically for product lines or geographical sales areas; thus, no components may be distinguished within the Cooperative's operations. However, it is presented below the total sales per product line and per market so as to provide information as regards the breakdown of sales included in the Cooperative's statement of income as of September 30, 2003, and 2002.

- Sales per product line:

Product line	09/30/2003	09/30/2002
Butter	17,610,049	20,710,805
Cream	13,504,667	9,581,807
Cheeses	71,892,742	71,733,923
Powdered milk	62,475,556	67,477,152
Plain UHT milk	32,693,689	35,996,193
Refrigerated milk	35,918,997	27,974,961
Other	36,813,041	23,245,523
Subtotal	270,908,741	256,720,364
Export rebates	1,515,111	3,513,350
Total gross sales	272,423,852	260,233,714

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

3. INFORMATION PER SEGMENT- Contd.

- Sales per market

Market	09/30/2003	09/30/2002
Domestic market	233,430,282	177,488,958
Foreign market	37,478,459	79,231,406
Subtotal	270,908,741	256,720,364
Export rebates	1,515,111	3,513,350
Total gross sales	272,423,852	260,233,714

4. DEVELOPMENT OF THE ADJUSTMENT TO CAPITAL ACCOUNT

Capitalization resolved by the General Meeting		Increase for the fiscal year		
Balance as of June 30, 1993				25,086,588
Date	Amount	Ended in the year	Amount	
10/29/1993	(2,494,408)	-	-	(2,494,408)
09/30/1994	(310,612)	1994	310,612	-
09/29/1995	(9,785,985)	1995	9,739,384	(46,601)
09/27/1996	(603,228)	1996	603,228	-
09/27/2002	(110,388,274)	2002	113,027,788	2,639,514
07/26/2003	(12,483,582)	2003	12,483,582	-
Balance as of September 30, 2003				25,185,093

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

5. BREAKDOWN OF FINANCIAL INVESTMENTS, RECEIVABLES AND PAYABLES

Maturity	Current investments	Receivables (1)	Liabilities: Financial payables (2) (5)	Liabilities: Other payables (3)
Without a maturity date	-	73,342,164	802,699	6,796,819
With a maturity date				
– Past due:				
Up to three month	-	14,436,421	40,526,182	17,639,657
From three to six months	-	4,907,933	49,905,318	2,436,980
From six to nine months	-	4,481,503	31,003,605	269,401
From nine to twelve months	-	7,870,532	74,329,999	172,103
From one to two years	-	15,310,930	80,120,846	284,147
From two to three years	-	-	-	816,294
From three to four years	-	-	-	11,717
Over four years	-	448,354	-	204,859
Total past due	-	47,455,673	275,885,950	21,835,157
– Not yet due:				
Up to three months	864	113,060,079	51,681,936	134,971,822
From three to six months	-	398,560	112,369,649	6,575,099
From six to nine months	-	286,886	3,643,750	6,813,177
From nine to twelve months	-	240,425	-	14,834,855
From one to two years	-	2,145,469	65,587,500	19,154,927
From two to three years	-	366,784	-	14,584,839
From three to four years	-	336,453	-	12,421,416
Over four years	-	-	-	34,662,532
Total not yet due	864	116,834,656	233,282,835	244,018,667
Total with a maturity date	864	164,290,329	509,168,785	265,853,825
Total	864	237,632,493	509,971,484 (4)	272,650,643

(1) Includes current trade receivables and other current and noncurrent receivables, excluding the allowance for doubtful accounts. They do not accrue explicit interest.

(2) Includes bank and financial payables.

(3) Includes total liabilities, excluding bank and financial payables and accruals. About 22% accrues explicit interest at a monthly average 0.46% rate.

(4) The explicit weighted average and variable interest rate for financial payables amounts to 0.69% per month.

(5) The Cooperative has disclosed the items to fall due, based on the terms of the agreements originally signed, the FRN loan, the IFC loan and other minor loans for which certain principal and interest installments have been defaulted, considering the expected success from the negotiations that are currently in progress with creditors to establish a new payment schedule.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL E. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

6. RESTRICTED ASSETS AND GUARANTEES PROVIDED

As of September 30, 2003 and June 30, 2003, the Cooperative has machinery, real property, inventory and trademarks, pledged or mortgaged amounting to 328,263,419 and 332,940,346, respectively, securing financial and trade liabilities in the amounts of 394,552,622 and 381,798,620, respectively.

Collateral assets and their book value as of such dates are:

Description	Net Book Value 09/30/2003	Net Book Value 06/30/2003
Pledged machinery	138,792,671	141,487,023
Mortgaged real property	132,836,858	134,233,479
Pledged inventory and warrants	56,511,732	57,093,820
Pledged trademarks	122,158	126,024
Total	328,263,419	332,940,346

The Cooperative, in its capacity as shareholder of Arla Foods Ingredients Corp., has posted guarantees for a debt of such company vis à vis The Investment Fund for Emerging Markets (IFV) for an amount of USD 4,000,000, plus the related interest. Furthermore, the Cooperative has entered into a Project Fund Agreement together with Arla Foods A.M.B.A., DEG, Rabobank Netherland branch and Rabobank New York, whereby the shareholders of Arla Foods Ingredients Corp. committed to depositing the funds required to complete the construction project and start up of the whey processing plant. By way of security for the obligations assumed, the shareholders of such company signed a first pledge agreement on the stock of such company.

Finally, note 14 describes the characteristics of the guarantees granted by the Cooperative for certain loans granted to primary cooperatives.

7. TRANSACTIONS WITH SUBSIDIARIES AND RELATED PARTIES

The receivables from and payables to subsidiaries as of September 30, 2003 and June 30, 2003, included in Exhibit C are as follows:

Company	Trade receivables	Other current receivables	Other non current receivables	Total assets	Current trade payables	Other current payables	Total liabilities
El Homero G.P.	-	13,383,950	-	13,383,950	-	-	-
Coop Publicidad G.P.	-	80,775	-	80,775	(58,140)	-	(58,140)
Amplicampo Inversora Corp.	-	-	8,197,111	8,197,111	-	-	-
Sodecar Corp.	-	37,465	-	37,465	(2,309,007)	-	(2,309,007)
Integral Insumos G.P.	-	770,571	-	770,571	(260,320)	(10,896)	(271,216)
SanCor Do Brasil Productos Alimenticios L.L.C.	16,567,806	-	-	16,567,806	-	-	-
SanCor México L.L.C.	-	-	-	-	-	(10,663)	(10,663)
SanCor Dairy Corp.	24,617	87,722	-	112,339	-	-	-
Arla Foods Ingredients Corp.	617,194	1,794,174	-	2,411,368	(1,489,786)	(699,600)	(2,189,386)
San Marco Corp.	326,472	-	4,869,309	5,195,781	(1,186,998)	-	(1,186,998)
Aproagro Corp.	113,695	1,085,101	-	1,198,796	(2,450,379)	-	(2,450,379)
Total 09/30/2003	17,649,784	17,239,758	13,066,420	47,955,962	(7,754,630)	(721,159)	(8,475,789)
Total 06/30/2003	19,325,578	14,818,457	17,012,564	51,156,599	(11,692,489)	(93,998)	(11,786,487)

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

7. TRANSACTIONS WITH SUBSIDIARIES AND RELATED PARTIES - Contd.

The transactions performed during the periods ended September 30, 2003, and 2002, with subsidiaries included in Exhibit C are:

Company	Sales of goods and services	Comissions and bonuses (loss) income	Purchases of goods	Administrative and selling expenses
Coop Publicidad G.P.	-	(25,527)	-	-
Sodecar Corp.	-	10,877	-	-
Integral Insumos G.P.	11,526	-	-	-
SanCor Do Brasil Productos Alimenticios L.L.C.	1,794,896	-	-	-
Arla Foods Ingredients Corp.	812,136	54,883	105,684	68,723
San Marco Corp.	-	(296,454)	424,816	-
Aproagro Corp.	325,568	-	-	715,681
Total 09/30/2003	2,944,126	(256,221)	530,500	784,404
Total 09/30/2002	16,802,691	260,831	-	564,901

The Cooperative acquires almost all its raw materials from the related primary cooperatives. In addition, the Board of Trustees and the Statutory Audit Committee are formed by individuals belonging to the management bodies of certain related primary cooperatives. The latter are appointed through a regular meeting according to the mechanisms established by the Cooperative's bylaws, which basically consist in the agreement among most of the related primary cooperatives. However, such primary cooperatives are not considered "related parties" as established in section 3, Technical Resolution No. 21, since none of the related primary cooperatives may individually hold an equity interest or have significant influence on the Cooperative's decisions in conformity with the abovementioned accounting standard.

8. RESTRICTION ON DISTRIBUTION OF EARNINGS FOR THE FISCAL YEAR

According to the provisions of Section 42 of Law No. 20,337, income derived from long-term investments and other income and expenses plus income from transactions with nonmembers are to be transferred to the "Special Reserve Section 42, Law No. 20,337" account.

9. OTHER EXPENSES

The other expenses as of each period-end break down as follows:

Description	Income (loss) 09/30/2003	Income (loss) 09/30/2002
Plant idle capacity	(2,374,344)	-
Tax on bank account transactions	(2,951,392)	(1,606,629)
Federal and Provincial bonds impairment in value	(142,884)	(836,494)
Services to cooperatives	(156,419)	(128,250)
Total	(5,625,039)	(2,571,373)

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

10. OTHER EXPENSES - NET

The breakdown of other expenses - net as of each period-end is as follows:

Description	Income (loss) 09/30/2003	Income (loss) 09/30/2002
Income:		
Income from sales of PP&E	668,980	30,123
Income on sale of warehouse and rejects	3,904	81,468
Consignments	9,075	(77,131)
Loss:		
Severance payments	(1,928,813)	(456,655)
Early Retirement System	(1,266,111)	(1,429,204)
Others	(892,371)	464,513
Total	(3,405,336)	(1,386,886)

11. LEASES

The Cooperative has not entered into any financial lease agreement that began to be performed after the first year of enforcement of the new professional accounting standards mentioned in note 1.1. Consequently, it used the transition standards set forth by Technical Resolution No. 18 and did not modify the valuation or disclosure methods used for the leases existing before such accounting standards became effective. The professional accounting standards related to leases will be applied to the new agreements to be entered into.

12. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION

On April 18, 1995, the Cooperative signed a loan agreement whereby the International Finance Corporation (IFC) granted SanCor CUL a USD 70 million loan which was earmarked for partially financing the new Investment Plan which the Cooperative defined for the period 1995-1999.

The main characteristics of this loan are as follows:

- Line A: USD 20 million, semiannual repayment, first amortization payment in October 1997 and last amortization payment in April 2005.

- Line B: USD 30 million, semiannual repayment, first amortization payment in April 1997 and last amortization in October 2001.

- Line C: USD 20 million, one-time repayment in June 2005, with a capitalization option by the IFC in possible subsidiaries or in SanCor CUL, should the Cooperative decide to become a publicly held company.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

12. LOAN GRANTED BY THE INTERNATIONAL FINANCE CORPORATION - Contd.

The loan is secured by collateral in a proportion of 1.5:1.0. Interest on the loan is calculated on the basis of LIBOR plus a surcharge, except for Line C, which includes an additional rate so long as the abovementioned option is not exercised.

The covenants of this loan agreement bind the Cooperative, among other things, to maintain the loan guarantees and certain minimum liquidity and debt-to-equity ratios, and obtain prior IFC consent to carry out certain significant transactions which may change the Cooperative's current financial position (such as furnishing a collateral or other security, acquiring and disposing of assets and granting financial loans to third parties, etc.).

In the event of default in payment or noncompliance with any of the abovementioned covenants for more than 30 days, the IFC, by prior written notice to the Cooperative, may, in the event that such default or noncompliance remains, enforce the acceleration clause under the loan agreement.

As mentioned in the financial statements issued as from December 31, 2001, through June, 2003, the Cooperative had not met the minimum liquidity and debt-to-equity ratios and such failure continues as of September 30, 2003. As of the date of this report such failures were not notified to the Cooperative.

On April 15, 2002, date upon which the tenth principal installment of line A in the amount of USD 1.25 million and the interest related to lines A and C for USD 0.85 million fell due, the Cooperative submitted to the IFC a proposal for payment of interest in 4 monthly installments and requested additional time to define the payment schedule for the principal installment, once the economic plan of the Federal Government and its impact on the evolution of the situation in Argentina and in the Cooperative were known. Such proposal was accepted orally by the officers of the IFC and the Cooperative made the payments under such proposal.

The eleventh and twelfth principal installment of line A in the amount of USD 1.25 million each and interest related to lines A and C in the amount of USD 0.84 million each matured on October 15, 2002 and on April 15, 2003. The Cooperative has not repaid the abovementioned principal installments. During the months of May to July 2003, the Cooperative paid about USD 0.92 million for interest due as of October 31, 2002.

To the date of issuance of these financial statements, the Cooperative is discussing with the IFC to renegotiate the provisions of this contract based on the difficult Argentine macroeconomic scenario. Such negotiation is being conducted within a global restructuring process of all financial liabilities, which consists in rescheduling due dates and reducing the originally agreed-upon interest rates.

Consequently, based in the abovementioned negotiations, the Cooperative is still disclosing such financial payables in the financial statements as of September 30, 2003 as current and noncurrent (to such date, debts amounted to USD 6,250,000, equivalent to ARS 18,218,750 as current and USD 22,500,000 equivalent to ARS 65,587,500, as noncurrent) according to the original conditions of the loan agreement.

13. CORPORATE BONDS (FLOATING RATE NOTES)

The Cooperative's Regular Meeting of Delegates held on September 30, 1994, approved the creation of the program for the issuance of corporate bonds (the "Program").

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

13. CORPORATE BONDS (FLOATING RATE NOTES) - Contd.

Afterwards, the Regular Meeting of Delegates held on September 24, 1999, decided on a USD 300 million increase in the amount of the abovementioned program, which was approved by the Buenos Aires Stock Exchange and the CNV (Argentine Securities Commission) through the certificate No. 269 dated July 25, 2000.

On July 27, 2000, the Cooperative issued the series of corporate bonds called "floating rate notes", amounting to USD 94.8 million by virtue of the abovementioned program for the issuance of corporate bonds.

The issuance price was set at par, with variable interest rate according to the evolution of Badlar and Libor rates, interest payments are quarterly (14 installments) as from October 27, 2000 and principal is amortized in 13 installments, the first semiannual on January 29, 2001, and the rest quarterly thereafter.

The Cooperative has guaranteed this entire series with mortgages and security agreements on certain assets.

The net proceeds from the issuance of the second series of floating rate notes, Class 2 for a face value of USD 19 million, and Class 3 for a face value of USD 75.8 million, were fully applied, on July 27, 2000, to repaying a bridge loan in the amount of USD 94.8 million that had been received on January 27, 2000.

The covenants of the issuance program for these series of Corporate bonds oblige the Cooperative to maintain certain minimum financial ratios that are calculated on a quarterly basis.

Failure to come into compliance with such ratios or with any other obligations established in the abovementioned program within 45 days of receiving notice from the Trustee, or from the date both the Cooperative and the Trustee received notice from any Holder, pointing out the noncompliance and requesting its repayment, would place the Cooperative in default and, in such case, the Trustee or any Holder of at least 25% of outstanding notes of any kind would be entitled, subject to fulfillment of certain formalities, to declare the early maturity of all securities in the respective class.

Due to the possibility of failing to meet certain financial ratios as of September 30, 2001, and anticipating the contingent effects on this event of the rough Argentine macroeconomic situation, on September 17, 2001, the Cooperative notified to the trustee such noncompliance, as well as its intention to call a noteholders' meeting to request a waiver for such noncompliance and the change of the financial ratios that the Cooperative was unable to comply with.

On December 19, 2001, the Cooperative carried out the noteholders' meeting, which approved a waiver regarding the noncompliance with certain financial ratios and negative covenants upon issuing the above "floating rate notes", as well as flexibilizing certain ratios and financial commitments effective as from the date of the above meeting through the yearly financial statements as of June 30, 2002.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SANCOR COOPERATIVAS UNIDAS LIMITADA

13. CORPORATE BONDS (FLOATING RATE NOTES) - Contd.

As mentioned in the financial statements issued as from December 31, 2001, through June 30, 2003, certain financial ratios which have been renegotiated at the holders' meeting mentioned above were not complied. As of September 30, 2003, the Cooperative continues failing to comply with the financial ratios established.

On January 28 and April 29, 2002, the Cooperative, based on a payment proposal made to holders, which included a 33% reduction on the rate effective for such period (10/29/2001 through 01/28/2002), partially paid interest installments due on January 28, 2002, in the total amount of USD 2,583,000. Then, a new proposal was made for payment of interests falling due on April 29, 2002, recalculating a fixed rate instead of the Badlar rate established in the agreement, and offering to pay off such amount in four consecutive monthly installments, which were fully paid. In the same manner, the Cooperative presented a payment proposal for the interest installment maturing on July 29, 2002, recalculated with the same procedure that the one used for the installment maturing on April 29, 2002. The proposal consisted in four monthly and consecutive installments commencing in August, 2002. As of issuance of these financial statements, the Cooperative had paid in due time all of the above installments. The holders of such "floating rate notes" have not expressed their formal acceptance of the abovementioned refinancing and repayment proposals submitted by the Cooperative.

Additionally, the Cooperative booked the interest accrued after July 29, 2002 on Serie 2, at an 8.75% fixed rate, representing the average interest rate applicable to US dollar transactions, based on market rates.

As stated in the above paragraphs, in order to book interest accrued as from October 29, 2001, to date, the Cooperative considered reasonable market rates (consistent with the transition period elapsed until the definitive agreement on the global restructuring of financial payables is reached) instead of the terms agreed in the FRN issuance program. As of September 30, 2003, the Cooperative did not book a higher amount because it expects that in-progress negotiations with holders, which includes extensions on the terms applicable to obligations and reductions of interest rates, will have a favorable outcome.

Under the program, failure to settle any amount payable for principal, interest, premiums or in any other respect related to any note is deemed cause of noncompliance, and should be redressed within a period of five working days, after which the trustee or holders of a minimum 25% of the total face value of outstanding notes of any given class are entitled, after following certain formalities, to declare the accelerated maturity of all notes of such class.

In relation to the principal installments of USD 38,232,840 which fell due as from January, 2002, through July 2003, given the uncertainty prevailing in Argentina and the financial debt restructuring negotiations, the Cooperative and the holders have made an oral agreement to postpone the setting of the payment date because the present situation does not afford the conditions for establishing the related schedule.

From May to July, 2003, the Cooperative paid USD 2,079,700 for interest due as of October 31, 2002.

As of issuance of these financial statements, the Cooperative is still negotiating the clauses of this agreement due to the difficult macroeconomic scenario undergone by Argentina. Such renegotiation is being conducted within a global restructuring process of all financial liabilities, as mentioned in the previous note.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

14. SUBSCRIBED CAPITAL PAY-IN

It is an accounting policy of the Cooperative to disclose under Cooperative's owners' equity the capital contributions not yet paid in, offsetting the "subscribed capital" account, until it has obtained objective evidence that such contribution will be paid in imminently.

Under Cooperatives Law, the capital subscribed should be paid in over a maximum 5-year term. In June 2001, the Cooperative negotiated a USD 25 million credit line from Banco de la Nación Argentina, repayable over 5 years on a monthly basis, in favor of the associate cooperatives so that the capital subscribed may be paid in. The abovementioned credit line, was subsequently de-dollarized at the exchange rate ARS1 to USD1, and it is currently subject to the general interest rate for loans in ARS of the Banco de la Nación Argentina.

To secure the abovementioned loan, the Cooperative (a) withholds from associate cooperatives a percentage of payments for milk delivered, (b) set up a first floating lien on its finished products stock with a 150% security margin, and (c) became joint and several surety, and main obligor, waiving the benefit of discussion, division and previous payment request to the main debtor.

15. RECENT SIGNIFICANT ECONOMIC EVENTS AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS

a) Recent significant economic events

During December 2001, Argentine authorities implemented a number of monetary and exchange control measures, declared the official default on public debt payments and, on January 6, 2002, the Argentine Congress approved Law No. 25,561 on Public Emergency and Exchange System Reform that introduced dramatic changes to the economic model implemented until that date and that amended the Convertibility Law (the currency board that pegged the Argentine peso at parity with the US dollar) approved in March 1991. The new law empowers the Federal Executive to implement, among other things, additional monetary, financial and exchange measures to overcome the economic crisis in the medium term.

Various regulations were subsequently issued, including Decree No. 214/2002 on financial system restructuring, which amended effective rules and regulations mainly as follows: (a) variation of the exchange system into a free market for foreign trade transactions and, with prior approval by the BCRA (Central Bank of Argentina), financial transactions; (b) de-dollarization of the Argentine economy by conversion into Argentine pesos of all USD deposits held with Argentine financial institutions at USD 1 = ARS 1.40 and all USD-denominated obligations assumed as of January 6, 2002, in Argentina at USD 1 = ARS 1. Such amounts will be updated as from the date of such decree (February 3, 2002) by CER (benchmark stabilization coefficient); (c) de-dollarization of all private agreements entered into as of that date at the ARS 1 = USD 1 exchange rate; (d) prior

15. RECENT SIGNIFICANT ECONOMIC EVENTS AND PERFORMANCE OF THE COMPANY WITHIN THE CURRENT ECONOMIC CRISIS - Contd.

authorization by the BCRA to make certain transfers abroad in financial loan principal and interest payments; (e) suspension of unjustified dismissals (f) implementation of new export duties for the export of commodities and processed agricultural products; and (g) establishing the obligation to execute export collections in the foreign exchange market within the term established by the BCRA.

To the approval date of the accompanying financial statements, the Federal Government is analyzing supplementary policies.

On the other hand, and as a consequence of the changes implemented, in 2002 there was an increase in the Argentine wholesale index of approximately 118% according to the information provided by the INDEC (Argentine Institute of Statistics and Census). Such increase for the fiscal year ended June 30, 2003, totaled approximately 9% and, for the quarter ended September 30, 2003, it amounted to about 1%.

Due to the need to obtain prior authorization by the BCRA, the Cooperative's ability to make certain transfers abroad to service the principal of its financial loans, has been restricted.

b) Performance within the current economic crisis

The economic context described in a) above resulted in a recession of the Argentine economy, with significant drops in consumption and investments, unemployment growth, and severe restriction on the access to credit.

This economic context has affected the Cooperative, and affected its cash flow and, therefore, has caused difficulties in its ability to settle its debts.

Therefore, the Cooperative is negotiating a global restructuring of all of its financial payables preparing a proposal for obtaining extensions on the terms applicable to obligations and reductions of interest rates. Additionally, the Cooperative is developing strategies to adapt its business to the new context and is considering the possibility of making strategic alliances with local and foreign companies, having the Members' Meeting, approved such proposal. The Coopeative's Board of Trustees and Management understand that the measures implemented regarding the reduction of its costs and expenses as well as the selection of business based on its profitability, coupled with the success expected from the negotiations mentioned above to restructure the Cooperative's liabilities, will enable the Cooperative to attain the operating income to start to overcome the current crisis.

Taking into account the above economic context and its effects on the Cooperative and that certain events could require further economic measures by the Government, to the approval date of the accompanying financial statements it is not possible to determine the future effects that a continued economic crisis may have on the Cooperative's financial position and results of operations, and on its operations with banks, clients and vendors. The accompanying financial statements do not include any adjustment that may result from such uncertainties. The Cooperative's Board of

SANCOR COOPERATIVAS UNIDAS LIMITADA

Trustees and Management are continuously evaluating the magnitude of the impacts that such economic measures may have on the Cooperative's financial position and results of operations. The associated effects will be reported in the financial statements once they become known and quantifiable.

16. SUBSEQUENT EVENTS

During October 2003, a twister in Chivilcoy (province of Buenos Aires) caused damages in the Cooperative's facilities in such area. The twister destroyed an intelligent warehouse for long-life milk affecting all the products stored therein. The Cooperative and the insurance company from whom it purchased certain policies are evaluating the significance of damages as well as the damages that would be covered by such insurance. Consequently, as of the issuance date of the accompanying financial statements, it is not possible to determine the exact impact that this event would have on the Cooperative's financial position and results of operations, which will be included in the following quarter's financial statements.

17. EXPLANATION ADDED FOR TRANSLATION INTO ENGLISH

These financial statements are the English translation of those originally issued in Spanish.

They are presented in accordance with generally accepted accounting principles in the City of Buenos Aires, Argentina. The effects of the differences between Argentine generally accepted accounting principles and the accounting principles generally accepted in the countries in which the accompanying financial statements may be used have not been quantified.

Accordingly, these financial statements are not intended to present financial position, results of operations and changes in financial position in accordance with accounting principles generally accepted in the countries of users of the financial statements, other than Argentina.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT A

CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Original Cost plus appraisal reevaluations				
Accounts	Balance at beginning of year	Increase	Decrease	Transfer	Balance at end of period/year
Land	13,908,844	-	(68,342)	-	13,840,502
Buildings	344,027,691	605,994	(382,771)	246,783	344,497,697
Enclosures and facilities	29,105,937	37,861	(137,984)	143,297	29,149,111
Machinery and facilities	621,827,167	978,044	(733,512)	297,906	622,369,605
Tools in use	1,161,469	124	(3,819)	-	1,157,774
Furniture and fixture	17,849,131	22,159	(47,564)	-	17,823,726
Vehicles	6,676,730	-	(412)	-	6,676,318
Proprietary computer hardware	10,859,846	39,237	(31,063)	(5,357)	10,862,663
PP&E under loan for use	251,606	-	(102,744)	-	148,862
Computer hardware under loan for use	197,769	367	-	5,357	203,493
PP&E under capital leases	10,487,616	14,308	-	-	10,501,924
Vehicles under capital leases	1,209,095	-	-	-	1,209,095
Machinery Law 24,402 and Resolution No. 502/95	77,032,103	493,085	-	-	77,525,188
Works in progress	1,663,164	607,258	(72,104)	(687,986)	1,510,332
PP&E Resolution No. 502/95	20,247,975	-	-	-	20,247,975
Total 09/30/2003	1,156,506,143	2,798,437	(1,580,315)	-	1,157,724,265
Total 06/30/2003	1,203,424,838	5,160,418	(52,079,113)	-	1,156,506,143
			(A)		(B)

(A) Includes 53,062 and 1,927,070 as of September 30, 2003 and June 30, 2003, respectively, of Reversal of Appraisal Revaluation owing to retirements for the period.

(B) As of September 30, 2003 and June 30, 2003, the balance of PP&E includes cumulative foreign exchange differences in the amount of 16,107,270 and 14,017,067, respectively. During the three-month period ended September 30, 2003, the Cooperative increased the PP&E account and charged foreign exchange differences to income, net of the related amortization thereof, as established by general Resolution No. 398 of the CNV. Such increase was included in the additions for the period and amounts to 2,090,203.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT A
(Cont.)

CHANGES IN PROPERTY, PLANT AND EQUIPMENT FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Depreciations					
		For the period/year				
Accounts	Accumulated at beginning of year	Increase	Decrease	Accumulated at end of period/year	Net book Value 09/30/003	Net book Value 06/30/2003
Land	-	-	-	-	13,840,502	13,908,844
Buildings	126,056,804	2,510,608	(100,087)	128,467,325	216,030,372	217,970,887
Enclosures and facilities	12,272,785	276,682	(2,233)	12,547,234	16,601,877	16,833,152
Machinery and facilities	397,281,099	6,719,732	(765,856)	403,234,975	219,134,630	224,546,068
Tools in use	1,096,007	10,199	(3,615)	1,102,591	55,183	65,462
Furniture and fixture	13,968,839	249,614	(45,994)	14,172,459	3,651,267	3,880,292
Vehicles	3,322,291	93,279	(411)	3,415,159	3,261,159	3,354,439
Proprietary computer hardware	10,272,041	218,642	(30,995)	10,459,688	402,975	587,805
PP&E under loan for use	98,783	4,770	(31,041)	72,512	76,350	152,823
Computer hardware under loan for use	195,193	524	-	195,717	7,776	2,576
PP&E under capital leases	5,386,637	248,854	-	5,635,491	4,866,433	5,100,979
Vehicles under capital leases	408,925	43,215	-	452,140	756,955	800,170
Machinery Law 24,402 and Resolution No. 502/95	41,299,850	1,350,380	-	42,650,230	34,874,958	35,732,253
Works in progress	-	-	-	-	1,510,332	1,663,164
PP&E Resolution No. 502/95	10,134,260	517,860	-	10,652,120	9,595,855	10,113,715
Total 09/30/2003	621,793,514	12,244,359	(980,232)	633,057,641	524,666,624	
Total 06/30/2003	575,202,617	50,662,076	(4,071,179)	621,793,514		534,712,629
		(B)	(A)			

(A) Includes 53,062 and 1,927,070 as of September 30, 2003 and June 30, 2003, respectively, of Reversal of Appraisal Revaluation owing to retirements for the period.

(B) Includes 2,433,881 and 11,352,773 as of September 30, 2003 and June 2003, respectively, of Reversal of Appraisal Revaluation due to depreciation of the period.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT B

CHANGES IN INTANGIBLE ASSETS FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Original cost		
	Balance at beginning of year	Increase	Balance at end of period/year
Trademarks	4,984,358	66,217	5,050,575
Total 09/30/2003	4,984,358	66,217	5,050,575
Total 06/30/2003	4,521,906	462,452	4,984,358

	Amortization			
	Accumulated at beginning of year	For the period/year	Accumulated at end of period/year	Net book value
Trademarks	2,799,181	75,488	2,874,669	2,175,906
Total 09/30/2003	2,799,181	75,488	2,874,669	2,175,906
Total 06/30/2003	2,522,596	276,585	2,799,181	2,185,177

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT C

INVESTMENTS IN SHARES, OTHER SECURITIES AND INTERESTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	09/30/2003				06/30/2003
Denomination and issuers	Class	Face value	Quantity	Book value	Book value
CURRENT INVESTMENTS					
Bank investments and certificates of deposits	-	-	-	864	15,724
Total current investments				864	15,724
NONCURRENT INVESTMENTS					
El Hornero G.P. (1)	-	-	-	8,585,949	8,585,949
Coop Publicidad G.P.	-	-	-	-	-
Amplicampo Inversora Corp.	A/B	1.00	412,205	9,310,296	9,310,296
SanCor Do Brasil Productos Alimenticios L.L.C. (1)	-	-	-	-	-
Integral Insumos G.P. (1) (2)	-	-	-	11,658,799	11,658,799
SanCor Mexico L.L.C.	-	-	-	6,641	6,641
Sodecar Corp.	A	100.00	77,618	10,290,734	10,290,734
Arla Foods Ingredients Corp. (1)	-	1,000.00	13,806	41,589,267	41,589,267
SanCor Dairy Corp.	-	1.00	10,000	-	-
Aproagro Corp. (3)	-	-	-	-	-
Nobleplus Corp. (3)	-	-	-	-	-
San Marco Corp. (3)	-	-	-	-	-
Interests in other cooperatives	-	-	-	3,427,223	3,241,042
TC/CAP Financial trust	Trust debt securities	USD1	3,781,200	11,850,220	11,404,837
Others	-	-	-	159,559	159,559
Goodwill	-	-	-	4,660,785	4,722,930
Total noncurrent investments				101,539,473	100,970,054
OTHER LIABILITIES RELATED TO INVESTMENTS					
SanCor Dairy Corp.	-	-	-	(4,247)	(4,247)
Sancor Do Brasil Productos Alimenticios L.L.C.	-	-	-	(9,185,685)	(11,941,269)
Coop. Publicidad G.P.	-	-	-	(68,988)	(68,988)
Total other liabilities related to investments				(9,258,920)	(12,014,504)

(1) During the period ended September 30, 2003 and the fiscal year ended June 30, 2003, capital contributions were made for Integral Insumos G.P in the amount of 19,964,942 (June 2003), Arla Foods Ingredients Corp. in the amount of 1,608,074 (June 2003) and SanCor Do Brasil Productos Alimenticios L.L.C. in the amounts of 2,755,584 and 1,283,400.

(2) Integral Insumos G.P. assigned receivables to set up financial trusts. As of June 30, 2003, the outstanding amount of such receivables was 4,326,490. The Company remained severally and jointly liable as to the debtors' compliance with all payment obligations and hence guaranteed the cash flow. These receivables fall due over the current year.

(3) These companies are controlled by Amplicampo Inversora Corp., Integral Insumos G.P. and El Hornero G.P., respectively.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT C
(Cont.)

INVESTMENTS IN SHARES, OTHER SECURITIES, AND INTERESTS IN OTHER COMPANIES

AS OF SEPTEMBER 30, 2003 PRESENTED COMPARATIVELY

WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	Information on the issuer						
		Latest financial statements					
Denomination and issuers	Main business	Fiscal period date	Capital stock	Income (loss)	Share – holders' equity	Direct interest in Capital	Indirect interest in Capital
NONCURRENT INVESTMENTS							
COMPANY							
El Hornero G.P.	Manufacturing and selling of food products	06-2003	310,000	(1,637,672)	8,629,093	99.50%	99.50%
Coop. Publicidad G.P.	Advertising agency	06-2003	1	(143,763)	(76,653)	90.00%	99.95%
Amplicampo Inversora Corp.	Financing services and financial activities	06-2003	433,900	(3,551,196)	9,800,312	95.00%	95.00%
SanCor Do Brasil Productos Alimenticios L.L.C.	Import and selling of food products	06-2003	10,957,742	(12,070,274)	(12,979,640)	92.00%	99.96%
Integral Insumos G.P.	Provision of supplies for agricultural and agro industrial activities	06-2003	440,000	(7,713,196)	11,896,734	98.00%	99.99%
SanCor Mexico L.L.C.	Manufacturing and selling of food products	12-2002	6,383	1,646	6,939	95.00%	99.98%
Sodecar Corp.	Manufacturing of cold cuts and charcuterie	06-2003	15,523,600	(3,809,264)	20,581,467	50.00%	63.45%
Arla Foods Ingredients Corp.	Manufacturing and sale of cheese whey byproducts	06-2003	27,612,000	4,825,240	83,178,534	50.00%	50.00%
SanCor Dairy Corp.	Import and sale of food products	06-2003	10,000	84,381	(4,247)	100.00%	100.00%
Aproagro Corp.	Provision of supplies for agricultural activities and IT services	06-2003	5,012,000	(697,368)	7,392,754	-	95.00%
Nobleplus Corp.	Manufacturing and selling of food products	06-2003	273,051	(49,487)	61,826	-	99.98%
San Marco Corp.	Manufacturing and selling of dairy products	06-2003	11,000,000	(1,615,089)	20,438,000	-	99.50%

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT E

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Translation of the Financial Statements originally issued in Spanish – See Note 17)

(Stated in pesos – Note 1.2.)

Account	Balance at beginning of year	Decrease	Increase	Balance at end of period
ALLOWANCES				
For doubtful accounts	41,307,060	172,540	1,500,000	42,634,520
For inventory obsolescence	961,874	51,003	107,333	1,018,204
	42,268,934	223,543	1,607,333	43,652,724
ACCRUALS				
Accrual for litigation	14,354,415	431,096	671,343	14,594,662
	14,354,415	431,096	671,343	14,594,662
TOTAL	56,623,349	654,639	2,278,676	58,247,386
RESERVES AND FUNDS				
Legal reserve	2,811,646	-	-	2,811,646
Labor and employee assistance fund	3,045	-	22	3,067
Special reserve (Art. 42, Law No. 20,337)	12,995,113	20,000	5,605,329	18,580,442
Appraisal revaluation of PP&E	205,633,259	2,486,943	-	203,146,316
TOTAL	221,443,063	2,506,943	5,605,351	224,541,471

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT E
(Cont.)

CHANGES IN ALLOWANCES, ACCRUALS AND RESERVES AND FUNDS

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

Account	References on decreases	References on increases
ALLOWANCES		
For doubtful accounts	Consumption	Individual recoverability analysis
For inventory obsolescence	Consumption	Slow-moving items that may improbably be used
ACCRUALS		
Accrual for litigation	Payment of out-of-court settlement	Calculation on labor claims as per legal counsel reports
RESERVES AND FUNDS		
Labor and employee assistance fund		Interest and refunds for loans to personnel
Special reserve (Art. 42, Law No. 20,337)	Cooperatives movements	Reserve restored with income for fiscal 2002/2003
Appraisal revaluation of PP&E	Reversal due to retirements and depreciation on PP&E	

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL R. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT F

COST OF SALES FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

Description	09/30/2003	09/30/2002
Inventory of finished goods at beginning of fiscal year	70,084,361	94,055,212
Purchases and manufacturing expenses (Exhibit H)	214,040,447	191,433,649
Subtotal	284,124,808	285,488,861
Less:		
Holding losses (Note 2.12)	6,590,531	12,229,928
Inventory of finished goods at end of period	68,210,824	80,847,688
Imputed interest on purchases	3,458,800	6,725,009
Cost of sales	205,864,653	185,686,236

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT G

ASSETS AND LIABILITIES IN FOREIGN CURRENCY AS OF SEPTEMBER 30, 2003

PRESENTED COMPARATIVELY WITH THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

Accounts	09/30/2003 Foreign currency unit and amount		09/30/2003 Current exchange rate	09/30/2003 Amount recorded in pesos	06/30/2003 Foreign currency unit and amount		06/30/2003 Amount recorded in pesos
CURRENT ASSETS							
Cash and Bank	37,404	USD	2.81500	105,293	1,050,411	USD	2,836,109
	2,297	BRL	0.98118	2,254	1,741	BRL	1,633
	22,000	ITL	0.00170	37	22,000	ITL	35
	900	FRF	0.50086	451	900	FRF	428
	265	DEM	1.67981	445	265	DEM	418
	7,000	ESP	0.01975	138	7,000	ESP	130
	1,062	DKK	0.44221	470	1,062	DKK	446
	140	SZL	2.11879	297	140	SZL	280
	43,330	CLP	0.00443	192	43,330	CLP	167
	2,403	UYU	0.10391	250	1,809	UYU	190
	125	GBP	4.75648	595	125	GBP	557
	262	EUR	3.27830	858	262	EUR	806
Trade receivables (1)	17,772,969	USD	2.81500	50,030,908	14,319,726	USD	38,663,260
Other receivables	1,333,031	USD	2.81500	3,752,480	544,090	USD	1,469,043
Total				53,894,668			42,973,502
NONCURRENT ASSETS							
Long-term investments	4,209,670	USD	2.81500	11,850,220	4,224,014	USD	11,404,837
Total				11,850,220			11,404,837
CURRENT LIABILITIES							
Vendors	3,825,345	USD	2.91500	11,150,882	3,585,076	USD	10,038,213
Foreign vendors	1,037,488	USD	2.91500	3,024,278	586,039	USD	1,640,910
	31,283	EUR	3.27830	102,555	205,200	FRF	101,512
Prepayment from customers	1,288,215	USD	2.91500	3,755,148	2,884,421	USD	8,076,379
Financial payables	137,189,922	USD	2.91500	399,908,623	137,063,308	USD	383,777,262
Other payables	1,698,245	USD	2.91500	4,950,384	809,344	USD	2,266,162
Total				422,891,870			405,900,438
NONCURRENT LIABILITES							
Vendors	7,215,316	USD	2.91500	21,032,645	7,994,360	USD	22,384,209
Prepayment from customers	2,999,678	USD	2.91500	8,744,060	3,758,732	USD	10,524,450
Financial payables	22,500,000	USD	2.91500	65,587,500	22,500,000	USD	63,000,000
Total				95,364,205			95,908,659

(1) Net of the allowance for doubtful accounts denominated in foreign currency. It does not include rebates due to the splicing factor, which were converted into Argentine pesos through an executive order.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

EXHIBIT H

PURCHASES AND MANUFACTURING, ADMINISTRATIVE AND SELLING EXPENSES

FOR THE THREE-MONTH PERIOD ENDED SEPTEMBER 30, 2003

PRESENTED COMPARATIVELY WITH THE SAME PERIOD OF THE PRIOR FISCAL YEAR

(Translation of the Financial Statements originally issued in Spanish - See Note 17)

(Stated in pesos – Note 1.2.)

	09/30/2003				09/30/2002
Account	**Purchases and manufacturing expenses**	**Administrative expenses**	**Selling expenses**	**Total**	**Total**
Raw materials	142,066,390	-	-	142,066,390	115,861,555
Labor	15,283,623	2,331,935	5,809,930	23,425,488	23,934,327
Freight and transportation	6,800,408	575,306	11,162,104	18,537,818	14,055,675
Containers and packaging	21,166,729	-	93,773	21,260,502	27,473,678
Doubtful receivables	-	-	1,500,000	1,500,000	1,542,326
Depreciation of PP&E (1)	9,092,720	139,251	578,507	9,810,478	10,000,702
Maintenance of PP&E	2,486,876	37,265	139,444	2,663,585	2,019,745
Fuel and electric power	3,686,921	35,882	126,834	3,849,637	4,836,694
Advertising, promotion and others	162	70,357	4,183,108	4,253,627	5,577,089
Taxes	4,043,718	37,319	5,221,391	9,302,428	8,271,133
Other services	393,660	360,651	865,280	1,619,591	1,951,687
Outsourced services	3,745,573	231,336	3,294,057	7,270,966	6,005,353
Other	5,273,667	548,275	4,066,431	9,888,373	13,522,531
Total 09/30/2003	214,040,447	4,367,577	37,040,859	255,448,883	
Total 09/30/2002	191,433,649	3,852,973	39,765,873		235,052,495

(1) *Net of the reversal of the reserve of appraisal revaluation of PP&E.*

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

SUMMARY OF EVENTS FOR THE THREE-MONTH PERIOD

ENDED SEPTEMBER 30, 2003

(Presented for comparative purposes with the same period of four prior fiscal years)

1. ACTIVITIES UNDERTAKEN BY OUR COOPERATIVE: (*)

- The production level, measured in terms of milk received for processing, maintained the declining trend evidenced over the last fiscal years.
- Total sales, in volume, were in line with the referred decrease in the production level, which allowed to keep finished products tied-up in inventory at relatively low levels. The adjustment to the activity level had impact mainly on exports since higher volumes were placed in the local market, as compared to the prior year.
- The operating result disclosed a deficit since it was significantly affected by the foreign exchange rate evolution during the quarter (Argentine peso devaluation), which had impact on financing costs.
- Certain structures continued to be adjusted for the purpose of improving the organization efficiency.
- The variation in the equity and financial structure, as compared to the same periods in prior fiscal years, shows that the cooperative has been adapted to the current activity level and the strong impact of the foreign exchange rate variation on the financial payables assumed in foreign currency.

2. CONDENSED BALANCE SHEET PRESENTED COMPARATIVELY (IN PESOS):

	2003	2002	2001	2000	1999
Current Assets	292,079,367	354,487,284	632,599,166	630,374,206	580,721,795
Noncurrent Assets	661,867,243	762,826,209	844,359,061	778,185,539	813,132,371
Total	953,946,610	1,117,313,493	1,476,958,227	1,408,559,745	1,393,854,166
Current Liabilities	637,478,527	580,419,940	651,533,550	368,600,292	473,087,971
Noncurrent Liabilities	159,738,262	295,466,677	274,546,045	445,940,142	280,394,471
Subtotal	797,216,789	875,886,617	926,079,595	814,540,434	753,482,442
Owners' Equity	156,729,821	241,426,876	550,878,632	594,019,311	640,371,724
Total	953,946,610	1,117,313,493	1,476,958,227	1,408,559,745	1,393,854,166

The amounts for the periods ended 09/30/01, 09/30/00 and 09/30/99 do not include the effects deriving from the new accounting standards, as explained in note 1.1. to the accompanying financial statements.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL E. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

3. CONDENSED STATEMENT OF INCOME PRESENTED COMPARATIVELY (IN PESOS):

	2003	2002	2001	2000	1999
Income from recurring operations	7,244,705	16,666,902	(7,530,113)	13,478,866	(2,223,421)
Financial (loss) gain	(38,216,524)	19,775,142	(25,814,081)	(18,091,507)	(13,072,037)
Cooperative Development Fund	-	-	(1,398,095)	(1,516,802)	(708,395)
Other expenses and Other income (expense) (1)	(9,092,520)	(3,958,259)	(7,359,990)	5,111,337	12,536,070
Net (Loss) Income	(40,064,339)	32,483,785	(42,102,279)	(1,018,106)	(3,467,783)

(1) Includes income (loss) from long-term investments

The amounts for the periods ended 09/30/01, 09/30/00 and 09/30/99 do not include the effects deriving from the new accounting standards, as explained in note 1.1. to the accompanying financial statements.

4. STATISTICAL DATA (IN PHYSICAL UNITS): (*)

The figures are stated in thousands of liters of raw milk contained in products processed and sold.

	2003	2002	2001	2000	1999
Production Volume	299,354	340,523	411,715	436,258	505,002
Sales Volume					
Local Market	226,345	199,300	282,949	306,715	346,065
Exports	66,809	139,684	46,490	74,073	183,469
Total	293,154	338,984	329,439	380,788	529,534

5. RATIOS:

	2003	2002	2001	2000	1999
Liquidity (1)	0.46	0.61	0.97	1.71	1.23
Solvency (2)	0.20	0.28	0.59	0.73	0.85
Noncurrent assets to total assets	0.69	0.68	0.57	0.55	0.58

(1) Current assets to current liabilities.
(2) Equity to total liabilities.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

6. PROSPECTS FOR THE REST OF THE FISCAL YEAR.

- The Argentine economic situation will continue to restrict our company's performance significantly, as in this first quarter. In the domestic market, the variables, such as the population purchasing power, the nominal and relative foreign exchange rate, the interest and inflation rates, and the constraints, such as the access to credit, the tax pressure and legal and economic regulations, will continue to be determining factors. The Cooperative will continue adapting its strategy of channels and products to that situation, orienting its offer to the market reinforcement and maintaining its outstanding quality standard.

- The variables and constraints mentioned in the previous paragraph as well as the specific constraints of the international dairy market will affect the Cooperative's export activity, which decided to maintain its strategy of permanence abroad, taking advantage not only of the competitiveness deriving from the foreign exchange rate but also of the well-known prestige of its products in the international market, which values quality policies regarding raw material and processes and the leading technological level to satisfy customers' needs around the world.

- The sum of the abovementioned factors gives rise to favorable expectations with respect to the evolution of Cooperative's general performance.

- At the same time, the negotiation with the main creditors and financial institutions still continues for the purpose of achieving more favorable conditions and the decrease in interest rates.

- The implementation of a model to strengthen exports, the permanent improvement of the product/channel offer in the domestic market and the development of deeper programs to adjust the structures, apart from obtaining what was expected from the abovementioned negotiations to restructure the financial liabilities, will permit to reach positive results in the near future.

(*) Information not covered by the limited review report.

Signed for purposes of identification
with our report dated November 7, 2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

NÉSTOR JUAN GARETTO
Chairman of the Statutory
Audit Committee

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

MIGUEL OMAR ALTUNA
Chairman

SANCOR COOPERATIVAS UNIDAS LIMITADA

FINANCIAL STATEMENTS AS OF SEPTEMBER 30, 2003

PRESENTED FOR COMPARATIVE PURPOSES

WITH THE PRIOR FISCAL YEAR AND THE SAME PERIOD OF THE PRIOR FISCAL YEAR

RATIFICATION OF LITHOGRAPHED SIGNATURES

"I hereby ratify me signature appearing in printed from on the preceding sheets from page 1 to 42".

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. Vol. 1 - Fo. 13

GABRIEL S. CASELLA
Partner
Certified Public Accountant - U.B.A.
C.P.C.E.C.A.B.A. Vol. 162 - Fo. 187

SanCor
Cooperativas Unidas Ltda.

SANCOR COOPERATIVAS UNIDAS LIMITADA

Estados Contables al 30 de septiembre de 2003 presentados en forma comparativa con el ejercicio anterior y el mismo período del ejercicio anterior juntamente con el informe de revisión limitada

ERNST & YOUNG

Pistrelli, Henry Martin y Asociados SRL
25 de Mayo 487 - C1002ABI
Buenos Aires, Argentina

Tel.: (54-11) 4318-1600/4311-6644
Fax: (54-11) 4312-8647/4318-1777
www.ey.com/ar

INFORME DE REVISION LIMITADA
DE ESTADOS CONTABLES DE PERIODOS INTERMEDIOS

A los Señores Consejeros de
SANCOR Cooperativas Unidas Limitada:

De nuestra mayor consideración:

Tenemos el agrado de elevar a vuestra consideración el presente Informe N° 1 de Auditoria Externa, correspondiente al primer trimestre del ejercicio N° 64, terminado el 30 de septiembre de 2003.

1. **Datos referidos a la institución:**

    1.1. Denominación: SanCor Cooperativas Unidas Limitada

    1.2. Domicilio Legal: Teniente Gral. Richieri N° 15, Sunchales - Dpto. Castellanos - Santa Fe

    1.3. Número de matrícula en I.N.A.E.S.: 772

    1.4. Tipo de Cooperativa: de segundo grado

    1.5. Actividad principal: Elaboración y comercialización de productos lácteos

2. Hemos efectuado una revisión limitada del estado de situación patrimonial adjunto de SANCOR COOPERATIVAS UNIDAS LIMITADA (La Sociedad Cooperativa) al 30 de septiembre de 2003 y los correspondientes estados de resultados, de evolución del patrimonio cooperativo neto y de flujo de efectivo por el período de tres meses terminado en esa fecha. Dichos estados contables son responsabilidad del Consejo de Administración de la Sociedad Cooperativa.

3. Excepto por lo indicado en los párrafos 4. y 5., nuestra revisión fue realizada de acuerdo con las normas de la Resolución Técnica N° 7 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas aplicables a la revisión limitada de estados contables de períodos intermedios. De acuerdo con dichas normas, una revisión limitada consiste principalmente en aplicar procedimientos analíticos a la información contable y en efectuar indagaciones a los responsables de las cuestiones contables y financieras. El alcance de una revisión es sustancialmente menor al de una auditoria de estados contables, cuyo objetivo es la expresión de una opinión sobre los estados contables tomados en conjunto. Por lo tanto, no expresamos tal opinión.

4. El alcance de nuestro trabajo no incluyó la revisión limitada de los estados contables al 30 de junio de 2003, de las sociedades controladas Integral Insumos S.C., El Hornero S.C., Coop Publicidad S.C., Amplicampo Inversora S.A., San Marco S.A., Aproagro S.A., Nobleplus S.A., SanCor Dairy Corporation, SanCor do Brasil Productos Alimenticios Ltda. y SanCor México S.R.L. Los estados contables de las seis sociedades mencionadas en primer término fueron auditados por otros auditores, cuyos informes incluyeron salvedades por el asunto descripto en el párrafo 10. de este informe, por la falta de reconocimiento de los efectos de las nuevas normas contables profesionales descriptas en la nota 1.1 a los estados contables adjuntos y por no haber auditado las participaciones de estas sociedades en algunas de las cuatro sociedades (no auditadas) antes mencionadas. Adicionalmente, el informe de auditoria sobre los estados contables de Amplicampo Inversora S.A., incluyó salvedades por limitación en el alcance sobre ciertas inversiones en títulos de deuda y certificados de participación en "TCAr Fideicomiso Financiero Series 2 y 3" y "TC/Cap Fideicomiso Financiero", "TC Mix Fideicomiso Financiero" y "AVG Fideicomiso Financiero" que involucran al 30 de junio de 2003 $4.046.506 y por incertidumbre sobre la recuperabilidad del activo contabilizado por los importes abonados en concepto del impuesto a la Ganancia Minima Presunta por $547.862 al 30 de junio de 2003.

Los estados contables recién mencionados, fueron utilizados por la Sociedad Cooperativa para valuar sus inversiones en dichas sociedades al 30 de septiembre de 2003 mediante el método de valor patrimonial proporcional. Debido a las limitaciones antes descriptas, no tenemos elementos de juicio que soporten la valuación y exposición de las cuentas relacionadas con dichas sociedades controladas al 30 de septiembre de 2003, que involucran inversiones, cuentas por cobrar y pasivos por $29.561.685, $45.507.129 y $13.236.316, respectivamente.

Por otro lado, los estados contables utilizados para la valuación de las inversiones permanentes incluidas en el Anexo C a su valor patrimonial proporcional, no han sido modificados y no se ha realizado aún una cuantificación de los efectos, si los hubiere, que pudieran tener sobre ellos los cambios de criterios requeridos por las nuevas normas contables profesionales a las que se hace mención en el párrafo 9.

Asimismo, los estados contables de las sociedades controladas correspondientes al período de tres meses terminado el 30 de septiembre de 2003, necesarios para valuar dichas inversiones a su valor patrimonial proporcional conforme a las normas contables profesionales vigentes, no se encontraban disponibles, y la Sociedad Cooperativa no dispone de información sobre los resultados generados por dichas sociedades durante el período de tres meses terminado el 30 de septiembre de 2003, no habiendo reconocido su participación proporcional en el resultado de las sociedades controladas en el período de tres meses terminado en esa fecha.

5. Tal como se indica en el Anexo C y en la nota 2.5 a los estados contables adjuntos, al 30 de septiembre de 2003, la Sociedad Cooperativa mantiene títulos de deuda fiduciaria registrados en el rubro inversiones no corrientes por $11.850.220. Los estados contables al 30 de junio de 2003 (últimos disponibles) del fideicomiso emisor de dichos títulos, fueron auditados por otro auditor, cuyo informe incluyó salvedades por incertidumbre por los efectos que pudieran derivarse sobre los principales activos del fideicomiso (inversiones en otras sociedades y valor llave) por la crisis descripta en el párrafo 7. de este informe y sobre la recuperabilidad de las tenencias de instrumentos financieros que poseen las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso. Asimismo en el informe de auditor antes mencionado, se menciona que existen determinados títulos valores registrados como inversiones (en las sociedades que se incluyen como inversiones permanentes dentro de los activos del fideicomiso) respecto de los cuales no se ha podido contar con sus respectivos estados contables. Consecuentemente, a la fecha de emisión de los estados contables adjuntos no hemos obtenido evidencia suficiente acerca de la valuación y recuperabilidad de dichas inversiones.

6. Tal como se indica en la nota 2.6. a los estados contables adjuntos, la Sociedad Cooperativa contabilizó un revalúo técnico de ciertos bienes de uso al 30 de junio de 1990, sobre la base de tasaciones efectuadas por un experto independiente. Nuestra manifestación indicada en el párrafo 11., en lo que se refiere a los importes revaluados de dichos activos, se basa en el informe de dicho experto.

7. Como se describe en la nota 15.a) a los estados contables adjuntos, a fines del año 2001, se implementó en el país un profundo cambio del modelo económico y de la Ley de Convertibilidad vigente desde marzo de 1991 que incluyó la devaluación del peso argentino respecto del dólar estadounidense y otras medidas significativas. Las modificaciones introducidas originaron una profunda crisis económica, cuyas principales consecuencias fueron el incremento de los precios internos y la consecuente caída de la demanda en el mercado interno y la restricción al acceso al crédito.

En nuestro informe de auditores de fecha 4 de septiembre de 2003, nuestra opinión sobre los estados contables de la Sociedad Cooperativa al 30 de junio de 2003, incluyó salvedades indeterminadas por incertidumbres derivadas de la crisis económica antes mencionada, sobre las cuestiones que se mencionan seguidamente. Dichas incertidumbres se mantienen a la fecha de este informe y su evolución se detalla a continuación.

El contexto económico antes descripto impactó en la Sociedad Cooperativa generando, entre otros aspectos, una disminución de sus flujos de ingresos que no resultaron suficientes para hacer frente a sus compromisos financieros que se incrementaron significativamente por la devaluación del peso argentino. Tal como se indica en las notas 12, 13 y 15.b) a los estados contables adjuntos, durante el año 2002 y los primeros nueve meses de 2003, la Sociedad Cooperativa ha realizado pagos parciales en concepto de intereses de los préstamos financieros sobre la base de propuestas de pago realizadas a los acreedores que incluyen prórrogas en los plazos de vencimiento de sus obligaciones y reducciones a las tasas originalmente pactadas, y no ha cancelado algunas cuotas de capital e interés vencidas en dicho período. De acuerdo con los contratos aplicables, dichos incumplimientos constituyen causales por las cuales los respectivos acreedores podrían exigirle a la Sociedad Cooperativa el pago anticipado de la totalidad de las deudas respectivas. Basada en que a la fecha de emisión de los presentes estados contables la Sociedad Cooperativa no ha sido notificada por los respectivos acreedores sobre los mencionados incumplimientos, previsto en los contratos para exigir el pago anticipado, y en sus expectativas favorables del proceso de negociación que se está manteniendo con los acreedores financieros, la Sociedad Cooperativa ha mantenido clasificada como deuda financiera no corriente al 30 de septiembre de 2003 $65.587.500. Asimismo, tal como se explica en la nota 13 a los estados contables adjuntos, la Sociedad Cooperativa ha computado los intereses devengados en el año 2002 y hasta el 30 de septiembre de 2003, sobre la base de su estimación del resultado de las negociaciones en curso con sus acreedores financieros y por lo tanto no ha registrado los intereses que surgirían de cumplir con las pautas establecidas en el prospecto de emisión de las obligaciones negociables, o los que otros acreedores pudiesen considerar aplicables a situaciones de mora. La clasificación y la valuación de los pasivos mencionados, están sujetas al resultado de las mencionadas negociaciones.

Tal como se menciona en la nota 15.b) a los estados contables adjuntos, la Sociedad Cooperativa se encuentra trabajando en la implementación de distintas estrategias a fin de adecuar sus negocios al nuevo contexto, y el Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que dichas acciones, así como los resultados positivos que esperan de las negociaciones tendientes a reestructurar sus obligaciones financieras, le permitirían alcanzar resultados operativos para comenzar a revertir la actual situación.

Los estados contables al 30 de septiembre de 2003 mencionados en el párrafo 2. han sido preparados considerando que la Sociedad Cooperativa continuará normalmente con sus operaciones y, por lo tanto, no incluyen los efectos que podrían derivarse de la resolución de estas incertidumbres.

8. Tal como se indica en la nota 1.3. a los estados contables adjuntos, la Sociedad Cooperativa no presenta en los períodos intermedios sus estados contables consolidados con los de sus sociedades controladas. Esta información es requerida por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina.

9. La Sociedad Cooperativa ha preparado sus estados contables al 30 de septiembre de 2003 dando efecto a los cambios de criterios requeridos por las nuevas normas contables mencionadas en la nota 1.1 a los estados contables adjuntos. Tal como allí se indica, ciertos cambios de criterio han sido adoptados por la Sociedad Cooperativa sin corregir los saldos determinados con anterioridad a la vigencia de las nuevas normas contables, porque dichas normas requieren o admiten tal tratamiento. Las circunstancias antes mencionadas afectan la comparabilidad de los estados contables adjuntos.

10. Tal como indica la nota 1.2. a los estados contables adjuntos, y de acuerdo con las normas del organismo de control societario, la Sociedad Cooperativa no ha reconocido contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003, lo que es requerido por las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. De haberse reconocido los efectos de dichas variaciones, (a) el patrimonio neto de la Sociedad Cooperativa al 30 de septiembre de 2003 hubiera disminuido en aproximadamente $12.309.764 y el resultado por el período de tres meses terminado en dicha fecha hubiera aumentado en aproximadamente $4.464.551, (b) el patrimonio neto de la Sociedad Cooperativa al 30 de junio de 2003 hubiera disminuido en aproximadamente $16.669.922 y el resultado por el ejercicio terminado en dicha fecha hubiera disminuido en aproximadamente $12.328.679 y (c) los rubros presentados al 30 de septiembre de 2002 con fines comparativos se hubieran reexpresado para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 1° de marzo de 2003.

11. Basados en nuestra revisión y en el informe del perito independiente mencionado en el párrafo 6., excepto por (a) el efecto de los ajustes, si los hubiere, que pudieran haberse requerido de no haber mediado las limitaciones en el alcance de nuestro trabajo descriptas en los párrafos 4. y 5., y (b) la falta de presentación de estados contables consolidados que se menciona en el párrafo 8., no hemos tomado conocimiento de ninguna modificación significativa que deba efectuarse a los estados contables mencionados en el párrafo 2. para que los mismos estén presentados de conformidad con las normas pertinentes de la Comisión Nacional de Valores, el Instituto Nacional de Asociativismo y Economía Social (I.N.A.E.S.) y la Ley de Cooperativas, y excepto, adicionalmente, por la falta de reconocimiento de los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 1 de marzo de 2003 descripta en el párrafo 10., con las normas contables profesionales vigentes en la Ciudad Autónoma de Buenos Aires, República Argentina. Esta manifestación debe ser leída considerando las incertidumbres descriptas previamente en el párrafo 7, cuya resolución no puede determinarse a la fecha de este informe.

12. En relación al estado de situación patrimonial de la Sociedad Cooperativa al 30 de junio de 2003 y a los estados de resultados, de evolución del patrimonio cooperativo neto y de flujo de efectivo de la Sociedad Cooperativa por el período de tres meses terminado el 30 de septiembre de 2002, presentados con propósitos comparativos, informamos que:

    a) Hemos emitido con fecha 4 de septiembre de 2003 un informe de auditoría de los estados contables de la Sociedad Cooperativa al 30 de junio de 2003, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó (a) salvedades por limitación en el alcance sobre (a.1) ciertas inversiones en sociedades controladas, que involucran al 30 de junio de 2003 inversiones por $29.561.685, cuentas por cobrar por $49.803.824, pasivos por $20.015.421 y pérdidas por inversiones permanentes por $23.710.145 por el ejercicio terminado en esa fecha y, (a.2) ciertas inversiones en títulos de deuda fiduciaria por $11.404.837; (b) salvedades determinadas relacionadas con (b.1) la falta de reconocimiento de los efectos de la variación en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003 tal como se explica en el párrafo 10., y (b.2) la falta de reconocimiento de los efectos de las nuevas normas contables profesionales descriptas en la nota 1.1 a los estados contables adjuntos; y (c) salvedades por incertidumbre relacionadas con (c.1) los efectos que pudiesen derivarse sobre la situación financiera y los resultados de la Sociedad Cooperativa así como su capacidad para continuar operando normalmente, como consecuencia de la crisis económica que se menciona en el párrafo 7. de este informe, y (c.2) la clasificación de las deudas financieras no corrientes y el cómputo de los intereses devengados sobre las deudas financieras, por estar sujetos al resultado de las negociaciones en curso con los respectivos acreedores. El estado de situación patrimonial de la Sociedad Cooperativa al 30 de junio de 2003 adjunto, incluye los efectos de los cambios de criterio mencionados en el párrafo 9, pero no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003. No hemos auditado ningún estado contable a ninguna fecha y por ningún período posterior al 30 de junio de 2003.

b) Hemos emitido con fecha 7 de noviembre de 2002 un informe de revisión limitada de los estados contables de la Sociedad Cooperativa por el período de tres meses finalizado el 30 de septiembre de 2002, que en relación al revalúo técnico de ciertos bienes de uso está basado en el informe de un perito independiente, y que incluyó (a) salvedades por limitación en el alcance sobre (a.1) ciertas inversiones en sociedades controladas, que involucran al 30 de septiembre de 2002 inversiones por $42.182.571, cuentas por cobrar por $65.983.383, pasivos por $8.915.109, así como la falta de reconocimiento de los resultados generados por las inversiones permanentes durante el periodo de tres meses terminado en esa fecha y, (a.2) ciertas inversiones en derechos a recibir títulos por $14.183.595; (b) salvedades determinadas relacionadas con (b.1) la falta de presentación de los estados contables consolidados con sus sociedades controladas y, (b.2) la falta de reconocimiento de los efectos de las nuevas normas contables profesionales descriptas en la nota 1.1 a los estados contables adjuntos; y (c) párrafos de énfasis por incertidumbre relacionadas con (c.1) los efectos que pudiesen derivarse sobre la situación financiera y los resultados de la Sociedad Cooperativa así como su capacidad para continuar operando normalmente, como consecuencia de la crisis económica que se menciona en el párrafo 7. de éste informe, y (c.2) la clasificación de las deudas financieras no corrientes y el cómputo de los intereses devengados sobre las deudas financieras, por estar sujetos al resultado de las negociaciones en curso con los respectivos acreedores. Los estados contables de la Sociedad Cooperativa por el período de tres meses terminado el 30 de septiembre de 2002 adjuntos, fueron modificados para darle efecto retroactivo al cambio de criterio de activación de diferencias de cambio en los bienes de uso, descripto en la nota 2.12 a los estados contables adjuntos, e incluyen los efectos de los cambios de criterio mencionados en el párrafo 9., pero no consideran los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003.

13. En cumplimiento de disposiciones vigentes, informamos que:

a) Los estados contables mencionados en el párrafo 2., se encuentran asentados en el libro Inventario y Balances y surgen de registros contables llevados, en sus aspectos formales, de conformidad con las disposiciones legales vigentes.

b) La información contenida en la "Reseña Informativa por el período de tres meses terminado el 30 de septiembre de 2003" es presentada por la Sociedad Cooperativa para cumplimentar normas de la Comisión Nacional de Valores. La información incluida en dicha Reseña correspondiente a los períodos de tres meses terminados el 30 de septiembre de 2003 y 2002, excepto por los datos indicados como "No cubiertos por el informe de revisión limitada", surge de los estados contables al 30 de septiembre de 2003 y 2002 adjuntos. La información incluida en dicha Reseña correspondiente a los períodos de tres meses terminados el 30 de septiembre de 2001, 2000 y 1999, excepto por los datos indicados como "No cubiertos por el informe de revisión limitada", y antes de su reexpresión, con propósitos comparativos, hasta el 28 de febrero de 2003 según se menciona en la nota 1.2. y de la corrección del criterio de valuación de los productos terminados, ha sido cubierta por las revisiones efectuadas por Pistrelli, Díaz y Asociados Sociedad Civil, en su carácter de firma miembro de Andersen, quien emitió sus informes de revisión limitada de períodos intermedios de fechas 8 de noviembre de 2001 (que incluyó ciertas salvedades detalladas en dicho informe), 9 de noviembre de 2000 y 5 de noviembre de 1999, (sin salvedades), sobre los respectivos estados contables. La información recién mencionada, correspondiente a los períodos de tres meses terminados al 30 de septiembre de 2001, 2000 y 1999 no fue modificada por el Consejo de Administración de la Sociedad Cooperativa para incorporar ciertos cambios mencionados en el párrafo 9. y, adicionalmente, no considera los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003.

c) Al 30 de septiembre de 2003, según surge de los registros contables de la Sociedad Cooperativa, las deudas devengadas en concepto de (i) aportes y contribuciones con destino al Sistema Integrado de Jubilaciones y Pensiones e (ii) impuesto a los ingresos brutos a favor de la Administración Provincial Impositiva de la Provincia de Santa Fe, ascienden a $2.162.748 y $71.982, respectivamente, no siendo exigibles a esa fecha.

Buenos Aires,

7 de noviembre de 2003

PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T°1 – F°13

Gabriel S. Casella
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A T° 162 – F° 187

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

CAPITAL SUSCRIPTO	251,204,915
CAPITAL INTEGRADO	215,357,057
CAPITAL A INTEGRAR	35,847,858

ESTADO DE SITUACION PATRIMONIAL AL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2)

ACTIVO		30/09/2003	30/06/2003
ACTIVO CORRIENTE			
DISPONIBILIDADES			
Caja y Bancos		12,351,492	23,317,202
INVERSIONES			
Bancarias (Anexo C)		864	15,724
CREDITOS			
Por Ventas			
Deudores por Ventas Exportación	57,144,978		
Deudores por Ventas	93,625,764		
Deudores en Gestión Judicial	23,210,300		
Deudores en Gestión Judicial con Gtía. Hip.	9,399,174		
Menos:			
Intereses Implícitos (1)	1,361,851		
Previsión para Cuentas Incobrables (Anexo E)	41,452,643	140,565,722	139,772,268
Otros Créditos			
Deudores Diversos	38,486,191		
Préstamos a Cooperativas	460,940		
Menos:			
Intereses Implícitos (1)	211,454		
Previsión para Cuentas Incobrables (Anexo E)	1,016,375	37,719,302	29,866,939
BIENES DE CAMBIO			
Productos Terminados	68,210,824		
Producción en Proceso	3,243,082		
Almacenes	24,886,388		
Ordenes a Facturar	14,993		
Menos:			
Previsión para Obsolescencia (Anexo E)	1,018,204	95,337,083	96,189,673
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		6,104,904	7,141,447
TOTAL ACTIVO CORRIENTE		292,079,367	296,303,253
ACTIVO NO CORRIENTE			
CREDITOS			
Otros Créditos			
Deudores Diversos	17,147,642		
Préstamos a Cooperativas	18,267		
Menos:			
Intereses Implícitos (1)	287,458		
Previsión para Cuentas Incobrables (Anexo E)	165,502	16,712,949	19,957,992
INVERSIONES (Anexo C)			
Bancarias, Acciones, Títulos y Cuotas Sociales		101,539,473	100,970,054
BIENES DE USO (Anexo A)			
Valor de Origen	1,157,724,265		
Menos:			
Depreciaciones Acumuladas	633,057,641	524,666,624	534,712,629
OTROS ACTIVOS			
Envases		11,196,528	11,484,811
BIENES INMATERIALES (Anexo B)			
Marcas de Fábrica	5,050,575		
Menos:			
Amortizaciones Acumuladas	2,874,669	2,175,906	2,185,177
CARGOS DIFERIDOS			
Gastos Pagados por Adelantado		5,575,763	6,985,350
TOTAL ACTIVO NO CORRIENTE		661,867,243	676,296,013
TOTAL DEL ACTIVO		953,946,610	972,599,266

PASIVO		30/09/2003	30/06/2003
PASIVO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	62,873,048		
Cooperativas	70,576,781		
Anticipo de Clientes	7,236,967		
Proveedores del Exterior	3,126,833		
Menos:			
Intereses Implícitos (1)	1,345,683	142,467,946	171,826,398
Financieras			
Acreedores Bancarios	153,648,253		
Intereses a Pagar	36,501,091		
Obligaciones Negociables	254,234,640	444,383,984	427,371,900
Otras Deudas			
Acreedores Diversos	8,968,795		
Remuneraciones y Cargas Soc. a Pagar	20,300,183		
Régimen de Retiro Anticipado	4,277,058		
Gastos a Pagar	1,598,748		
Impuestos a Pagar	6,421,417		
Otros Pasivos por Inversiones	9,258,920		
Menos			
Intereses Implícitos (1)	198,524	50,626,597	53,991,678
TOTAL PASIVO CORRIENTE		637,478,527	653,189,976
PASIVO NO CORRIENTE			
DEUDAS			
Comerciales			
Proveedores	22,804,872		
Cooperativas	41,516,184		
Anticipo de Clientes	8,744,060	73,065,116	36,262,697
Financieras			
Acreedores Bancarios		65,587,500	63,000,000
Otras Deudas			
Acreedores Diversos	87,873		
Remuneraciones y Cargas Soc. a Pagar	1,531,770		
Régimen de Retiro Anticipado	7,269,452		
Menos			
Intereses Implícitos (1)	2,398,111	6,490,984	6,299,400
PREVISIONES (Anexo E)		14,594,662	14,354,415
TOTAL PASIVO NO CORRIENTE		159,738,262	119,916,512
TOTAL DEL PASIVO		797,216,789	773,106,488
PATRIMONIO COOPERATIVO NETO			
CAPITAL SOCIAL COOPERATIVO			
Capital Suscripto	251,204,915		
Asociados Suscriptores	(35,847,858)		
	215,357,057		
Ajuste del Capital	25,185,093		
Ajuste Global del Pat. Coop. Neto	100,289,236	340,831,386	341,023,082
RESERVAS Y FONDOS			
Reserva Legal	2,811,646		
Fondo para Acción Asist. y Laboral	3,067		
Reserva Especial (art. 42 Ley 20.337)	18,580,442		
Reserva por Rev.Tec. de Bienes de Uso	203,146,316	224,541,471	221,443,063
RESULTADOS NO ASIGNADOS			
Del Período/Ejercicio		(40,064,339)	6,189,768
De Ejercicios Anteriores		(368,578,697)	(369,163,135)
TOTAL PATRIMONIO NETO		156,729,821	199,492,778
PASIVO MAS PATRIMONIO NETO		953,946,610	972,599,266
CUENTAS DE ORDEN			
SODECAR - Mercadería Recibida en Consignación		1,372,775	1,330,401
PROVEEDORES VARIOS - Insumos Rec. en Consignación		-	120,555
SAN MARCO - Mercadería Recibida en Consignación		129	129
TOTAL DE LAS CUENTAS DE ORDEN		1,372,904	1,451,085

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

(1) Incluye la partida correspondiente para ajustar los créditos y deudas respectivas a su valor presente tal como se menciona para cada caso en la nota 2.2.

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ESTADO DE RESULTADOS POR EL PERIODO TERMINADO EL 30 DE SEPTIEMBRE DE 2003
COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2)

RUBROS	30/09/2003 RUBROS DE EXPLOTACION	30/09/2003 OPERACIONES CON NO ASOCIADOS	30/09/2003 TOTALES	30/09/2002 TOTALES
VENTAS				
Ventas brutas	272,066,159	357,693	272,423,852	
Menos:				
Intereses Implícitos en Ventas	3,813,687	5,014	3,818,701	
Bonificaciones	14,081,549	5,808	14,087,357	
VENTAS NETAS	254,170,923	346,871	254,517,794	245,971,984
COSTO DE VENTAS (Anexo F)	205,600,134	264,519	205,864,653	185,686,236
RESULTADO BRUTO	48,570,789	82,352	48,653,141	60,285,748
Menos (Más):				
Gastos de Comercialización (Anexo H)	36,985,773	55,086	37,040,859	39,765,873
Gastos de Administración (Anexo H)	4,361,842	5,735	4,367,577	3,852,973
Resultados Financieros y por Tenencia				
- Generados por Activos (Nota 2.12)	1,630,791	(48,905)	1,581,886	36,170,171
- Generados por Pasivos (Nota 2.12)	36,571,588	63,050	36,634,638	(55,945,313)
Otros Gastos (Nota 9)	5,621,162	3,877	5,625,039	2,571,373
RESULTADO OPERATIVO	(36,600,367)	3,509	(36,596,858)	33,870,671
RESULTADO DE INVERSIONES PERMANENTES			(62,145)	-
OTROS EGRESOS NETO (Nota 10)			(3,405,336)	(1,386,886)
RESULTADO NETO DEL PERIODO			(40,064,339)	32,483,785

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

ENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
OMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
CTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
UMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ESTADO DE EVOLUCION DEL PATRIMONIO COOPERATIVO NETO POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2)

C O N C E P T O S	CAPITAL SOCIAL COOPERATIVO					RESERVAS Y FONDOS				RESULTADOS NO ASIGNADOS	TOTAL	TOTAL
	CAPITAL SUSCRIPTO	ASOCIADOS SUSCRIPTORES	AJUSTE DEL CAPITAL	AJUSTE GLOBAL PATRIMONIO COOP.NETO	SUBTOTAL	RESERVA LEGAL	FONDO ACC. ASIST. Y LABORAL	RESERVA ESPECIAL ART.42 LEY 20.337	RESERVA REVALUO TECNICO		30/09/2003	30/09/2002
aldos al Inicio del Ejercicio	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082	2,811,646	3,045	12,995,113	205,633,259	(357,612,494)	204,853,651	343,009,853
juste de Ejercicios Anteriores (Nota 2.11)	-	-	-	-	-	-	-	-	-	(5,360,874)	(5,360,874)	(130,935,527)
aldos al Inicio del Ejercicio Ajustados	251,204,915	(48,139,744)	37,668,675	100,289,236	341,023,082	2,811,646	3,045	12,995,113	205,633,259	(362,973,368)	199,492,777	212,074,326
isposición según Asamblea *26-09-2003*:												
- Utilización de Reservas para Compensar Resultados no Asignados	-	-	-	-	-	-	-	5,605,329	-	(5,605,329)	-	-
- *Capitalización del Ajuste de Capital*	-	12,483,582	(12,483,582)	-	-	-	-	-	-	-	-	-
ovimiento de Cooperativas	-	(191,696)	-	-	(191,696)	-	-	(20,000)	-	-	(211,696)	-
esafectación Neta de Depreciaciones y Bajas de Bienes de Uso del Período	-	-	-	-	-	-	-	-	(2,486,943)	-	(2,486,943)	(3,130,876)
Movimiento Fondo Acción Social	-	-	-	-	-	-	22	-	-	-	22	(359)
Resultado Neto del Período	-	-	-	-	-	-	-	-	-	(40,064,339)	(40,064,339)	32,483,785
Saldos al Cierre del Período	251,204,915	(35,847,858)	25,185,093	100,289,236	340,831,386	2,811,646	3,067	18,580,442	203,146,316	(408,643,036)	156,729,821	241,426,876

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SanCor Cooperativas Unidas Limitada
DOMICILIO LEGAL: Tte. Gral. Richieri Nro. 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

ESTADO DE FLUJO DE EFECTIVO (1) POR EL PERIODO TERMINADO
EL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2)

CONCEPTOS	30/09/2003	30/09/2002
VARIACION DEL EFECTIVO		
Efectivo al Cierre del Período	12,352,356	7,237,583
Efectivo al Inicio del Período	23,332,926	1,426,660
	(10,980,570)	5,810,924
Resultado por exposición al cambio en el poder adquisitivo de la moneda (RECPAM) *generado por el efectivo en moneda nacional*	-	165,003
(Disminución) Aumento Neto del Efectivo	(10,980,570)	5,975,927
CAUSAS DE VARIACION DEL EFECTIVO		
Actividades Operativas:		
Resultado neto del período	(40,064,339)	32,483,785
Intereses sobre deudas y créditos devengados en el período	12,913,204	21,016,789
Ajustes que no implican movimientos de efectivo:		
Resultado de inversiones no corrientes	(632,263)	(875,055)
(Incremento) Desafectación de diferencias de cambio activadas en bienes de uso	(2,090,203)	17,157,168
Diferencias de cambio y actualizaciones de deudas financieras	18,224,223	(80,731,812)
RECPAM generado por el efectivo en moneda nacional	-	165,003
Desvalorizaciones de activos	1,750,217	2,378,820
Resultado por tenencia de activos	6,462,276	14,605,762
Depreciaciones y amortizaciones bienes de uso y bienes inmateriales	9,948,111	10,064,329
Movimientos de cooperativas	21	(359)
Baja valor residual de bienes de uso	547,020	59,547
Cargos por constitución de previsiones	671,343	1,849,589
Cambio en Activos y Pasivos Operativos:		
Disminución (Aumento) en créditos por ventas	1,191,177	(3,067,891)
(Aumento) Disminución de otros créditos	(5,114,541)	21,883,317
Aumento de bienes de cambio	(6,217,942)	(2,595,994)
Disminución de cargos diferidos y otros activos	3,235,336	3,252,775
Aumento (Disminución) de deudas comerciales	2,871,098	(31,976,849)
(Disminución) Aumento de otras deudas	(534,986)	9,951,005
Disminución de previsiones	(431,096)	(1,604,512)
Intereses cobrados	88,862	943,435
Intereses pagados	(1,383,445)	(2,447,354)
Flujo neto de efectivo generado por las actividades operativas	1,434,073	12,511,499
Actividades de Inversión:		
Adquisición de bienes de uso	(708,234)	(2,621,729)
Disminución neto otras inversiones	700	292,473
Aportes en sociedades controladas	(2,755,584)	(1,713,107)
Desarrollo de marcas y patentes	(66,217)	(157,080)
Flujo neto de efectivo utilizados por las actividades de inversión	(3,529,335)	(4,199,443)
Actividades de Financiación:		
(Disminución) Aumento neto deuda financiera	(6,366,426)	8,316,317
Pago de intereses por préstamos	(2,518,882)	(10,652,445)
Flujo neto de efectivo utilizado por las actividades de financiación	(8,885,308)	(2,336,128)
(Disminución) Aumento Neto del Efectivo	(10,980,570)	5,975,927

(1) EFECTIVO: Disponibilidades e Inversiones liquidables durante los tres meses posteriores a la fecha cierre de cada ejercicio.

Las notas 1 a 16, los anexos A, B, C, E, F, G y H que se acompañan son parte integrante de este estado.

Firmado a efectos de su identificación con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

SANCOR COOPERATIVAS UNIDAS LIMITADA
NOTAS A LOS ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003
COMPARATIVAS CON EJERCICIO ANTERIOR Y CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR
(Importes expresados en pesos – Nota 1.2.)

1. BASES DE PRESENTACIÓN

1.1. NORMAS CONTABLES APLICADAS

Los estados contables al 30 de septiembre de 2003, han sido preparados de acuerdo con las correspondientes disposiciones de la Comisión Nacional de Valores (CNV).

Con fecha 14 de enero de 2003, la CNV emitió su Resolución General N° 434, según la cual adopta, con ciertas excepciones y con vigencia obligatoria para ejercicios que se inicien a partir del 1° de enero de 2003, las Resoluciones Técnicas Nros. 16 a 20, emitidas por La Federación Argentina de Consejos Profesionales de Ciencias Económicas (FACPCE).

Las normas contables profesionales previamente mencionadas fueron aprobadas, con ciertas modificaciones, por el Consejo Profesional de Ciencias Económicas de la ciudad Autónoma de Buenos Aires, con vigencia obligatoria para la Sociedad Cooperativa para el ejercicio iniciado el 1° de julio de 2002 y los ejercicios intermedios correspondientes a dicho ejercicio que adicionalmente puso en vigencia para los ejercicios iniciados a partir del 1° de abril de 2003 la Resolución Técnica n°21 de la FACPCE referida al método del valor patrimonial proporcional y consolidación de estados contables y exposición de información sobre partes relacionadas..

Dichas normas contables introducen cambios de criterios de medición de la situación patrimonial y los resultados de la Sociedad Cooperativa y nuevos requerimientos de exposición. Los cambios que resultan de mayor relevancia para la Sociedad Cooperativa se detallan a continuación:

a) Se requiere aplicar valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés (o con tasa de interés inferior a mercado).
b) Se requiere valuar al valor neto de realización los bienes de cambio sobre los que se hayan recibido anticipos que fijen precio y las condiciones contractuales de la operación aseguren la efectiva concreción de la venta y la ganancia.
c) Se precisan los criterios para el reconocimiento de bienes intangibles, se establecen prohibiciones expresas de activación (gastos de investigación, publicidad, reorganización, entrenamiento, etc.); se admite la activación de costos de organización y costos preoperativos (sólo los costos directos e incrementales respecto de los que el ente hubiera tenido en caso de no iniciarse la nueva operación o actividad) con una presunción de vida útil máxima de cinco años.
d) Se admite no amortizar los activos intangibles cuando no existan factores que limiten su vida útil; y salvo para los costos de organización y preoperativos, no se establece presunción de vida útil.
e) Se establecen cambios en la frecuencia y metodología para la comparación con valores recuperables de los bienes de uso, bienes intangibles y participaciones permanentes valuadas al valor patrimonial proporcional.

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f) Se requiere la consolidación proporcional (en los estados contables consolidados) en el caso de control conjunto de sociedades.
g) Se establece la obligatoriedad de constituir pasivos por vacaciones (integral para todo tipo de personal) y planes de pensión.
h) Se establecen condiciones para registrar pasivos por reestructuración y se define que debe incluirse o excluirse del pasivo a registrar.
i) Se establecen las normas de conversión a aplicar a las inversiones en entidades del exterior, según se las considere integradas o no integradas y que ciertas diferencias de conversión originadas por las inversiones en entidades en el exterior no integradas se imputarán a una cuenta especial y no serán incluidas en el resultado del ejercicio.
j) Se tipifican los arrendamientos en operativos y financieros y se establecen reglas para su medición.
k) Se incorporan cambios en las normas de exposición, entre ellas: a) un nuevo estado de flujo de efectivo con clasificación de las actividades en operativas, de inversión y de financiación; b) exposición de información por segmentos; c) el balance general de un período intermedio deberá compararse con el último ejercicio anual; d) no se deducirán de las ventas los impuestos que inciden directamente sobre ellas, e) se requiere exponer en la información complementaria mayor detalle sobre metodología y efectos de la conversión de los estados contables de las subsidiarias en el exterior, contingencias, el valor corriente de los instrumentos financieros y las concentraciones de riesgo crediticio.

Los efectos de los cambios de normas contables al comienzo de su primer ejercicio de aplicación deben ser registrados en forma retroactiva. Sin embargo, las nuevas normas contables requieren no corregir los saldos determinados con anterioridad a su vigencia por los cambio identificados en los incisos c), d), e), i) y j) precedentes.

La Sociedad Cooperativa ha registrado en sus estados contables al 30 de septiembre de 2003 el efecto de los mencionados cambios tal como se explica en el último párrafo de la nota 2.11., dando efecto retroactivo a los mismos en aquellos casos en los que las nuevas normas contables así lo requieren. Los saldos de cuentas de resultados al 30 de septiembre de 2002, presentados con propósitos comparativos, fueron modificados con el fin de incorporar los cambios previamente mencionados cuya aplicación retroactiva es requerida. Asimismo, en los estados contables adjuntos se han implementado los cambios en los criterios de exposición mencionados en el punto k) precedente.

La preparación de estados contables de acuerdo con las normas contables profesionales requiere la consideración por parte de la Sociedad Cooperativa de estimaciones y supuestos que impactan en los saldos informados de activos y pasivos, la exposición de activos y pasivos contingentes a la fecha de dichos estados, como así también los montos de ingresos y gastos del período. Los resultados finales podrían diferir de estos estimados.

1.2. REEXPRESIÓN EN MONEDA CONSTANTE

Los estados contables reconocen los efectos de las variaciones en el poder adquisitivo de la moneda hasta el 28 de febrero de 2003, siguiendo el método de reexpresión establecido por la Resolución Técnica (RT) N° 6 de la Federación Argentina de Consejos Profesionales de Ciencias Económicas (F.A.C.P.C.E.). De acuerdo con el Decreto 664/2003 del Poder Ejecutivo Nacional y la Resolución General N° 441 de la Comisión Nacional de Valores, la Sociedad Cooperativa discontinuó la aplicación de dicho método y, por lo tanto, no reconoció contablemente los efectos de las variaciones en el poder adquisitivo de la moneda originados a partir del 1° de marzo de 2003. Las normas contables profesionales mantienen vigente la aplicación de este método. De haberse reconocido los efectos de dichas variaciones, (a) el patrimonio neto de la Sociedad Cooperativa al 30 de septiembre de 2003 y al 30 de junio de 2003 hubiera disminuído en 12.309.764 y

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16.669.922, respectivamente, y el resultado por el perídodo y el ejercicio terminados en dichas fechas hubieran aumentado en aproximadamente en 4.464.551 y disminuido aproximadamente en 12.328.679, respectivamente y (b) los rubros patrimoniales al 30 de junio de 2003 y de resultados y flujos de efectivo al 30 de septiembre de 2002 presentados con fines comparativos se hubieran reexpresado para reconocer los efectos de las variaciones en el poder adquisitivo de la moneda a partir del 1° de marzo de 2003.

Se resume a continuación la siguiente información patrimonial y de resultados, expresada en moneda homogénea de acuerdo con el método de la RT N° 6 de la F.A.C.P.C.E. y requerida por el Consejo Profesional de Ciencias Económicas de la Ciudad Autónoma de Buenos Aires.

Conceptos	30/09/2003	30/06/2003
Activo Corriente	292.010.126	299.755.988
Activo No Corriente	649.757.288	665.554.041
Total Activo	941.767.414	965.330.029
Pasivo	637.609.095	661.132.520
Pasivo No Corriente	159.738.262	121.374.653
Total Pasivo	797.347.357	782.507.173
Patrimonio Coop.Neto	144.420.057	182.822.856
Total Pasivo más Patrimonio Coop.Neto	941.767.414	965.330.029
Resultado del Período / Ejercicio	-35.599.788	-6.138.911

1.3. ESTADOS CONTABLES CONSOLIDADOS

La Sociedad Cooperativa presenta información contable consolidada con sus sociedades controladas junto con sus estados contables anuales, no presentando esta información en períodos intermedios.

2. CRITERIOS DE VALUACIÓN

2.1. DISPONIBILIDADES

- En moneda nacional: a su valor nominal.

- En moneda extranjera: se convirtieron a los tipos de cambio vigentes a la fecha de cierre de cada período o ejercicio para la liquidación de estas operaciones. El detalle respectivo se expone en el Anexo G. Las diferencias de cambio fueron imputadas a los resultados de cada período o ejercicio.

- Caja de ahorros: se valuaron a su valor nominal, más el interés devengado hasta la fecha de cierre de cada período o ejercicio. Debido a su liquidez y disponibilidad inmediata se han expuesto dentro del rubro disponibilidades.

2.2. CREDITOS Y DEUDAS

- Bonos Nacionales y Provinciales: se valuaron a su valor neto de realización a la fecha de cierre de cada período o ejercicio.

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- En moneda nacional: en el caso de saldos por transacciones de cualquier naturaleza con partes independientes y por transacciones comerciales con partes relacionadas, se valuaron al valor actual de los flujos de fondos que originarán los mismos, descontado, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción. Los saldos por transacciones no comerciales con partes relacionadas, cuyo detalle se expone en la nota 7, se valuaron a su valor nominal más los intereses correspondientes de acuerdo con las condiciones originalmente pactadas.

- En moneda extranjera: en el caso de transacciones de cualquier naturaleza con partes independientes y por transacciones comerciales con partes relacionadas, se valuaron al valor actual de los flujos de fondos en la divisa correspondiente que originarán los mismos, descontado, en la medida que sus efectos fueran significativos, utilizando tasas implícitas, explícitas o de mercado, según corresponda, vigentes al momento de cada transacción, convirtiendo dicho importe a moneda local al tipo de cambio vigente a la fecha de cierre de cada período o ejercicio aplicable para la liquidación de las operaciones respectivas. Los saldos por transacciones no comerciales con partes relacionadas, cuyo detalle se expone en la nota 7., se valuaron a su valor nominal en la divisa correspondiente más los intereses correspondientes de acuerdo con las condiciones originalmente pactadas, convirtiendo a moneda local el importe resultante tal como fue mencionado precedentemente. Las diferencias de cambio fueron imputadas a los resultados de cada período o ejercicio, excepto por lo explicado en la nota 2.12.

- Riesgo crediticio: En lo que respecta al mercado externo, la Sociedad Cooperativa considera que el riesgo de incobrabilidad está acotado, ya que parte de las ventas se realizan a través de cartas de crédito o están cubiertas a través de una póliza de seguro de riesgo de impago de clientes.

  En lo que respecta al mercado local, la Sociedad Cooperativa en el curso habitual de sus negocios otorga crédito a una gran base de clientes, incluyendo concesionarios, supermercados y entidades gubernamentales (licitaciones), entre otros, representando aproximadamente los tres canales de venta mencionados un 30%, 31% y 15%, respectivamente, de sus ventas totales en el mercado local durante el período de tres meses finalizado el 30 de septiembre de 2003. La Sociedad Cooperativa realiza permanentemente evaluaciones crediticias de la capacidad financiera de sus clientes locales, para reducir el riesgo potencial de pérdidas significativas por incobrabilidad, como así también posee en algunos casos garantías (prendarías e hipotecarias) acordes con los niveles de crédito asignados.

  El máximo riesgo crediticio involucrado no difiere significativamente de los importes de los créditos que se presentan en el estado de situación patrimonial.

- Instrumentos financieros: La Sociedad Cooperativa no utiliza instrumentos financieros derivados.

  La Sociedad Cooperativa estima que el valor corriente de los instrumentos financieros a los que se hace referencia en los párrafos anteriores de la presente nota 2.2. (con excepción de las deudas financieras), se encuentra cercano a la valuación asignada en libros a la fecha de cierre de cada período o ejercicio. En relación con el valor corriente de las deudas financieras de la Sociedad Cooperativa, el proceso en curso de reestructuración global de los pasivos financieros que se menciona en la notas 12, 13 y 15.b), impide determinar con un grado razonable de confiabilidad el valor corriente (costo de cancelación) de las mismas. En este sentido, cabe destacar que si bien se encuentran autorizadas para cotizar, las obligaciones negociables de la Sociedad Cooperativa (nota 13) no presentan cotización pública.

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2.3. INVERSIONES CORRIENTES

- Inversiones Bancarias y Depósitos a plazo fijo: se valuaron a su valor nominal, convertido al tipo de cambio comprador vigente en caso de corresponder a saldos en moneda extranjera, más los intereses devengados a la fecha de cierre de cada período o ejercicio.

2.4. BIENES DE CAMBIO

- Productos Terminados: al menor valor entre el costo de reproducción y el valor neto de realización a la fecha de cierre de cada período o ejercicio.

- Producción en Proceso: al costo de reposición, considerando su grado de avance, a la fecha de cierre de cada período o ejercicio.

- Almacenes: al costo reposición a la fecha de cierre de cada período o ejercicio .

- Ordenes a Facturar: representativas de trabajos en curso, por cuenta de terceros, al costo incurrido reexpresado de acuerdo a lo mencionado en la nota 1.2.

El valor de los bienes de cambio no supera su valor neto de realización. El valor neto de realización es el precio de venta de contado, más los ingresos adicionales no atribuibles a la financiación, menos los costos que serán ocasionados por la venta.

2.5. INVERSIONES NO CORRIENTES Y OTROS PASIVOS POR INVERSIONES

- Participación en otras sociedades: al valor patrimonial proporcional calculado sobre la base de estados contables al 30 de junio de 2003, con informe del auditor, excepto por las participaciones en SanCor Dairy Coorporation, SanCor do Brasil Productos Alimenticios Ltda. y SanCor México S.R.L., las cuales fueron valuadas al valor patrimonial proporcional sobre la base de información contable no auditada a dicha fecha.

  La Dirección de la Sociedad Cooperativa estima que los resultados de estas sociedades por los trimestres finalizados el 30 de septiembre de 2003 y 2002, no son significativos con relación a los estados contables de la Sociedad Cooperativa.

  Las sociedades en las que se posee participación no han seguido en la preparación de sus estados contables los lineamientos de las nuevas normas contables profesionales a los que se hace referencia en la nota 1.1. precedente. Las Sociedad Cooperativa en conjunto con cada una de sus sociedades controladas y vinculadas se encuentran analizando los efectos de los cambios incorporados por las nuevas resoluciones técnicas sobre los estados contables de estas últimas, pero no ha realizado aún una cuantificación de los mismos.

  Para la conversión de los estados contables de las entidades controladas del exterior (SanCor Do Brasil Productos alimenticios Ltda., SanCor Dairy Corp. y SanCor México S.R.L. de C.V.), clasificadas como entidades integradas para la aplicación de las nuevas normas contables profesionales mencionadas en la nota 1.1.) la Sociedad Cooperativa ha seguido el método de convertir – ajustar establecido en la Resolución Técnica N°13 de la F.A.C.P.C.E. Dichos saldos contables (determinados en base a su valuación en moneda extranjera convertidos al tipo de cambio vigente al inicio del ejercicio) son considerados como costos históricos en pesos, de acuerdo con las normas de transición establecidas por la Resolución Técnica N°18 de la F.A.C.P.C.E.

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Los efectos de los cambios requeridos por las nuevas normas contables profesionales serán incorporados en los estados contables de la Sociedad Cooperativa durante el presente ejercicio, una vez que se haya concluido con su análisis y cuantificación.

- Llave de Negocio: originada en la integración de primas de emisión en Arla Foods Ingredients S.A., valuada a su costo original reexpresado de acuerdo con la nota 1.2, menos las correspondientes amortizaciones calculadas proporcionalmente a los meses transcurridos sobre la base de una vida útil estimada de 20 años.

- Participación en entidades cooperativas: al valor de costo histórico con el límite del valor patrimonial proporcional a la fecha de cierre de cada período o ejercicio.

- Inversiones en títulos: Corresponde a títulos en dólares estadounidenses de deuda fiduciaria de TC/Cap Fideicomiso Financiero. De acuerdo a lo que surge de los estados contables del fideicomiso financiero TC/CAP al 30 de junio de 2003, últimos estados contables emitidos, su activo se encuentra principalmente constituido por una participación accionaria en una sociedad de inversión.

  Los mencionados títulos han sido valuados al cierre de cada período o ejercicio a su valor nominal en moneda extranjera convertido a pesos al tipo de cambio vigente a dicha fecha, más el interés devengado de acuerdo a las pautas establecidas en el contrato de Fideicomiso Financiero. El detalle se expone en el Anexo C.

- Otros pasivos por inversiones: corresponde a la participación en ciertas sociedades controladas que a la fecha de cierre de cada período o ejercicio, presentan patrimonio neto negativo. El detalle de las mismas se expone en el Anexo C. Dado que la Sociedad Cooperativa asume que regularizará dicho déficit, ha expuesto su participación en las mencionadas inversiones, calculada como se explica en el primer párrafo de esta nota, en el rubro "Otras deudas" del pasivo corriente.

El valor de las inversiones (incluida la llave de negocio) se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.6. BIENES DE USO

Los rubros de terrenos, edificios, maquinarias, cercos e instalaciones y rodados fueron revaluados técnicamente por peritos independientes al 30 de junio de 1990. Dichos valores fueron reexpresados de acuerdo a lo mencionado en la nota 1.2. Las vidas útiles y el valor residual técnico a esa fecha, fueron determinados por lperitos independientes.

El mayor valor generado por la utilización de valores corrientes a la fecha del revalúo técnico, neto de las desafectaciones por depreciaciones y bajas posteriores, ha sido reexpresado de acuerdo a lo mencionado en la nota 1.2. y se expone en la cuenta "Reserva por Revalúo Técnico de Bienes de Uso", formando parte del Patrimonio Cooperativo Neto.

Los restantes rubros y las incorporaciones posteriores al 30 de junio de 1990 a los rubros revaluados mencionados en el párrafo anterior, se valuaron según su costo de adquisición reexpresado de acuerdo a lo mencionado en la nota 1.2., menos las correspondientes depreciaciones acumuladas calculadas proporcionalmente a los meses de vida útil estimada a la fecha de cierre de cada período o ejercicio.

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Al 30 de setiembre de 2003 los bienes de uso incluyen diferencias de cambio activadas, netas de depreciación, por un importe de 16.107.270 (14.017.067 al 30 de junio de 2003), que excede los valores ajustados por inflación de dichos activos, de acuerdo a lo establecido por la Resolución General N° 398 de la CNV que se menciona en la nota 2.12.

La valuación de los bienes de uso se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.7. BIENES INMATERIALES

Al costo incurrido reexpresado según se indica en nota 1.2., menos la correspondiente amortización acumulada.

La valuación de los bienes inmateriales se revisa para verificar si sufrieron alguna desvalorización, cuando existe algún indicio que indique que el valor de libros de los activos podría exceder su valor recuperable (el mayor importe entre su valor neto de realización y su valor de uso).

2.8. CARGOS DIFERIDOS

Corresponde a gastos pagados por adelantado, software adquirido y desarrollos de sistemas infomáticos, valuados al costo incurrido reexpresado según se indica en nota 1.2., menos la correspondiente amortización acumulada, calculada en base a los meses de diferimiento establecidos.

2.9. OTROS ACTIVOS

Corresponde a envases valuados al menor valor entre el costo de reposición a la fecha de cierre de cada período o ejercicio y el valor neto de realización a dichas fechas.

2.10. PREVISIONES

- Para cuentas incobrables: cubre créditos en gestión judicial (en su caso por el valor que excede el valor estimado de las garantías prendarias y/o hipotecarias) y otros créditos, identificados como de dudosa recuperabilidad sobre la base de un análisis individual de la cartera. En su cuantificación se ha considerado el informe de los abogados.

- Para obsolescencia: se ha constituido para reducir a su valor probable de realización el valor de libros de ciertas existencias de insumos de lenta rotación e improbable utilización. En su cuantificación se han tenido en cuenta las proyecciones de ventas y/o consumos de la Sociedad Cooperativa.

- Para juicios: cubre contingencias desfavorables que podrían ocasionar obligaciones para la Sociedad Cooperativa, originadas en situaciones existentes a la fecha de cierre de cada período o ejercicio, que tienen un elevado grado de probabilidad de ocurrencia y que son susceptibles de cuantificar. La naturaleza de las contingencias comprende principalmente cuestiones comerciales y laborales. Para su evaluación y cuantificación, la Sociedad Cooperativa considera la opinión de sus asesores legales y los restantes elementos de juicio disponibles, actualizando los montos originales estimados de dichas contingencias a la tasa de interés

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que se estima será aplicada, considerando adicionalmente los gastos relacionados que pudieren corresponder.

2.11. CUENTAS DEL PATRIMONIO COOPERATIVO NETO

Se encuentran reexpresadas, de acuerdo a lo mencionado en nota 1.2., excepto las cuentas Capital Suscripto y Asociados Suscriptores, las cuales se han mantenido por sus valores de origen. El ajuste derivado de su reexpresión se expone en las cuentas Ajuste del Capital y Ajuste Global del Patrimonio Cooperativo Neto.

El estatuto social establece que el capital suscripto, conjuntamente con las reservas y fondos, deberá ser suficiente al cierre de cada ejercicio para cubrir un máximo del 50 % del Activo, según lo determine el Consejo de Administración, para lo cual deberá considerar el programa de inmovilizaciones y las posibilidades de financiamiento externo.

La integración del capital suscripto determinado de conformidad con la modalidad descripta en el párrafo anterior se realizará principalmente mediante capitalización de utilidades o la acreditación a las cooperativas asociadas de un porcentaje sobre el monto de la producción entregada que es determinado por el Consejo de Administración hasta el límite del 5 % establecido en el artículo 10 de los estatutos sociales.

El Patrimonio Cooperativo Neto al 30 de junio de 2003 ha sido modificado como consecuencia de la registración en forma retroactiva de los cambios introducidos por la aplicación de las nuevas normas contables profesionales según lo indicado en la nota 1.1., por 5.360.874 (el cuál se conforma por 5.524.345 (pérdida) como consecuencia de constituir el pasivo por vacaciones devengadas en forma integral para todo tipo de personal y 163.471 (ganancia) por la aplicación de valores descontados para la medición de créditos y pasivos no comerciales ni financieros y de créditos y pasivos financieros sin interés -o con tasa de interés inferior a mercado-). Adicionalmente, el Patrimonio Cooperativo Neto al 30 de junio de 2002 ha sido modificado como consecuencia de la registración en forma retroactiva de (a) el cambio de criterio utilizado para la activación en bienes de uso de las diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 por 125.535.187 (pérdida), tal como se menciona en la nota 2.12. y (b) los cambios introducidos por la aplicación de las nuevas normas contables profesionales según lo indicado en la nota 1.1. por 5.400.340 (pérdida).

2.12. CUENTAS DEL ESTADO DE RESULTADOS

Las cuentas que acumulan operaciones monetarias ocurridas a lo largo de cada período (ventas, compras, gastos de comercialización, administración y fabricación, etc.) se computaron por su valor nominal reexpresadas según se menciona en nota 1.2. mediante la aplicación de los coeficientes correspondientes al mes de devengamiento. Los resultados por tenencia de bienes de cambio y otros insumos devengados durante cada período han sido segregados del costo y expuestos en la línea de resultados financieros y por tenencia correspondiente.

Los cargos por consumos de activos no monetarios se determinaron en función de los importes reexpresados de tales activos.

La Sociedad Cooperativa ha segregado los componentes financieros implícitos devengados durante cada período, de los saldos de créditos y deudas y de los correspondientes ingresos y gastos en la medida que fuesen significativos.

Bajo la denominación de "Resultados Financieros y por Tenencia" se exponen en forma conjunta a) las ganancias y costos financieros en términos reales, incluyendo aquellos originados en la valuación de los créditos y pasivos a su valor presente, tal como se menciona en la nota 2.2.,

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b) los resultados por tenencia de bienes de cambio e insumos en términos reales y c) el efecto de la inflación general, sobre los activos y pasivos monetarios, discriminados en los generados por activos y por pasivos, de acuerdo al siguiente detalle:

Conceptos	(Ganancia) Pérdida	
	30/09/2003	30/09/2002
Resultados Financieros y por Tenencia Generados por Activos		
- Intereses y Diferencias de Cambio	(1.568.401)	7.536.739
- Intereses Implícitos en Créditos	(3.311.989)	(4.895.652)
- Resultado por Tenencia de Bienes de Cambio	6.590.531	12.229.928
- Resultado por Tenencia de Almacenes y Envases	(128.255)	2.375.834
- Resultado por Exposición al cambio en el poder adquisitivo de la moneda	-	18.923.322
TOTAL GENERADO POR ACTIVOS	1.581.886	36.170.171
Resultados Financieros y por Tenencia Generados por Pasivos		
- Intereses y Diferencias de Cambio	31.964.697	(39.601.694)
- Intereses Implícitos en Deudas	4.669.941	6.778.787
- Resultado por Exposición al cambio en el poder adquisitivo de la moneda	-	(23.122.406)
TOTAL GENERADO POR PASIVOS	36.634.638	(55.945.313)

La Resolución General N° 398 de la CNV admite, como tratamiento de excepción, que las diferencias de cambio originadas a partir del 6 de enero de 2002 correspondientes a pasivos en moneda extranjera existentes a dicha fecha, se imputen a los valores de costo de los activos adquiridos en la medida que se cumplan una serie de condiciones, y sea directa la relación entre la financiación y la adquisición de ciertos activos que califican para recibir la imputación de las diferencias de cambio. En los casos en que la relación entre la financiación y la adquisición de los activos que califican, no sea directa, dichas diferencias de cambio también podrán imputarse, bajo ciertas condiciones, a los valores de costo de dichos activos.

Al 30 de junio de 2002, la Sociedad Cooperativa había hecho uso de la opción establecida por la mencionada Resolución, activando en sus bienes de uso las diferencias de cambio originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 vinculadas tanto en forma directa como indirecta con dichos bienes de uso. De acuerdo a lo mencionado, los bienes de uso a dicha fecha incluían diferencias de cambio acumuladas, netas de depreciación, por 182.182.492.

Durante el ejercicio finalizado el 30 de junio de 2003, la Sociedad Cooperativa modificó el criterio utilizado a fin de activar en sus bienes de uso diferencias de cambio, adoptando el criterio de activar sólo aquellas originadas en pasivos en moneda extranjera existentes al 6 de enero de 2002 cuya vinculación con la financiación de bienes de uso fuera directa, en línea con lo admitido por la Resolución General N° 398 de la C.N.V. y la Resolución MD 3/02 de C.P.C.E.C.A.B.A. Este cambio de criterio se ha implementado para una mejor exposición de la información sobre los resultados financieros de cada ejercico o período, considerando la evolución de las variables macroeconómicas (evolución de la inflación y el tipo de cambio). El mencionado cambio de criterio fue registrado en forma retroactiva al 30 de junio de 2002 por 125.535.187, tal como se mencionó en la nota 2.12., e implicó el incremento de la ganancia neta y de los resultados financieros por el período finalizado el 30 de septiembre de 2002, que se presentan con fines comparativos, por 41.506.557

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Al 30 de Setiembre de 2003, los bienes de uso de la Sociedad Cooperativa incluyen diferencias de cambio acumuladas, netas de depreciación, por un importe de 16.107.270 (14.017.067 al 30 de junio de 2003), que excede los valores ajustados por inflación de dichos activos. El Anexo G incluye los pasivos en moneda extranjera existentes al 6 de enero de 2002 que financiaron dichos activos y que se mantienen a la fecha de cierre del presente período.

Durante el período de tres meses finalizado el 30 de septiembre de 2003, la Sociedad Cooperativa ha incrementado el rubro bienes de uso e imputado a resultados diferencias de cambio por un importe de 2.090.203 debido al efecto del incremento del tipo de cambio respecto del cierre al 30 de junio de 2003 y a la depreciación de los bienes de uso en el período. Durante el período de tres meses terminado el 30 de septiembre de 2002, hubo una disminución de bienes de uso y una pérdida imputada al resultado de ese período de 17.157.168, debido a la disminución del tipo de cambio respecto del cierre al 30 de junio de 2002, el efecto del reconocimiento de la inflación del período y a la depreciación de los bienes de uso en ese período.

Por otra parte y de acuerdo con las normas vigentes del I.N.A.E.S., la Sociedad Cooperativa expone el Estado de Resultados clasificado en "rubros de explotación" y "operaciones con no asociados", de acuerdo con los siguientes criterios:

- Las ventas se asignan en forma directa, en función de las unidades y precios comercializados en cada caso.
- Los costos directos, por definición, se imputan a cada uno de los productos involucrados en cada rubro.
- Los costos indirectos se prorratean de acuerdo a diversos criterios que, en general, se relacionan con el nivel de actividad afectado para cada producto.

2.13. CONCILIACION ENTRE EL EFECTIVO Y SUS EQUIVALENTES UTILIZADOS EN EL ESTADO DE FLUJO DE EFECTIVO Y EN EL ESTADO DE SITUACIÓN PATRIMONIAL

El efectivo y sus equivalentes utilizados por la Sociedad Cooperativa en el Estado de flujo de efectivo al cierre de cada período corresponden a las disponibilidades en caja y bancos y las inversiones transitorias con un plazo de vencimiento no mayor a los tres meses. La diferencia con el efectivo y sus equivalentes expuestos en el Estado de situación patrimonial a dichas fechas corresponde a depósitos a plazo fijo cuyo vencimiento opera dentro de los tres meses siguientes a la fecha de cierre de cada período. La conciliación se expone a continuación:

Conceptos	30/09/2003	30/09/2002
Efectivo y equivalentes utilizados el estado de flujo de efectivo	12.352.356	7.237.583
Depósitos a plazo fijo	864	2.164.066
Efectivo y equivalentes en el estado de situación patrimonial	12.351.492	5.073.517

3. INFORMACIÓN POR SEGMENTOS

Los segmentos de negocio identificados corresponden a la Sociedad Cooperativa sobre bases consolidadas, puesto que a dicho nivel se agregan negocios de variada naturaleza, dentro de las cuales predomina como segmento principal el lácteo. La información relacionada con los mismos requerida por la Resolución Técnica N° 18 de la F.A.C.P.C.E., será incluida en los estados contables correspondientes a cada uno de los cierres anuales en los que, tal como es

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mencionado en la nota 1.3., la Sociedad Cooperativa presenta información consolidada con sus sociedades controladas.

Por otro lado, la Sociedad Cooperativa no ha identificado la existencia de segmentos de negocio que deban ser informados en sus estados contables individuales. Su negocio opera principalmente en el segmento lácteo no siendo significativo el efecto de ninguna actividad adicional no relacionada con el mismo. La estructura industrial, comercial, financiera y administrativa opera el negocio lácteo en su conjunto, sin diferenciar recursos en forma específica a líneas de producto o zona geográfica de venta, no existiendo por lo tanto componentes distinguibles dentro de las operaciones de la Sociedad Cooperativa. No obstante ello, se detalla a continuación el total de ventas por línea de producto y por mercado, de manera de brindar información relacionada con la composición de las ventas incluidas en el estado de resultados de la Sociedad Cooperativa al 30 de septiembre de 2003 y 2002.

- Ventas por línea de producto:

Línea de Producto	Al 30/9/03	Al 30/9/02
Manteca	17.610.049	20.710.805
Crema	13.504.667	9.581.807
Quesos	71.892.742	71.733.923
Leche En Polvo	62.475.556	67.477.152
Leche UAT Blanca	32.693.689	35.996.193
Leche Refrigerada	35.918.997	27.974.961
Otros	36.813.041	23.245.523
Subtotal	270.908.741	256.720.364
Reembolsos de exportación	1.515.111	3.513.350
Total de ventas brutas	272.423.852	260.233.714

- Ventas por mercado:

Mercado	Al 30/9/03	Al 30/9/02
Mercado interno	233.430.282	177.488.958
Mercado externo	37.478.459	79.231.406
Subtotal	270.908.741	256.720.364
Reembolsos de exportación	1.515.111	3.513.350
Total de ventas brutas	272.423.852	260.233.714

4. EVOLUCIÓN DE LA CUENTA AJUSTE DEL CAPITAL

Saldo al 30 de junio de 1993				25.086.588
Capitalización dispuesta por Asamblea General		Aumento del Ejercicio		
Fecha	Importe	Finalizado en el año	Importe	
29/10/1993	(2.494.408)	-	-	(2.494.408)
30/09/1994	(310.612)	1994	310.612	-
29/09/1995	(9.785.985)	1995	9.739.384	(46.601)
27/09/1996	(603.228)	1996	603.228	-
27/09/2002	(110.388.274)	2002	113.027.788	2.639.514
26/07/2003	(12.483.582)	2003	12.483.582	-
Saldo al 30 de septiembre de 2003				25.185.093

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5. APERTURA DE COLOCACIONES DE FONDOS, CREDITOS Y PASIVOS

Plazo	Colocaciones De Fondos	Créditos (1)	Pasivos: Deudas Financieras (2) (5)	Pasivos: Otras Deudas (3)
Sin Plazo		73.342.164	802.699	6.796.819
Con Plazo				
- Vencido:				
Hasta tres meses	-	14.436.421	40.526.182	17.639.657
De tres a seis meses	-	4.907.933	49.905.318	2.436.980
De seis a nueve meses	-	4.481.503	31.003.605	269.401
De nueve a doce meses	-	7.870.532	74.329.999	172.103
De uno a dos años	-	15.310.930	80.120.846	284.147
De dos a tres años	-	-	-	816.294
De tres a cuatro años	-	-	-	11.717
Más de cuatro años	-	448.353	-	204.859
Total vencido	-	47.455.673	275.885.950	21.835.157
- A Vencer				
Hasta tres meses	864	113.060.079	51.681.936	134.971.822
De tres a seis meses	-	398.560	112.369.649	6.575.099
De seis a nueve meses	-	286.886	3.643.750	6.813.177
De nueve a doce meses	-	240.424	-	14.834.855
De uno a dos años	-	2.145.469	65.587.500	19.154.927
De dos a tres años	-	366.784	-	14.584.839
De tres a cuatro años	-	336.453	-	12.421.416
Más de cuatro años	-	-	-	34.662.532
Total a vencer	864	116.834.656	233.282.835	244.018.667
Total con plazo	864	164.290.329	509.168.785	265.853.825
Total	864	237.632.493	509.971.484	272.650.643
			(4)	

(1) Incluye los créditos por ventas corrientes y otros créditos corrientes y no corrientes, excluídas las previsiones para deudores incobrables. No devengan intereses explícitos.

(2) Incluye las deudas bancarias y financieras.

(3) Incluye el pasivo total excluidas las deudas bancarias y financieras y las previsiones. Aproximadamente el 22 % devenga intereses explícitos a una tasa promedio del 0,46 % mensual.

(4) La tasa explícita de interés promedio ponderada variable de las deudas financieras asciende a 0,69 % mensual.

(5) La Sociedad Cooperativa ha clasificado dentro de las categorías a vencer, de acuerdo a las pautas originales de los contratos firmados, el préstamo de las FRN, el préstamo de la IFC y otros préstamos menores en los que se han generado incumplimientos en el pago de ciertas cuotas de capital e interés, teniendo en cuenta el éxito que se espera en las negociaciones actualmente en proceso con los acreedores a fin de establecer un nuevo calendario de pago.

6. BIENES DE DISPONIBILIDAD RESTRINGIDA Y GARANTÍAS OTORGADAS

La Sociedad Cooperativa tiene, al 30 de septiembre de 2003 y al 30 de junio de 2003 maquinarias, inmuebles, mercadería y marcas, gravados con derechos reales por un importe de 328.263.419 y 332.940.346, respectivamente, en garantía de pasivos financieros y comerciales por 394.552.622 y 381.798.620, respectivamente.

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Los bienes en garantía y su valor de libros a dichas fechas son los siguientes:

Conceptos	Valor de Libros 30/09/2003	30/06/2003
Maquinarias prendadas	138.792.671	141.487.023
Inmuebles hipotecados	132.836.858	134.233.479
Mercadería prendada y warrants constituidos	56.511.732	57.093.820
Marcas prendadas	122.158	126.024
Total	328.263.419	332.940.346

Asimismo, la Sociedad Cooperativa en su carácter de accionista de Arla Foods Ingredients S.A. ha otorgado garantías sobre una deuda de dicha sociedad contraída con The Investment Fund for Emerging Markets (IFV) por un monto de US$ 4.000.000 más los correspondientes intereses. Asimismo, ha celebrado un Project Fund Agreement juntamente con Arla Foods A.M.B.A., DEG, Rabobank Netherlands branch y Rabobank New York, por el cual los accionistas de Arla Foods Ingredients S.A. se comprometían a depositar los fondos necesarios para concretar el proyecto de construcción y puesta en marcha de la planta procesadora de suero. En garantía del cumplimiento de las obligaciones asumidas, los accionistas de dicha sociedad celebraron un contrato de prenda en primer grado sobre las acciones de la mencionada sociedad.

Por último, en la nota 14 se describen las características de las garantías otorgadas por la Sociedad Cooperativa, en relación con ciertos préstamos otorgados a las cooperativas primarias.

7. OPERACIONES CON ENTIDADES CONTROLADAS Y PARTES RELACIONADAS

Los saldos al 30 de septiembre de 2003 y 30 de junio de 2003 con las entidades controladas incluidas en el Anexo C son los siguientes:

Entidades	Créditos Comerciales	Otros Créditos Corrientes	Otros Créditos No Corrientes	Total del activo	Deudas Comerciales Corrientes	Otras Deudas Corrientes	Total del pasivo
El Hornero S.C.	-	13.383.950	-	13.383.950	-	-	-
Coop Publicidad S.C.	-	80.775	-	80.775	(58.140)	-	(58.140)
Amplicampo Inversora S.A.	-	-	8.197.111	8.197.111	-	-	-
Sodecar S.A.	-	37.465		37.465	(2.309.007)	-	(2.309.007)
Integral Insumos S.C.	-	770.571	-	770.571	(260.320)	(10.896)	(271.216)
SanCor Do Brasil Productos Alimenticios Ltda.	16.567.806	-	-	16.567.806	-	-	-
SanCor México S.A. de CV	-	-	-	-	-	(10.663)	(10.663)
SanCor Dairy Corp.	24.615	87.723	-	112.339	-	-	-
Arla Foods Ingredients S.A.	617.194	1.794.174	-	2.411.368	(1.489.786)	(699.600)	(2.189.386)
San Marco S.A.	326.473	-	4.869.309	5.195.781	(1.186.997)	-	(1.186.997)
Aproagro S.A.	113.695	1.085.101	-	1.198.796	(2.450.379)	-	(2.450.379)
Total 30/9/2003	17.649.784	17.239.758	13.066.420	47.955.962	(7.754.630)	(721.159)	(8.475.789)
Total 30/6/2003	19.325.578	14.818.457	17.012.564	51.156.599	(11.692.489)	(93.998)	(11.786.487)

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Las operaciones realizadas durante los períodos finalizados el 30 de septiembre de 2003 y 2002 con las entidades controladas incluidas en el Anexo C son las siguientes:

Entidades	Venta de bienes y servicios	Comisiones y bonificaciones	Compra de productos	Gastos de Adm. y Comerc.
Coop Publicidad S.C.	-	(25.527)	-	-
Sodecar S.A.	-	10.877	-	-
Integral Insumos S.C.	11.526	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	1.794.896	-	-	-
Arla Foods Ingredients S.A.	812.136	54.883	105.684	68.723
San Marco S.A.	-	(296.454)	424.816	-
Aproagro S.A.	325.568	-	-	715.681
Total 30/09/2003	2.944.126	(256.221)	530.500	784.404
Total 30/09/2002	16.802.691	260.831	-	564.901

La Sociedad cooperativa adquiere casi la totalidad de su materia prima a las cooperativas primarias asociadas. Adicionalmente, el Consejo de Administración y la Comisión Fiscalizadora están integrados por individuos que forman parte de los cuerpos de dirección de ciertas cooperativas primarias asociadas. Estos últimos son elegidos en Asamblea General mediante mecanismos establecidos por los estatutos sociales, los que básicamente consisten en el consenso de la mayoría de las cooperativas primarias asociadas. Sin embargo, dichas cooperativas primarias asociadas no son consideradas "partes relacionadas" en los términos de la sección 3 de la Resolución Técnica N° 21, ya que ninguna de las cooperativas primarias asociadas puede en forma individual y en los términos de la precitada norma contable ejercer el control o tener influencia significativa en las decisiones de la Sociedad Cooperativa.

8. RESTRICCIÓN A LA DISTRIBUCIÓN DE RESULTADOS DEL EJERCICIO

De acuerdo con las disposiciones del artículo 42 de la Ley 20.337, los resultados derivados de participaciones en inversiones permanentes y de los otros ingresos y egresos neto, más los resultados positivos de las operaciones con no asociados, deberán destinarse a la cuenta "Reserva Especial (art. 42 Ley 20.337)".

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9. OTROS GASTOS

La composición de los otros gastos al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida) 30/09/2003	30/09/2002
Capacidad de planta ociosa	(2.374.344)	-
Impuesto a los débitos y créditos bancarios	(2.951.392)	(1.606.629)
Desvalorización de bonos nacionales y provinciales	(142.884)	(836.494)
Servicios y obras a Cooperativas	(156.419)	(128.250)
TOTAL	(5.625.039)	(2.571.373)

10 OTROS EGRESOS NETO

La composición de los otros egresos neto al cierre de cada período es la siguiente:

Conceptos	Ganancia (Pérdida) 30/09/2003	30/09/2002
Ingresos:		
Resultado venta bienes de uso	668.980	30.123
Resultado venta almacenes y material rezago	3.904	81.468
Consignaciones	9.075	(77.131)
Egresos:		
Indemnización al personal	(1.928.813)	(456.655)
Régimen de retiro anticipado	(1.266.111)	(1.429.204)
Diversos	(892.371)	464.513
TOTAL	(3.405.336)	(1.386.886)

11. ARRENDAMIENTOS

La Sociedad Cooperativa no ha celebrado contratos de arrendamiento financiero que hayan comenzado a ejecutarse con posterioridad al primer ejercicio de aplicación de las nuevas normas contables profesionales que se mencionan en la nota 1.1., motivo por el cual ha hecho uso de la norma de transición establecida en la Resolución Técnica N° 18 y no ha modificado los criterios de valuación o exposición utilizados sobre los arrendamientos existentes en forma previa a la entrada en vigencia de dicha norma contable. Las normas contables profesionales referentes a arrendamientos serán aplicadas sobre los nuevos contratos que se celebren.

12. PRÉSTAMO DE LA INTERNATIONAL FINANCE CORPORATION

El 18 de abril de 1995 se procedió a la firma del contrato de préstamo por el cual la International Finance Corporation (I.F.C.) otorgó a SanCor C.U.L. un crédito por US$ 70 millones, el que fue destinado a la financiación parcial del plan de inversiones de la Sociedad Cooperativa aprobado para el ejercicio 1995-1999.

Las características principales del préstamo son las siguientes:

- Línea A: US$ 20 millones, pago semestral, con primera amortización en octubre de 1997 y última en abril del 2005.

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- Línea B: US$ 30 millones, pago semestral, con primera amortización en abril de 1997 y última en octubre del 2001.
- Línea C: US$ 20 millones, pago único en junio del 2005, con opción de capitalización por parte de la I.F.C. en eventuales subsidiarias o en SanCor C.U.L., para el supuesto de su transformación en una sociedad con cotización pública.

El préstamo está cubierto con garantías reales en una relación 1,5:1,0. Los intereses son calculados sobre la base de una tasa Libo más una sobretasa, excepto para la Línea C que incluye una tasa adicional mientras no se ejerza la opción mencionada.

Las cláusulas de este contrato obligan a la Sociedad Cooperativa, entre otras cosas, a mantener las garantías del préstamo y ciertas relaciones mínimas de liquidez y endeudamiento, y contar con el consentimiento previo de la I.F.C. para efectuar ciertas transacciones significativas que puedan modificar su situación patrimonial y financiera (como ser la constitución de garantías, adquisición y disposición de activos, el otorgamiento de préstamos financieros a terceros, etc.).

En el caso de mora en el pago o incumplimiento de alguna de las cláusulas antes citadas por más de 30 días, la I.F.C., previo aviso por notificación escrita a la Sociedad Cooperativa, puede, en caso de no levantarse el incumplimiento, solicitar la cancelación anticipada del saldo de deuda.

Tal como se mencionó en los estados contables presentados desde el 31 de diciembre de 2001 hasta el 30 de junio de 2003, la Sociedad Cooperativa había incumplido las relaciones mínimas de liquidez y endeudamiento y, de acuerdo a los presentes estados contables al 30 de septiembre de 2003, dicho incumplimiento continúa. Cabe mencionar que la Sociedad Cooperativa no ha sido notificada sobre los mencionados incumplimientos.

El 15 de abril del 2002, fecha en la que se produjo el vencimiento de la décima cuota del capital de la línea A por US$ 1,25 millones y de los intereses correspondientes a las líneas A y C por US$ 0,85 millones, la Sociedad Cooperativa presentó a la IFC, una propuesta de pago de la cuota de intereses en 4 pagos mensuales consecutivos y le solicitó un tiempo de espera para definir el cronograma de pago de la cuota de capital, una vez que se conozca el plan económico del Gobierno Nacional y su impacto en la evolución de la situación del país y en la Sociedad Cooperativa. La mencionada propuesta fue aceptada verbalmente por los funcionarios de la IFC, y la Sociedad Cooperativa ha realizado el pago de las mencionadas cuotas de los intereses de acuerdo con la propuesta antes realizada.

El 15 de octubre de 2002 y el 15 de abril de 2003 vencieron la décimo primera y la décimo segunda cuotas de capital de la línea A por US$ 1,25 millones cada una y de los intereses correspondientes a las líneas A y C por US$ 0,84 millones cada una. Las cuotas de capital no han sido canceladas por la Sociedad Cooperativa. Durante los meses de mayo a julio de 2003, la Sociedad Cooperativa ha pagado aproximadamente US$ 0,92 millones por intereses adeudados al 31 de octubre del 2002.

A la fecha, de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones con la I.F.C., para renegociar las cláusulas del contrato de préstamo en función al difícil escenario macroeconómico que atraviesa el país. Dicha negociación se está realizando en el marco de un proceso de reestructuración global de todos sus pasivos financieros, que incluye prórroga en los plazos de vencimientos y reducciones en las tasas de interés originalmente pactadas.

Consecuentemente, y en función de las negociaciones mencionadas precedentemente, la Sociedad Cooperativa continúa clasificando dichas deudas financieras como corrientes y no corrientes en sus estados contables al 30 de septiembre de 2003 (que a dicha fecha ascienden a U$S 6.250.000, equivalente a $ 18.218.750, como corriente y U$S 22.500.000, equivalente a $

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65.587.500, como no corriente) de acuerdo a las condiciones originales del citado contrato de préstamo.

13. OBLIGACIONES NEGOCIABLES (FLOATING RATE NOTES)

La Asamblea Ordinaria de Delegados de la Sociedad Cooperativa del 30 de septiembre de 1994 aprobó la creación del programa de emisión de obligaciones negociables (el "Programa").

Posteriormente, mediante la Asamblea Ordinaria de Delegados de fecha 24 de septiembre de 1999, dispuso un aumento a US$ 300 millones del monto del Programa mencionado, el cuál fue aprobado por la Bolsa de Comercio y la Comisión Nacional de Valores, mediante Certificado Nro. 269 del 25 de julio de 2000.

Con fecha 27 de julio de 2000 la Sociedad Cooperativa emitió la serie de obligaciones negociables denominadas "floating rate notes", por un monto de US$ 94,8 millones en el marco de su Programa para la emisión de Obligaciones Negociables previamente mencionado.

El precio de la emisión se realizó a la par, con interés variable de acuerdo a la evolución de las tasas Badlar y Libor, los pagos de interés son trimestrales (14 cuotas) a partir del 27 de octubre de 2000 y la amortización del capital se realiza en 13 cuotas, la primera semestral y las restantes trimestrales, a partir del 29 de enero de 2001.

La Sociedad Cooperativa ha garantizado la totalidad de esta serie con prendas e hipotecas reales sobre ciertos activos.

Los fondos netos recibidos de la emisión de la segunda serie de las obligaciones negociables Clase 2 por un valor nominal de US$ 19 millones, y Clase 3 por un valor nominal de US$ 75,8 millones, fueron aplicados en su totalidad, con fecha 27 de julio de 2000, a la cancelación de un préstamo puente por US$ 94,8 millones recibido el 27 de enero de 2000.

Las cláusulas del programa de emisión de las obligaciones negociables de esta serie obligan a la Sociedad Cooperativa a mantener ciertos ratios financieros mínimos, los cuales se calculan trimestralmente.

El no cumplimiento de dichos ratios o de alguna de las obligaciones adicionales establecidas en el programa mencionado por un período de más de 45 días desde el momento en que la Sociedad Cooperativa hubiera sido notificada por el Fiduciario, o desde que cualquier Tenedor hubiera notificado a la Sociedad Cooperativa y al Fiduciario, especificando dicho incumplimiento y solicitado su reparación, ubica a la Sociedad Cooperativa en situación de incumplimiento, y el Fiduciario o los Tenedores de al menos el 25 % del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Como consecuencia del incumplimiento de ciertos ratios financieros al 30 de septiembre de 2001, y anticipando los eventuales efectos que la difícil situación macroeconómica del país pudiera tener sobre este hecho, con fecha 17 de septiembre de 2001 la Sociedad Cooperativa había notificado al Fiduciario el mencionado incumplimiento, como así también su intención de convocar a una asamblea de tenedores para solicitar una dispensa en relación con el mismo y la modificación de los ratios financieros que la Sociedad Cooperativa no había podido cumplir.

El 19 de diciembre de 2001, la Sociedad Cooperativa realizó la asamblea de Tenedores, en la cual se aprobó la solicitud de dispensas respecto del incumplimiento de ciertos índices financieros y compromisos de no hacer, comprometidos al momento de la emisión de las mencionadas "floating rate notes", como así también la flexibilización de ciertos ratios y compromisos financieros con vi-

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gencia desde la fecha de la mencionada asamblea hasta los estados contables anuales al 30 de junio del 2002.

Tal como se mencionó en los estados contables presentados desde el 31 de diciembre de 2001 hasta el 30 de junio de 2003, la Sociedad Cooperativa había incumplido los ratios financieros que habían sido renegociados en la mencionada asamblea de tenedores. Al 30 de septiembre de 2003, de acuerdo con los presentes estados contables, dicho incumplimiento continúa.

El 28 de enero y el 29 de abril de 2002, la Sociedad Cooperativa, basada en una propuesta de pago presentada a los Tenedores en la que se realizó una reducción del 33% sobre la tasa vigente para ese período (29/10/2001 a 28/01/2002), efectuó pagos parciales de la cuota de interés del 28 de enero de 2002 por un total de US$ 2.583.000. Posteriormente, se efectuó una nueva propuesta de pago para la cuota de interés con vencimiento el 29 de abril de 2002, recalculando la misma en función de una tasa fija en lugar de la tasa Badlar establecida en el contrato, y ofreciendo la cancelación de este monto en cuatro cuotas mensuales y consecutivas, las que se abonaron en su totalidad. De igual modo, para la cuota de interés con vencimiento el 29 de julio de 2002, recalculada con igual procedimiento que el utilizado para la cuota con vencimiento el 29 de abril de 2002, la Sociedad Cooperativa presentó una propuesta de pago en cuatro cuotas mensuales y consecutivas a partir del mes de agosto de 2002. A la fecha de emisión de los presentes estados contables, la Sociedad Cooperativa ha abonado en término la totalidad de las cuotas mencionadas precedentemente. Los Tenedores de las mencionadas "floating rate notes" aún no han dado su aceptación formal a las propuestas de refinanciación y pago presentadas por la Sociedad Cooperativa que se mencionaron precedentemente.

Adicionalmente, la Sociedad Cooperativa ha registrado los intereses devengados en forma posterior al 29 de julio de 2002 para la Serie 2, a una tasa fija del 8,75%, representativa de la tasa de interés promedio para operaciones en dólares, en concordancia con las tasas de mercado.

Tal como se menciona en los párrafos precedentes, a efectos de registrar los intereses devengados desde el 29 de octubre de 2001 a la fecha, la Sociedad Cooperativa se ha basado en tasas razonables de mercado -compatibles con el período de transición transcurrido, hacia el acuerdo definitivo de reestructuración global de los pasivos financieros-, en lugar de hacerlo de acuerdo a las pautas acordadas en el programa de emisión de las FRN. La Sociedad Cooperativa no ha registrado al 30 de septiembre de 2003 un mayor importe, sobre la base de su expectativa de éxito en el proceso de negociaciones en curso, que incluye prórrogas en los plazos de vencimiento y reducciones a las tasas de interés originalmente pactadas.

Por otro lado, tal como lo prevé el programa, la falta de pago de cualquier suma adeudada en concepto de capital, intereses, prima o montos adeudados respecto de cualquier título se considera una causal de incumplimiento y debe ser subsanada durante un período de 5 días hábiles, período después del cual el Fiduciario o los Tenedores de al menos el 25% del valor nominal total de los títulos en circulación de cualquier clase podrán, siguiendo ciertas formalidades, declarar el vencimiento anticipado de todos los títulos de dicha clase.

Respecto de las cuotas de capital con vencimiento durante los meses de enero de 2002 a julio de 2003 por un total de US$ 38.232.840, dada la actual incertidumbre reinante en el país y las negociaciones encaradas, los tenedores han acordado verbalmente con la Sociedad Cooperativa posponer la definición de la fecha de pago de las mismas, puesto que actualmente no están dadas las condiciones para definir su cronograma de pago.

Durante los meses de mayo a julio de 2003 la Sociedad Cooperativa ha pagado US$ 2.079.700 por intereses adeudados al 31 de octubre de 2002.

A la fecha de la emisión de los presentes estados contables, la Sociedad Cooperativa continúa realizando gestiones para renegociar las cláusulas del presente contrato en función al difícil esce-

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nario macroeconómico que atraviesa el país. Dicha renegociación se está encarando en el marco de un proceso de reestructuración global de todos sus pasivos financieros, tal como se mencionó en la nota anterior.

14. INTEGRACIÓN DE CAPITAL SUSCRIPTO

La Sociedad Cooperativa tiene como criterio contable exponer los saldos pendientes de integración en el Patrimonio Cooperativo Neto, regularizando la cuenta "capital suscripto", hasta obtener evidencia objetiva de su inminente integración.

Conforme a la ley de Cooperativas las cuotas suscriptas deben ser integradas en un plazo máximo de 5 años. En junio de 2001, la Sociedad Cooperativa gestionó ante el Banco de la Nación Argentina a favor de las cooperativas asociadas, una línea de crédito por US$ 25 millones amortizable mensualmente en un plazo de 5 años, para cumplir con la integración de los aportes de capital suscriptos. La mencionada línea de préstamo fue posteriormente pesificada al tipo de cambio 1 peso por cada dólar, estando actualmente sujeta a la tasa de interés general para préstamos en pesos del Banco de la Nación Argentina.

Para garantizar el pago del mencionado préstamo, la Sociedad Cooperativa (a) retiene a las cooperativas asociadas un porcentaje de las liquidaciones por leche entregada, (b) constituyó una prenda flotante con registro en primer grado sobre los stocks de productos terminados con un margen de garantía del 150%, y (c) se constituyó en fiador solidario, liso, llano, primero y principal pagador de la obligación, renunciando a los beneficios de excusión, división e interpelación previa al deudor principal.

15. ACONTECIMIENTOS ECONÓMICOS SIGNIFICATIVOS RECIENTES Y MARCHA DE LOS NEGOCIOS EN LA ACTUAL CRISIS ECONÓMICA

a) Acontecimientos económicos significativos recientes.

Durante diciembre de 2001, el Gobierno Nacional dispuso diversas medidas de carácter monetario y de control de cambios, declaró el incumplimiento del pago de los servicios de la deuda pública y, el 6 de enero de 2002, el Congreso Nacional sancionó la ley N° 25.561 de Emergencia Pública y Reforma del Régimen Cambiario que implicó un profundo cambio del modelo económico vigente hasta ese momento y la modificación de la ley de convertibilidad vigente desde marzo de 1991, y que faculta al Poder Ejecutivo, entre otros aspectos, a sancionar medidas adicionales de carácter monetario, financiero y cambiario conducentes a superar la actual crisis económica en el mediano plazo.

Posteriormente, se emitieron diversas normas, entre ellas el Decreto N° 214/2002 (Decreto de reordenamiento del sistema financiero) que introdujeron modificaciones a la nueva normativa vigente, siendo las principales: a) la flotación del mercado de cambios en un mercado "libre" para las operaciones de comercio exterior y, con autorización previa del BCRA, las operaciones financieras; b) la pesificación de la economía, a través de la transformación en pesos de los depósitos en dólares mantenidos en instituciones financieras del país a razón de $ 1,40 por cada dólar y de todas las obligaciones expresadas en dicha moneda, contraídas al 6 de enero de 2002 en el país, al tipo de cambio de $1 por cada dólar, que se actualizarán a partir de la fecha del citado decreto (3 de febrero de 2002) por un "coeficiente de estabilización de referencia" (CER), c) la pesificación de todos los contratos privados celebrados a dicha fecha al tipo de cambio de 1 peso por dólar, d) la autorización previa del BCRA para realizar ciertas transferencias al exterior por servicios de capital e interés de préstamos financieros, e) la suspensión de los despidos sin justa causa , f) la implementación de nuevos regímenes de retención a las exportaciones de bienes primarios y manufac-

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turas de origen agrícola – ganadero y g) el establecimiento de la obligación de liquidar en el mercado de cambios, en el plazo establecido por la normativa del B.C.R.A., las cobranzas por exportaciones.

A la fecha de aprobación de estos estados contables, el Gobierno Nacional se encuentra aún analizando políticas complementarias.

Por otra parte, y como consecuencia de los cambios instrumentados, durante el año 2002 se produjo un incremento de precios internos al por mayor de aproximadamente un 118 % de acuerdo con la información del Instituto Nacional de Estadísticas y Censos (INDEC). Dicho incremento por el ejercicio finalizado el 30 de junio de 2003 ascendió aproximadamente al 9 %, y por el trimestre terminado el 30 de septiembre de 2003, fue de aproximadamente 1%.

Debido a la necesidad de obtener la previa autorización del BCRA, la Sociedad Cooperativa tiene restringida la posibilidad de realizar ciertas transferencias al exterior en concepto de pago de servicios de capital de préstamos financieros.

b) Marcha de los negocios en la actual crisis económica

El contexto económico descripto en el apartado a) precedente, ha llevado a un escenario de profunda recesión de la economía en su conjunto, con caídas significativas del consumo y de la inversión, crecimiento del desempleo y severas restricciones para el acceso al crédito.

Este contexto económico impactó en la Sociedad Cooperativa y generó una afectación de su flujo de fondos y, consecuentemente, dificultades para la cancelación de sus pasivos.

Por lo expuesto, la Sociedad Cooperativa, se encuentra en el proceso de reestructuración global de sus deudas financieras elaborando una propuesta con el propósito de obtener prórrogas en los plazos de vencimiento de sus obligaciones y reducciones en las tasas de interés. Adicionalmente, la Sociedad Cooperativa se encuentra desarrollando las estrategias a fin de adecuar sus negocios al nuevo contexto, lo que incluye también la consideración de posibles alianzas estratégicas con otras sociedades locales y del exterior, para lo cual cuenta con la aprobación de la Asamblea General Ordinaria. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa entienden que las acciones implementadas con respecto a reducción de costos y gastos y a una muy precisa selección de los negocios en función a su rentabilidad, sumado al éxito que se espera de las negociaciones mencionadas tendientes a reestructurar los pasivos, permitirán alcanzar resultados operativos positivos para comenzar a revertir la actual situación.

Teniendo en cuenta el contexto económico descripto precedentemente y su impacto en la Sociedad Cooperativa y que ciertas cuestiones podrían requerir de nuevas medidas por parte del Gobierno, a la fecha de emisión de los presentes estados contables no es posible determinar los futuros efectos que la continuación de la crisis económica puede tener sobre la situación financiera y los resultados de la Sociedad Cooperativa, incluyendo el efecto sobre las operaciones con los bancos, clientes y proveedores. Los presentes estados contables no incluyen ningún ajuste que pudiera resultar de esas incertidumbres. El Consejo de Administración y la Gerencia de la Sociedad Cooperativa se encuentra en continua evaluación de la magnitud de los impactos que podrían tener dichas medidas económicas sobre la situación patrimonial y financiera de la Sociedad Cooperativa y los resultados de sus operaciones. Los efectos relacionados serán informados en los estados contables cuando ellos sean conocidos y cuantificables.

16. HECHOS POSTERIORES

Durante el mes de octubre de 2003 un tornado afectó la zona de Chivilcoy (Provincia de Buenos Aires) produciendo daños sobre las instalaciones que la Sociedad Cooperativa posee en dicha localidad. Dicho vendaval destruyó un depósito inteligente de leche larga vida, afectando total-

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mente los productos almacenados en el mismo. La Sociedad Cooperativa en conjunto con la compañía de seguros con la que posee contratada ciertas pólizas, se encuentra evaluando la magnitud de los daños sufridos como así también cuáles serían cubiertos por los referidos seguros. Por lo mencionado, a la fecha de emisión de los presentes estados contables no es posible determinar con precisión cual ha sido el efecto de este evento sobre la situación patrimonial y los resultados de la Sociedad Cooperativa, que será incluido en los estados contables del próximo trimestre.

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NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

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MIGUEL OMAR ALTUNA
Presidente

ANEXO A

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.C. 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

EVOLUCION DE LOS BIENES DE USO POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

RUBROS	COSTO ORIGINAL MAS REVALUOS					DEPRECIACIONES				VALOR NETO RESULTANTE 30/09/2003	VALOR NETO RESULTANTE 30/06/2003
	Saldo al Comienzo del Ejercicio	Aumentos	Disminuciones	Transferencias	Saldo al Cierre del Periodo/Ejercicio	Acumuladas al Comienzo del Ejercicio	Del Periodo/Ejercicio Aumentos	Del Periodo/Ejercicio Disminuciones	Acumuladas al Cierre del Periodo/Ejercicio		
TERRENOS	13,908,844	-	(68,342)	-	13,840,502	-	-	-	-	13,840,502	13,908,844
EDIFICIOS	344,027,691	605,994	(382,771)	246,783	344,497,697	126,056,804	2,510,608	(100,087)	128,467,325	216,030,372	217,970,887
CERCOS E INSTALACIONES	29,105,937	37,861	(137,984)	143,297	29,149,111	12,272,785	276,682	(2,233)	12,547,234	16,601,877	16,833,152
MAQ. E INSTALACIONES	621,827,167	978,044	(733,512)	297,906	622,369,605	397,281,099	6,719,732	(765,856)	403,234,975	219,134,630	224,546,068
HERRAMIENTAS EN USO	1,161,469	124	(3,819)	-	1,157,774	1,096,007	10,199	(3,615)	1,102,591	55,183	65,462
MUEBLES Y UTILES	17,849,131	22,159	(47,564)	-	17,823,726	13,968,839	249,614	(45,994)	14,172,459	3,651,267	3,880,292
RODADOS	6,676,730	-	(412)	-	6,676,318	3,322,291	93,279	(411)	3,415,159	3,261,159	3,354,439
EQ. COMPUTACION PROPIOS	10,859,846	39,237	(31,063)	(5,357)	10,862,663	10,272,041	218,642	(30,995)	10,459,688	402,975	587,805
BIENES DE USO EN COMODATO	251,606	-	(102,744)	-	148,862	98,783	4,770	(31,041)	72,512	76,350	152,823
EQ.DE COMP. EN COMODATO	197,769	367	-	5,357	203,493	195,193	524	-	195,717	7,776	2,576
BIENES DE USO EN LEASING	10,487,616	14,308	-	-	10,501,924	5,386,637	248,854	-	5,635,491	4,866,433	5,100,979
BIENES DE USO EN LEASING ROD.	1,209,095	-	-	-	1,209,095	408,925	43,215	-	452,140	756,955	800,170
MAQ.LEY 24402 Y RES.502/95	77,032,103	493,085	-	-	77,525,188	41,299,850	1,350,380	-	42,650,230	34,874,958	35,732,253
OBRAS EN CURSO	1,663,164	607,258	(72,104)	(687,986)	1,510,332	-	-	-	-	1,510,332	1,663,164
BIENES DE USO RESOL. 502/95	20,247,975	-	-	-	20,247,975	10,134,260	517,860	-	10,652,120	9,595,855	10,113,715
TOTALES AL 30/09/2003	1,156,506,143	2,798,437	(1,580,315)	-	1,157,724,265	621,793,514	12,244,359	(980,232)	633,057,641	524,666,624	
TOTALES AL 30/06/2003	1,203,424,838	5,160,418	(52,079,113)	-	1,156,506,143	575,202,617	50,662,076	(4,071,179)	621,793,514		534,712,629
			(A)		(C)		(B)	(A)			

(A) - Incluye 53.062 y 1.927.070 al 30 de septiembre de 2003 y 30 de junio de 2003, respectivamente, de Desafectación de la Reserva Revaluo Técnico por Bajas del Período.

(B) - Incluye 2.433.881 y 11.352.773 al 30 de septiembre de 2003 y 30 de junio de 2003, respectivamente, de Mayor Amortización Técnica.

(C) - Al 30 de Septiembre de 2003 y al 30 de Junio 2003 el saldo de bienes de uso incluye diferencias de cambio acumuladas por un importe de 16.107.270 y 14.017.067, respectivamente. Durante el período de tres meses finalizado el 30 de Septiembre de 2003, la Sociedad Cooperativa ha incrementado el rubro bienes de uso e imputado a resultados diferencias de cambio, netas de la depreciación correspondiente a las mismas, de acuerdo con lo que dispone la Resolución General N° 398 de la C.N.V. El mencionado incremento ha sido incluido dentro de las altas del período y asciende a 2.090.203.

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA

ANEXO B

DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

EVOLUCION DE LOS ACTIVOS INTANGIBLES POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2003
COMPARATIVO CON EL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2.)

CUENTA PRINCIPAL	Saldo al Comienzo del Ejercicio	Aumentos	Saldo al Cierre del Período/Ejercicio	Amortización Acumulada			NETO RESULTANTE
				Acumuladas al Comienzo del Ejercicio	Del Período/Ejercicio Monto	Acumuladas al Cierre del Período/Ejercicio	
MARCAS DE FABRICA	4,984,358	66,217	5,050,575	2,799,181	75,488	2,874,669	2,175,906
TOTALES AL 30/09/2003	4,984,358	66,217	5,050,575	2,799,181	75,488	2,874,669	2,175,906
TOTALES AL 30/06/2003	4,521,906	462,452	4,984,358	2,522,596	276,585	2,799,181	2,185,177

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

INVERSIONES BANCARIAS, EN ACCIONES, OTROS VALORES NEGOCIABLES Y PARTICIPACION EN OTRAS SOCIEDADES AL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON EL EJERCICIO ANTERIOR
(Expresado en Pesos - Nota 1.2.)

Emisor y características de los valores	30/09/2003 Clase	30/09/2003 Valor Nominal	30/09/2003 Cantidad	30/09/2003 Valor de Libros	30/06/2003 Valor de Libros	Información sobre el emisor – Último balance: Actividad	Fecha	Capital Social	Resultado	Patrimonio Neto	Porcentaje Directo	Porcentaje Indirecto
Inversiones corrientes												
Inversiones bancarias y plazos fijos	-	-	-	864	15,724	-	-	-	-	-	-	-
Total de Inversiones corrientes	-	-	-	864	15,724	-	-	-	-	-	-	-
Inversiones No Corrientes												
El Hornero S.C. (1)	-	-	-	8,585,949	8,585,949	Ind.y Comerc. de Productos Alimenticios	06-2003	310,000	(1,637,672)	8,629,093	99.50%	99.50%
Coop Publicidad S.C.	-	-	-	-	-	Agencia de Publicidad	06-2003	1	(143,763)	(76,653)	90.00%	99.95%
Amplicampo Inversora S.A.	A / B	1.00	412,205	9,310,296	9,310,296	Servicios de financiación y actividades financieras	06-2003	433,900	(3,551,196)	9,800,312	95.00%	95.00%
SanCor Do Brasil Productos Alimenticios Ltda. (1)	-	-	-	-	-	Imp. y comerc. de Productos Alimenticios	06-2003	10,957,742	(12,070,274)	(12,979,640)	92.00%	99.96%
Integral Insumos S.C. (1) (2)	-	-	-	11.658,799	11,658,799	Provisión de insumos para la actividad agropecuaria y agroindustrial	06-2003	440,000	(7,713,196)	11,896,734	98.00%	99.99%
SanCor Mexico	-	-	-	6,641	6,641	Industrialización y comercialización de productos alimenticios	12-2002	6,383	1,646	6,939	95.00%	99.98%
Sodecar S.A.	A	100.00	77,618	10,290,734	10,290,734	Elaboración de fiambres, chacinados y otros	06-2003	15,523,600	(3,809,264)	20,581,467	50.00%	63.45%
Arla Foods Ingredients S.A. (1)	-	1,000.00	13,806	41,589,267	41,589,267	Elaboración y venta de productos derivados del suero de queso	06-2003	27,612,000	4,825,240	83,178,534	50.00%	50.00%
SanCor Dairy Corporation	-	1.00	10,000	-	-	Imp. y comerc. de Productos Alimenticios	06-2003	10,000	84,381	(4,247)	100.00%	100.00%
Aproagro S.A. (3)	-	-	-	-	-	Provisión de insumos para la actividad agropecuaria y serv. informáticos	06-2003	5,012,000	(697,368)	7,392,754	-	95.00%
Nobleplus S.A. (3)	-	-	-	-	-	Ind.y Comerc. de Productos Alimenticios	06-2003	273,051	(49,487)	61,826	-	99.98%
San Marco S.A. (3)	-	-	-	-	-	Elaboración y Comercialización de productos lácteos	06-2003	11,000,000	(1,615,089)	20,438,000	-	99.50%
Acciones de Cooperativas	-	-	-	3,427,223	3,241,042	-	-	-	-	-	-	-
TC/CAP Fideicomiso Financiero	Titulos de Deuda Fiduciaria	USD 1	3,781,200	11,850,220	11,404,837	-	-	-	-	-	-	-
Otras	-	-	-	159,559	159,559	-	-	-	-	-	-	-
Llave de Negocio	-	-	-	4,660,785	4,722,930	-	-	-	-	-	-	-
Total de Inversiones no corrientes	-	-	-	101,539,473	100,970,054							
Otros Pasivos por Inversiones												
SanCor Dairy Corporation	-	-	-	(4,247)	(4,247)	-	-	-	-	-	-	-
SanCor Do Brasil Productos Alimenticios Ltda.	-	-	-	(9,185,685)	(11,941,269)	-	-	-	-	-	-	-
Coop Publicidad S.C.	-	-	-	(68,988)	(68,988)	-	-	-	-	-	-	-
Total de Otros Pasivos por Inversiones	-	-	-	(9,258,920)	(12,014,504)							

(1) Durante el período finalizado el 30 de septiembre de 2003 y el ejercicio cerrado en junio de 2003 se efectuaron aportes de capital en Integral Insumos S.C. por 19.964.942 (junio 2003), Arla Foods Ingredients S.A. por 1.608.074 (junio 2003) y SanCor Do Brasil Productos Alimenticios Ltda. por 2.755.584 y 1.283.400.

(2) Integral Insumos S.C. cedió créditos para la constitución de fideicomisos financieros, cuyo monto a vencer al 30 de junio de 2003 asciende a 4.326.490, asumiendo sobre ellos garantía solidaria e irrestricta del cumplimiento en tiempo y forma de los flujos de fondos y demás obligaciones de pago correspondientes a los deudores. *El vencimiento de dichos créditos se produce* en su totalidad en el presente ejercicio.

(3) Dichas Sociedades son controladas por Amplicampo Inversora S.A., Integral Insumos S.C. y El Hornero S.C., respectivamente.

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

EVOLUCION DE LAS PREVISIONES, RESERVAS Y FONDOS POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2003

(Expresado en Pesos - Nota 1.2)

RUBROS	SALDOS AL COMIENZO DEL EJERCICIO	DISMINU-CIONES	AUMENTOS	SALDOS AL CIERRE DEL PERIODO	REFERENCIAS SOBRE DISMINUCIONES	REFERENCIAS SOBRE AUMENTOS
PREVISIONES						
Deducidas del Activo:						
Para Cuentas Incobrables	41,307,060	172,540	1,500,000	42,634,520	Consumo	Análisis individual de recuperabilidad
Para Obsolescencia	961,874	51,003	107,333	1,018,204	Consumo	Items de lenta rotación e improbable utilización
	42,268,934	223,543	1,607,333	43,652,724		
Incluidas en el Pasivo:						
Previsión para Juicios	14,354,415	431,096	671,343	14,594,662	Absorción por acuerdos extrajudiciales	Cálculo sobre litigios laborales según informes de los letrados
	14,354,415	431,096	671,343	14,594,662		
TOTAL	56,623,349	654,639	2,278,676	58,247,386		
RESERVAS Y FONDOS						
Legal	2,811,646	-	-	2,811,646		
Acción Asist. y Laboral	3,045	-	22	3,067		Intereses y recuperos de préstamos al personal
Especial (Art. 42 Ley 20.337)	12,995,113	20,000	5,605,329	18,580,442	Movimiento de Cooperativas	Recomposición con resultado ejercicio 02/03
Revalúo Técnico	205,633,259	2,486,943	-	203,146,316	Desafectación por depreciación y bajas de Bienes de Uso	
TOTAL	221,443,063	2,506,943	5,605,351	224,541,471		

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA — ANEXO F
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

COSTO DE LAS MERCADERIAS VENDIDAS POR EL PERIODO DE TRES MESES TERMINADO

EL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

RUBROS	30/09/2003	30/09/2002
Existencia al Comienzo del Ejercicio		
Productos Terminados	70,084,361	94,055,212
Compras y Costos de Producción		
Compras y Gastos de Fabricación (Anexo H)	214,040,447	191,433,649
Subtotal	284,124,808	285,488,861
Menos:		
Resultados por Tenencia (Nota 2.12)	6,590,531	12,229,928
Existencia Final de Productos Terminados	68,210,824	80,847,688
Intereses Implícitos en Compras	3,458,800	6,725,009
Costo de las Mercaderías Vendidas	205,864,653	185,686,236

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

ANEXO G

ACTIVOS Y PASIVOS EN MONEDA EXTRANJERA AL 30 DE SETIEMBRE DE 2003

COMPARATIVO CON EL EJERCICIO ANTERIOR

(Expresado en Pesos - Nota 1.2.)

Rubros	30/09/2003			30/06/2003	
	Monto y clase de la moneda extranjera	Cambio Vigente	Monto en moneda local	Monto y clase de la moneda extranjera	Monto en moneda local
ACTIVO					
ACTIVO CORRIENTE					
CAJA Y BANCOS	37,404 USD	2.81500	105,293	1,050,411 USD	2,836,109
	2,297 BRL	0.98118	2,254	1,741 BRL	1,633
	22,000 ITL	0.00170	37	22,000 ITL	35
	900 FRF	0.50086	451	900 FRF	428
	265 DEM	1.67981	445	265 DEM	418
	7,000 ESP	0.01975	138	7,000 ESP	130
	1,062 DKK	0.44221	470	1,062 DKK	446
	140 SZL	2.11879	297	140 SZL	280
	43,330 CLP	0.00443	192	43,330 CLP	167
	2,403 UYU	0.10391	250	1,809 UYU	190
	125 GBP	4.75648	595	125 GBP	557
	262 EUR	3.27830	858	262 EUR	806
CREDITOS POR VENTAS (1)	17,772,969 USD	2.81500	50,030,908	14,319,726 USD	38,663,260
OTROS CREDITOS	1,333,031 USD	2.81500	3,752,480	544,090 USD	1,469,043
TOTAL			**53,894,668**		**42,973,502**
ACTIVO NO CORRIENTE					
INVERSIONES	4,209,670 USD	2.81500	11,850,220	4,224,014 USD	11,404,837
TOTAL			**11,850,220**		**11,404,837**
PASIVO					
PASIVO CORRIENTE					
PROVEEDORES	3,825,345 USD	2.91500	11,150,882	3,585,076 USD	10,038,213
PROVEEDORES DEL EXTERIOR	1,037,488 USD	2.91500	3,024,278	586,039 USD	1,640,910
	31,283 EUR	3.27830	102,555	205,200 FRF	101,512
ANTICIPO DE CLIENTES	1,288,215 USD	2.91500	3,755,148	2,884,421 USD	8,076,379
DEUDAS FINANCIERAS	137,189,922 USD	2.91500	399,908,623	137,063,308 USD	383,777,262
OTRAS DEUDAS	1,698,245 USD	2.91500	4,950,384	809,344 USD	2,266,162
TOTAL			**422,891,870**		**405,900,438**
PASIVO NO CORRIENTE					
PROVEEDORES	7,215,316 USD	2.91500	21,032,645	7,994,360 USD	22,384,209
ANTICIPO DE CLIENTES	2,999,678 USD	2.91500	8,744,060	3,758,732 USD	10,524,450
DEUDAS FINANCIERAS	22,500,000 USD	2.91500	65,587,500	22,500,000 USD	63,000,000
TOTAL			**95,364,205**		**95,908,659**

(1) Neto de la previsión para cuentas incobrables nominadas en moneda extranera. No incluye reintegros a cobrar por factor de convergencia, los que fueron pesificados por decreto del Gobierno Nacional.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.

C.P.C.E.C.A.B.A. T° 1 - F° 13

NÉSTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

DENOMINACION DE LA COOPERATIVA: SANCOR COOPERATIVAS UNIDAS LIMITADA — ANEXO H
DOMICILIO LEGAL: Tte. Gral. Richieri Nro 15 - Sunchales (Pcia. de Santa Fe)
ACTIVIDAD PRINCIPAL: Elaboración y Comercialización de Productos Lácteos
NUMERO MATRICULA: I.N.A.E.S 772 - EJERCICIO SOCIAL Nro. 64 - Iniciado el 1 de Julio de 2003

COMPRAS Y GASTOS DE FABRICACION, ADMINISTRACION Y COMERCIALIZACION

POR EL PERIODO DE TRES MESES TERMINADO EL 30 DE SEPTIEMBRE DE 2003 COMPARATIVO CON EL MISMO PERIODO DEL EJERCICIO A

(Expresado en Pesos - Nota 1.2.)

Rubros	30/09/2003				30/09/2002
	Compras y gastos de fabricación	Gastos de Administración	Gastos de Comercialización	Total	Total
Materia prima	142,066,390	-	-	142,066,390	115,861,555
Mano de Obra	15,283,623	2,331,935	5,809,930	23,425,488	23,934,327
Fletes y Traslados	6,800,408	575,306	11,162,104	18,537,818	14,055,675
Envases y Embalajes	21,166,729	-	93,773	21,260,502	27,473,678
Deudores Incobrables	-	-	1,500,000	1,500,000	1,542,326
Depreciación de Bienes de Uso (1)	9,092,720	139,251	578,507	9,810,478	10,000,702
Conservación de Bienes de Uso	2,486,876	37,265	139,444	2,663,585	2,019,745
Combustible y Energía Eléctrica	3,686,921	35,882	126,834	3,849,637	4,836,694
Publicidad, Promoción y Otros	162	70,357	4,183,108	4,253,627	5,577,089
Impuestos y Tasas	4,043,718	37,319	5,221,391	9,302,428	8,271,133
Otros Servicios	393,660	360,651	865,280	1,619,591	1,951,687
Servicios Contratados a 3°	3,745,573	231,336	3,294,057	7,270,966	6,005,353
Otros	5,273,667	548,275	4,066,431	9,888,373	13,522,532
Total 2003	214,040,447	4,367,577	37,040,859	255,448,883	-
Total 2002	191,433,649	3,852,973	39,765,873	-	235,052,495

(1) Neto de desafectación de la Reserva por Revalúo Técnico de Bienes de Uso.

Firmado a efectos de su identificación
con nuestro informe de fecha 07-11-2003
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 - F° 13

NESTOR JUAN GARETTO
Presidente Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T° 162 - F° 187

MIGUEL OMAR ALTUNA
Presidente

Reseña Informativa por el período de tres meses finalizado el 30 de septiembre de 2003

(Comparativa con el mismo período de los cuatro ejercicios anteriores)

1) Actividades desarrolladas por la entidad: (*)

- *El nivel de producción, medido en términos de la leche recibida para su procesamiento, mantuvo la tendencia declinante evidenciada en los últimos ejercicios económicos.*
- *Las ventas totales, en volumen, acompañaron la disminución señalada respecto al nivel de la producción, lo que permitió mantener la inmovilización en inventarios de productos terminados en niveles relativamente bajos. Fundamentalmente el ajuste del nivel de actividad repercutió en la actividad de exportación, ya que en el mercado local se colocaron volúmenes incrementales respecto al año precedente.*
- *El resultado operativo fue deficitario, influenciado fuertemente por el comportamiento del tipo de cambio en el trimestre (devaluación del peso) que incidió en los costos del financiamiento.*
- *Se continuó avanzando en el ajuste de algunas estructuras, orientados al mejoramiento de la eficiencia organizacional.*
- *La variación que expone la estructura patrimonial y financiera respecto de los mismos períodos de ejercicios anteriores refleja el acomodamiento de la empresa al actual nivel de actividad y el fuerte impacto de la variación del tipo de cambio sobre los pasivos financieros contraídos en moneda extranjera.*

2) Estructura Patrimonial Comparativa (en pesos):

	2003	2002	2001	2000	1999
Activo Corriente	292.079.367	354.487.284	632.599.166	630.374.206	580.721.795
Activo no Corriente	661.867.243	762.826.209	844.359.061	778.185.539	813.132.371
Total	953.946.610	1.117.313.493	1.476.958.227	1.408.559.745	1.393.854.166
Pasivo Corriente	637.478.527	580.419.940	651.533.550	368.600.292	473.087.971
Pasivo no Corriente	159.738.262	295.466.677	274.546.045	445.940.142	280.394.471
Subtotal	797.216.789	875.886.617	926.079.595	814.540.434	753.482.442
Patrimonio Neto	156.729.821	241.426.876	550.878.632	594.019.311	640.371.724
Total	953.946.610	1.117.313.493	1.476.958.227	1.408.559.745	1.393.854.166

Las cifras de los períodos finalizados el 30/09/01, 30/09/00 y 30/09/99 no incluyen los efectos derivados de las nuevas normas contables, según se explica en la nota 1.1 a los estados contables adjuntos

Firmado a efectos de su identificación con nuestro informe de fecha 07-11-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T°1 - F°13

GABRIEL S. C[illegible]
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T°162 - F°187

3) *Estructura de Resultados Comparativa (en pesos):*

	2003	2002	2001	2000	1999
Resultado Oper. Ordinario	7.244.305	16.666.902	-7.530.113	13.478.866	-2.223.421
Resultados Financieros	-38.216.524	19.775.142	-25.814.081	-18.091.507	-13.072.037
Fondo Promoción Cooperativa	-	-	-1.398.095	-1.516.802	-708.395
Otros Gastos y Otros Ingresos y Egresos (1)	-9.092.520	-3.958.259	-7.359.990	5.111.337	12.536.070
Resultado Neto	-40.064.339	32.483.785	-42.102.279	-1.018.106	-3.467.783

(1) Incluye Resultados de Inversiones Permanentes

Las cifras de los períodos finalizados el 30/09/01, 30/09/00 y 30/09/99 no incluyen los efectos derivados de las nuevas normas contables, según se explica en la nota 1.1 a los estados contables adjuntos

4) Datos Estadísticos (en unidades físicas): (*)

- *Las cifras están expresadas en miles de litros de leche de materia prima contenida en los productos elaborados y vendidos.*

	2003	2002	2001	2000	1999
# Volumen de Producción	299.354	340.523	411.715	436.258	505.002
# Volumen de Ventas					
- Mercado Local	226.345	199.300	282.949	306.715	346.065
- Exportación	66.809	139.684	46.490	74.073	183.469
- Total	293.154	338.984	329.439	380.788	529.534

5) Índices:

	2003	2002	2001	2000	1999
Liquidez (1)	0,46	0,61	0,97	1,71	1,23
Solvencia (2)	0,20	0,28	0,59	0,73	0,85
Inmovilización de Capital (3)	0,69	0,68	0,57	0,55	0,58

(1) Activo Corriente / Pasivo Corriente; (2) Patrimonio Neto/Pasivo Total; (3) Activo No Corriente / Activo Total

Firmado a efectos de su identificación con nuestro informe de fecha 07-11-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T°1 - F°13

GABRIEL S. CAPELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.A.B.A. T°162 - F°187

6) *<u>Perspectivas para el resto del ejercicio:</u> (*)*

- *El contexto económico argentino seguirá condicionando de manera importante la performance de nuestra empresa como ha sucedido en este primer trimestre. En el mercado interno las variables como el poder adquisitivo de la población, el tipo de cambio nominal y relativo, la tasa de interés y la tasa de inflación; y condicionantes como el acceso al crédito, la presión tributaria y las regulaciones jurídicas y económicas seguirán siendo determinantes. La empresa continuará adaptando su estrategia de canales y productos a dicha realidad, orientando su oferta al fortalecimiento del mercado y manteniendo su excelente standard de calidad.*

- *Las variables y condicionantes referidos en el párrafo anterior, más los condicionantes propios del mercado lácteo mundial serán el marco de la actividad de exportación de la empresa, que ha decidido mantener vigente su estrategia de presencia en el exterior, aprovechando no sólo la competitividad que confiere el tipo de cambio, sino también el reconocido prestigio de sus productos en el mercado internacional, que valora adicionalmente las políticas de calidad, tanto de materia prima como de procesos y el nivel tecnológico líder para satisfacer las necesidades de los clientes de cualquier parte del mundo.*

- *La sumatoria de los factores señalados generan expectativas favorables en cuanto a la evolución de la performance general de la Sociedad Cooperativa.*

- *Paralelamente, continúa el proceso de negociación con los principales acreedores y entidades financieras con el propósito de obtener términos más favorables de las obligaciones y disminución de las tasas de interés.*

- *El afianzamiento de un modelo de afianzamiento de las exportaciones, la optimización permanente de la oferta de producto/canal en el mercado interno y la profundización de los programas de adecuación de las estructuras, sumado a la obtención de lo esperado en las negociaciones mencionadas precedentemente tendientes a reestructurar los pasivos, posibilitarán alcanzar resultados positivos en el futuro mediato.*

(*) Información no cubierta por el informe de revisión limitada.

Firmado a efectos de su
identificación con nuestro
informe de fecha 07-11-03
PISTRELLI, HENRY MARTIN Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 – F° 13

NÉSTOR JUAN GARETTO	GABRIEL S. CASELLA	MIGUEL OMAR ALTUNA
Presidente	Socio	Presidente
Comisión Fiscalizadora	Contador Público U.B.A.	
	C.P.C.E.C.A.B.A. T° 162 – F° 187	

SANCOR COOPERATIVAS UNIDAS LIMITADA

ESTADOS CONTABLES AL 30 DE SEPTIEMBRE DE 2003
PRESENTADOS EN FORMA COMPARATIVA CON EL EJERCICIO ANTERIOR Y EL MISMO PERIODO DEL EJERCICIO ANTERIOR

RATIFICACION DE FIRMAS LITOGRAFIADAS

Por la presente ratifico mi firma que obra litografiada en las fojas que anteceden desde la página N° 1 hasta la página N° 35.

PISTRELLI, DIAZ Y ASOCIADOS S.R.L.
C.P.C.E.C.A.B.A. T° 1 – F° 13

NÉSTOR JUAN GARETTO
Presidente
Comisión Fiscalizadora

GABRIEL S. CASELLA
Socio
Contador Público U.B.A.
C.P.C.E.C.F. T° 162– F° 187

MIGUEL OMAR ALTUNA
Presidente